SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 9, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release  ANGLOGOLD ASHANTI RESULTS FOR THE QUARTER AND YEAR
                                      ENDED 31 DECEMBER 2009 PREPARED IN ACCORDANCE WITH
                                      IFRS

Quarter 4 2008
Report
for the quarter and year ended 31 December 2008
Group results for the quarter….
· Gold production at 1.268Moz up on the prior quarter’s performance and ahead of previous market guidance.
· Obuasi in Ghana delivers second consecutive quarter of production improvement, up 7% on the previous quarter as turnaround strategy starts to take effect.
· Uranium production increases 2% to 353,000 pounds.
· Total cash costs at $422/oz for the group, 13% better than previous quarter and 8% below market guidance with South African operations total cash costs at $318/oz, down 23%, while Brazil operations were $100/oz lower at $255/oz.
· Adjusted headline loss was $17m, distorted by annual accounting adjustments which totalled $48m relating to inventory write-downs, current and deferred tax provisions.
· $1.0bn term facility secured to re-finance convertible bond.
· Transaction announced to sell interest in Boddington for an aggregate maximum consideration of up to approximately $1.1bn in January
  2009.
… and the year
· Fatalities reduced by 57%, while a 20% improvement has been achieved on all accidents.
· Gold production 4.982Moz – in line with market guidance.
· Total cash costs increased by $87/oz to $444/oz, due to lower production and inflationary pressure, offset partially by weaker local currencies for the latter part of the year.
· Hedge commitments reduced by 5.29Moz or 47% to 5.99Moz - company now better positioned to materially participate in higher spot prices going forward.
· Hedge buy-backs results in an adjusted headline loss of $897m, against an adjusted headline earnings of $278m in 2007.
· Mineral Resource after depletion increased 16% or 33.4Moz to 241.0Moz, while Ore Reserves after depletion increased 2% to 74.9Moz –
  prior to Boddington sale.
· Final dividend declared at 50 South African cents per share or 5 US cents per share, resulting in a total dividend of 100 South African cents or 11 US cents per share for the year.
Quarter
Year
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Sep
Dec
Dec
2008
2008
2008
2007
2008
2008
2008
2007
Restated
Restated
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced
- kg / oz (000)
39,429
39,336 154,958 170,365
1,268
1,265 4,982 5,477
Price received
1
- R/kg / $/oz
219,329
160,127 130,522 142,107
687
644 485 629
Price received normalised for
accelerated settlement of non-hedge
derivatives
1
- R/kg / $/oz
219,329
160,127 185,887 142,107
687
644 702 629
Total cash costs - R/kg / $/oz
134,813
121,440 117,462 80,490
422
486 444 357
Total production costs - R/kg / $/oz
172,312
152,945 150,149 107,415
540
612 567 476
Financial review
Gross profit (loss)
- Rm / $m
2,187
851 939 (1,309)
390
186 594 (248)
Gross profit (loss) adjusted for the gain
(loss) on unrealised non-hedge
derivatives and other commodity
contracts
2
- Rm / $m
1,241
184 (2,945) 5,893
125
28 (384) 835
Adjusted gross profit normalised for
accelerated settlement of non-hedge
derivatives
2
- Rm / $m
1,241
184 5,072 5,893
125
28 626 835
(Loss) profit attributable to equity
shareholders
- Rm / $m
(11,869)
(247) (16,105) (4,269)
(1,016)
51 (1,195) (668)
Headline earnings (loss)
3
- Rm / $m
516
(298) (4,375) (4,136)
234
44 (30) (648)
Headline (loss) earnings adjusted for
the gain (loss) on unrealised non-
hedge derivatives and other commodity
contracts and fair value adjustments on
convertible bond
4
- Rm / $m
(178)
(956) (7,197) 1,971
(17)
(119) (897) 278
Capital expenditure - Rm / $m
2,994
2,623 9,905 7,444
302
338 1,201 1,059
(Loss) profit per ordinary share - cents/share
Basic
(3,335)
(71) (5,077) (1,517)
(285)
15 (377) (237)
Diluted
(3,335)
(71) (5,077) (1,517)
(285)
15 (377) (237)
Headline
3
145
(86) (1,379) (1,470)
66
13 (9) (230)
Headline (loss) earnings adjusted for
the gain (loss) on unrealised non-
hedge derivatives and other commodity
contracts and fair value adjustments on
convertible bond
4
- cents/share
(50)
(275) (2,269) 700
(5)
(34) (283) 99
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note 9 "Notes" for the definition.
4. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Global Footprint
AngloGold Ashanti is a global company…
…with an extensive portfolio of new and emerging opportunities.
China
DRC
Russia

Operations at a glance
for the quarter ended 31 December 2008
Production
Total cash costs
Gross profit (loss) adjusted
for the gain (loss) on
unrealised non-hedge
derivatives and other
commodity contracts
1
% % %
oz (000)
Variance
2
$/oz
Variance
2
$m
Variance
2
Mponeng
144
(12)
222
(23)
60
20
AngloGold Ashanti Mineração
83
-
234
(29)
27
50
Kopanang
91
8
310
(26)
24
200
Cripple Creek & Victor
78
24
322
-
20
67
Moab Khotsong
71
4
317
-
12
500
Morila
3, 4
47
24
385
(17)
11
120
Siguiri
3
81
13
478
(9)
10
67
Sunrise Dam
85
(26)
486
(21)
9
190
Great Noligwa
63
(2)
452
(25)
8
367
TauTona
70
(11)
325
(27)
7
(59)
Serra Grande
3
24
20
260
(20)
7
40
Sadiola
3, 4
49
20
386
(3)
5
25
Savuka
18
20
255
(58)
4
100
Iduapriem
57
14
577
2
3
400
Yatela
3, 4
16
(11)
561
(11)
3
100
Cerro Vanguardia
3
56
30
464
(30)
2
113
Tau Lekoa
36
(5)
478
(16)
2
200
Navachab
20
18
512
(5)
2
100
Obuasi
98
7
712
5
(33)
(50)
Geita
52
(30)
921
32
(58)
(32)
Other
27
8
18
100
Sub-total
1,268
-
422
(13)
143
286
Less equity accounted investments
(18)
100
AngloGold Ashanti
125
347
1
Refer to note B "Non-GAAP disclosure" for the definition.
2
Variance December 2008 quarter on September 2008 quarter - increase (decrease).
3
Attributable.
4
Equity accounted investments.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER AND YEAR
FOURTH QUARTER
Five employees were fatally injured during the
quarter, with four accidents occurring in the South
African region and one at Obuasi in Ghana. This
brings the total number of fatalities to 14 for 2008,
against 34 fatal accidents in 2007. This is
equivalent to a fatal injury frequency rate (FIFR) of
0.09 per million hours worked for the year, against
0.21 for 2007, representing a 57% improvement
and is the lowest rate that the company has ever
recorded.
The LTIFR rate for the year ended 11% lower than
that recorded in 2007, while a 20% year-on-year
improvement has been achieved on all injuries.
AngloGold Ashanti remains committed to a
continuing focus on raising safety standards and
achieved this quarter, its commitment of having all
its mining operations OHSAS 18001 compliant. In
addition, its South African metallurgical plants and
the Tropicana exploration project in Australia also
achieved certification.
Gold production for the fourth quarter was
marginally higher than market guidance at
1.27Moz, reflecting improved performance across
all assets, with the exception of Geita. Total cash
costs at $422/oz, was 13% lower than the previous
quarter, primarily due to once-off ore stock pile
movements not repeating during the fourth quarter,
weaker local currencies and reduced fuel costs.
The South African operations were 3% lower at
16,185kg, primarily due to lower production from
Mponeng which was constrained by face-length
flexibility and vamping activities. Despite the lower
gold production, total cash costs reduced 1% to
R101,675/kg following lower summer power tariffs
and delivery of cost saving initiatives. Savuka and
Kopanang had solid quarters with gold production
up 18% and 8% respectively, while Moab Khotsong
continues to build-up production flexibility, up 3%
for the quarter. The South African operations
continue to provide currency leverage to a
weakening Rand, and dollar denominated total
cash costs closed 23% lower at $318/oz, with
operational free-cashflow increasing significantly
from $52m to $118m.
Uranium production increased 2% during the
quarter to 353,000 pounds, and 629,000 pounds of
uranium was on hand and at the converters at
year-end. Total uranium production for the year
was 4% higher than the prior year at 1.3m pounds,
notwithstanding the power related production
stoppages earlier in the year. Following the
cancelling of some uranium contracts during the
year, the company is poised to achieve greater
exposure to spot uranium prices in 2009.
The other African assets also had solid performances.
Production from the Ghanaian operations
increased by 9% to 155,000oz, with both Obuasi
and Iduapriem growing production for the second
consecutive quarter.
Siguiri in Guinea saw production 13% higher at
81,000oz following improved plant availability with
total cash costs reduced by 9%. The Malian
operations increased production by 15% and
reduced total cash costs by 12% to $411/oz.
Production at Navachab in Namibia was 18%
higher at 20,000oz and total cash costs 5% lower
at $512/oz. Geita in Tanzania had a difficult
quarter, affected by SAG mill breakdowns, which
resulted in production reducing 30% to 52,000oz
and consequently, total cash costs increasing 32%.
The Americas also delivered solid results, with
Cerro Vanguardia in Argentina increasing
production by 30% to 56,000oz, consistent with the
steps taken in the prior quarter to rectify plant
constraints. Total cash costs consequently reduced
30% to $464/oz, and operational free cashflow
increased to $7m from a loss in the previous
quarter of $10m.
The Brazilian operations saw production 5% higher
at 108,000oz, led by Serra Grande with improved
gold production, higher throughput and improved
grades. Total cash costs for Brazil was significantly
lower at $255/oz, assisted by the higher gold
production, improved cost management and a
weakening local currency. Operational free-
cashflow increased 83% to $42m for the quarter.
Production at CC&V in the USA was 24% higher at
78,000oz, while total cash costs were flat at
$322/oz, with operational free cashflow increasing
47% to $25m.

The company continued to execute its hedge
reduction strategy and further reduced hedge
commitments from 6.30Moz to 5.99Moz at
31 December 2008, while the net delta hedge
position reduced 0.57Moz for the quarter to
5.22Moz. This brings the total year’s reduction of
hedge commitments to 5.29Moz or 47% for the
year, while the net delta reduced by 5.17Moz or
46%. The company is now better positioned to
participate in higher spot prices going forward.
During the quarter the received price of $687/oz
was 7% higher than the previous quarter and
13.6% below the average spot price. This
compares favourably with the previous quarter
where the discount to spot was 26%. The adjusted
headline loss was $17m, distorted by annual
accounting adjustments (net of tax) aggregating
$48m which included write-downs of Geita
stockpiles ($19m) and stores in Continental Africa
($21m) and current and deferred tax provision
($8m).
During the quarter, the company recorded
exceptional asset impairment charges aggregating
$1.25bn (net of tax) in relation to the former
Ashanti assets (comprising Obuasi, Geita and
Iduapriem) and certain other investments and
sundry assets. This adjustment which is of a non-
cash nature is based on assumptions relating to
market conditions which include the lower gold
forward curve, higher discount rates, higher power
tariffs in Ghana and reduced reserves at Geita. The
asset impairment charges are excluded from both
headline and adjusted headline earnings.
On 21 November 2008, AngloGold Ashanti
announced the signing of a $1bn term facility
agreement with Standard Chartered Bank to
refinance its convertible bond. The Term Facility is
available to be drawn during February 2009 for the
purpose of repaying the $1bn convertible bond due
on 27 February 2009. The Term Facility is for an
initial one year period from the date of the first
drawdown in February 2009 but may be extended,
if required, at the option of AngloGold Ashanti until
30 November 2010. The covenant terms of the
Term Facility are similar to those of AngloGold
Ashanti’s existing $1.15bn Revolving Credit
Facility, save that the amounts drawn under the
Term Facility will bear an interest margin of 4.25%
for the first six months after the first drawdown and
5.25% thereafter.
On 15 December 2008 the company announced
the purchase of São Bento Gold Company Limited
("SBG") and its wholly-owned subsidiary, São
Bento Mineração S.A. ("SBMSA") from Eldorado
Gold Corporation ("Eldorado") for a consideration
of $70m. The purchase price was settled through
the issuance of 2,701,660 AngloGold Ashanti
shares. The purchase of SBG and SBMSA gives
AngloGold Ashanti access to the São Bento mine,
a gold operation located in the immediate vicinity of
AngloGold Ashanti's proposed Córrego do Sítio
mine in Brazil. The acquisition of the São Bento
mine provides AngloGold Ashanti with the potential
to double the scale of the proposed Córrego
do Sítio mine, which once developed will
significantly enhance AngloGold Ashanti's Brazilian
asset base.
YEAR
The company’s total Mineral Resource before
depletion increased by 40.5Moz for the year. After
depletion, this represents an increase of 33.4Moz,
from 207.6Moz in 2007 to 241.0Moz in 2008. The
largest single resource increase came at La Colosa
in Colombia, where 12.3Moz were delineated by
the exploration team. Significant other additions
include 7.9Moz at Mponeng, 3.9Moz at Obuasi
following exploration work below 50 level, 1.6Moz
at Boddington, 1.8Moz at Savuka, 1.4Moz at
Iduapriem, 1.2Moz at CC&V following successful
exploration and work completed on the mine life
extension project, and 1.2Moz at Sadiola.
In 2008, AngloGold Ashanti recorded an increase
in total ore reserves before depletion of 7.7Moz.
After depletion, this represents a 2.5% increase
year-on-year, from 73.1Moz in 2007 to 74.9Moz
in 2008. Significant additions included 2.8Moz at
Mponeng, 1.3Moz at Obuasi due to revised mine
design and schedule, 1.1Moz at Boddington due to
successful drilling and at Siguiri 0.6Moz, where the
resources were upgraded from inferred to indicated
at the Seguelen NW and Sintroko deposits due to
improved mining efficiencies.
Production for 2008 declined 9% to 4.98Moz, but
within market guidance. South African production
declined 230,000oz, primarily as a result of the
power shortages experienced in South Africa and
safety stoppages. Post the January 2008 power
shortage incident, no further constraints were
experienced during the year and the company is
now operating at 100% capacity, while utilising
93% of its original power allocation in South Africa.

Production at Sunrise Dam was 167,000oz lower
as anticipated following the completion of mining
the high grade zone in the MegaPit, and production
at Geita was 63,000oz lower following mill
breakdowns. Cerro Vanguardia also had a difficult
year with production 50,000oz lower, due to lower
feed grades and problems associated with the
agitators in the leach tanks in the first half of the
year. Encouragingly, Ghana posted a 6% increase
in production, while the Brazil operations
maintained their solid performance.
Total cash costs for 2008 increased by $87/oz to
$444/oz, primarily as a result of the 9% lower gold
production and cost escalation on wages and
consumables, offset partially by weaker local
currencies during the latter part of the year.
Combined with the hedge buy-backs during the
year, the adjusted headline earnings reduced from
$278m in 2007 to a loss of $897m for 2008.
A dividend of 50 South African cents (5 US cents)
per share was declared for the six months ended
31
December 2008. This represents a similar
dividend payout as per the interim year declaration,
resulting in a total dividend for the year of
100
South African cents (approximately 11 US
cents) per share.
Post quarter end, on the 27 January 2009 the
company announced the sale of its 33.33% interest
in Boddington Mine to Newmont Mining
Corporation for an aggregate consideration of up to
approximately $1.1 billion. The transaction includes
a cash payment of $750m upon closing; $240m
due on 31 December 2009 in either cash or shares
and quarterly royalty payments to a maximum of
$100m based on a specified cash operating margin
being achieved. All capital expenditure incurred
from 1 January 2009 is also to be reimbursed.
Boddington Mine was under development during
the course of 2008 and is scheduled to come into
production during the course of 2009. As at the
31 December 2008, Boddington had attributable
reserves of 6.7Moz and Mineral Resources of
11.9Moz.
Production for 2009 is expected to be within a
range of 4.9Moz to 5.0Moz, and total cash costs
are anticipated to be between $435/oz and
$450/oz, based on the following exchange rate
assumptions: R9.75/$, A$/$0.675, BRL2.25/$ and
the Argentinean peso 3.65/$. Capital expenditure
for the year is estimated to be approximately
$840m, and will be managed in line with profitability
and cashflow.
Production for the first quarter of 2009 is estimated
to be 1.13Moz at an average total cash costs of
between $440/oz and $450/oz, assuming the
following exchange rates: R9.75/$, A$/$0.66,
BRL2.25/$ and Argentinean peso 3.50/$. Capital
expenditure is estimated at $220m.
The table below provides guidance for the year in
respect of forecast ounces and total cash costs for
2009.
Forecast
Production
Ounces
(000)*
Expected
Cash
Cost
$/oz**
Great Noligwa
220
460 - 480
Kopanang                                                  400
275
- 295
Tau Lekoa
150
455 - 475
Moab                                                         300
280
- 300
VR Surface
115
360 - 380
TauTona                                                    295
330
- 350
Savuka                                                       65
440
- 460
Mponeng                                                    530
260
- 280
Navachab                                                   70
430
- 450
Morila                                                        130
550
- 570
Yatela                                                        90
440
- 460
Sadiola                                                      130
495
- 515
Siguiri                                                        300
495
- 515
Obuasi                                                      400
620
- 640
Iduapriem                                                  200
540
- 560
Geita                                                         315
800
- 820
Cripple Creek
280
350 - 370
Serra Grande
80
340 - 360
AngloGold Ashanti Brazil
320
280 - 300
Cerro Vanguardia
160
410 - 430
Sunrise Dam
410
530 - 550
Total
4.9 – 5.0
435 - 450
* Attributable production
** Assumes the following exchange rates to the US dollar: R9.75/$,
A$/$0.675, BRL2.25/$ and the Argentinean peso 3.65/$
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, following the transfer of the
upper level high-grade SV4 section to Moab
Khotsong during the third quarter, production
remained steady at 1,969kg (63,000oz). However,
total cash costs were 4% lower at R144,190/kg
($452/oz), primarily due to higher by-product
contribution and lower power tariffs.
The adjusted gross profit was R78m ($8m) against
a loss of R28m ($3m) in the previous quarter. This
was mainly as a result of the higher gold price
received.
The Lost-Time Injury Frequency Rate (LTIFR)
improved to 12.11 lost-time injuries per million
hours worked (12.52 for the previous quarter)

Kopanang had a solid quarter with gold
production up 8% to 2,827kg (91,000oz), following
increased mining volumes resulting from improved
face length and higher grade tonnage delivered to
the plant.
Total cash costs were 5% lower at R99,050/kg
($310/oz) on the back of higher gold production.
The adjusted gross profit was R240m ($24m),
compared with the R57m ($8m) in the previous
quarter, due to the higher price received and higher
gold production.
The LTIFR was 12.25 (11.86).
The build-up at Moab Khotsong continues with
gold production up 3% at 2,194kg (71,000oz),
following increased tonnage throughput, partially
offset by mining mix which adversely affected the
grade.
Total cash costs were 28% higher at R101,180/kg
($317/oz), primarily due to lower underground
inventory lock-ups, partially offset by the higher
gold production. The adjusted gross profit was
R114m against a loss of R27m in the prior quarter,
primarily due to the higher gold price received and
improved production.
The LTIFR improved 28% to 9.18 (12.83).
Regrettably, there was one fatal accident during
the quarter.
At Tau Lekoa, gold production was 6% lower at
1,105kg (36,000oz), following the loss of three
production shifts to safety stoppages and
maintenance. As a result, total cash costs
increased 7% to R152,541/kg ($478/oz), while the
adjusted gross profit was R22m ($2m) against a
loss of R16m ($2m) in the previous quarter. The
favourable movement is attributed to an improved
gold price received, partially offset by the lower
gold production.
The LTIFR improved 16% to 12.38 (14.82).
Gold production from the Vaal River Surface
Operations was the highest achieved for the year,
with production of 848kg (27,000oz), 10% higher
quarter-on-quarter mainly due to increased
tonnage throughput to ensure maximum plant
capacity. On the back of the higher gold
production, total cash costs were 9% lower at
R116,749/kg ($366/oz).
Adjusted gross profit was R62m ($5m) higher at
R81m ($8m), mainly as a result of a higher gold
price received and improved total cash costs.
The LTIFR was 0.56 (1.08).
Gold production at Mponeng was 12% lower at
4,492kg (144,000oz) against the prior quarter, but
the mine has for the fourth consecutive quarter
exceeded its plan. Gold production decreased
quarter-on-quarter due to reduced mining volume
constrained by face length and lower vamping
activities.
Despite the lower gold production, total cash costs
improved 2% to R71,022/kg ($222/oz), primarily
due to the lower power tariffs and a favourable
inventory adjustment due to an increase in lock-up
tonnes.
The adjusted gross profit was R212m higher than
the previous quarter at R594m ($60m). This was
due to higher gold price received, partially offset by
lower gold production.
The operation regrettably recorded one fatality for
the quarter and the LTIFR was 12.66 (12.21).
Savuka had a solid quarter with gold production
18% higher at 566kg (18,000oz), mainly due to
improved drilling and blasting, vamping and
improved mining mix. Total cash costs reduced
significantly to R81,339/kg ($255/oz), the result of
higher gold production, lower operating costs
following savings initiatives and lower power tariffs.
The adjusted gross profit was R24m ($2m) higher
at R42m ($4m), due to the higher gold price
received, improved production and lower total cash
costs.
The LTIFR improved to 12.35 (14.27).
Gold production at TauTona was 11% lower at
2,184kg (70,000oz) following reduced mining
volume due to safety concerns. Despite the lower
gold production, total cash costs decreased 6% to
R103,961/kg ($325/oz), the result of lower power
tariffs and costs saving initiatives.
The adjusted gross profit reduced to R72m ($7m),
against R130m ($17m) in the prior quarter.
The LTIFR was 15.44 (12.49). Regrettably, there
were two fatal accidents during the quarter.

ARGENTINA
At Cerro Vanguardia (92.5% attributable)
production rose 30% to 56,000oz due to higher
yield and increased volume, both the consequence
of action taken to resolve plant constraints
experienced during 2008. Total cash costs
decreased 30% to $464/oz as a result of local
currency depreciation, higher gold produced,
higher silver by-product contribution, as well as
lower costs in respect of equipment maintenance
and contractors.
The adjusted gross profit was $2m, against a loss
of $15m in the prior quarter, as a result of higher
gold sold, improved received price and lower costs.
The LTIFR was 3.49 (1.56).
AUSTRALIA
Gold production at Sunrise Dam reduced 26% as
anticipated to 85,000oz, following the completion of
mining in the MegaPit during the previous quarter.
Total cash costs, however, only increased 3% to
A$721/oz ($486/oz), with lower handling costs
partially offsetting the reduced gold production.
The adjusted gross profit was A$13m ($9m),
against a loss of A$12m ($10m) in the prior
quarter.
The LTIFR remained 0.00 (0.00).
BRAZIL
Gold production at AngloGold Ashanti Brasil
Mineração was steady at 83,000oz. Total cash
costs decreased 29% to $234/oz primarily due to
local currency depreciation and lower fuel costs.
The adjusted gross profit was $27m, against $18m
in the previous quarter, reflecting the higher
received price and lower costs.
The LTIFR was 3.24 (2.67).
At Serra Grande, (50% attributable) gold
production increased 20% to 24,000oz, resulting
from improved throughput and grade. Total cash
costs decreased 20% to $260/oz, primarily due to
local currency depreciation and higher gold
production.
The adjusted gross profit was $7m, against the
previous quarter’s $5m.
The LTIFR was 1.46 (1.60).
GHANA
Obuasi, for the second consecutive quarter,
increased gold production to 98,000oz, 7% higher
than the previous quarter. The turnaround project
continues with an increase in development metres
to improve mining flexibility and improved
metallurgical recoveries, resulting in both
throughput and yield improving. Total cash costs
increased by 5% to $712/oz, due to once-off
consumable write-offs, partly offset by lower fuel
prices and reduced power consumption.
The adjusted gross loss was $33m, resulting from
the increase in cash operating costs.
The LTIFR was 4.40 (1.18). Regrettably, there was
one fatal accident during the quarter.
At Iduapriem gold production increased for the
second consecutive quarter, up 14% to 57,000oz,
following improved plant availability that increased
tonnage throughput 10% and yield was 2% higher
following improved mining mix. Total cash costs
increased by 2% to $577/oz mainly as a result of
an increase in waste stripping costs in line with the
mining plan, partially offset by the higher gold
production.
An adjusted gross profit of $3m was achieved,
against a loss of $1m in the previous quarter.
LTIFR was 3.33 (1.46)
REPUBLIC OF GUINEA
At Siguiri (85% attributable) production increased
13% to 81,000oz as a result of improved plant
availability and utilisation. Total cash costs
decreased to $478/oz as a result of the higher
production, lower fuel prices and local currency
depreciation.
The adjusted gross profit increased to $10m as a
result of the increase in production, higher gold
price received and decrease in total cash costs.
LTIFR was 0.58 (0.57)

MALI
Gold production at Morila (40% attributable) was
24% higher than the previous quarter at 47,000oz
due to a 24% increase in recovered grade,
following higher grade material available from
Pit 4N. Total cash costs were 17% lower at
$385/oz, on the back of the higher gold production,
lower reagent and fuel costs.
Adjusted gross profit of $11m was double that of
the previous quarter.
The LTIFR was 0.00 (0.00).
At Sadiola (38% attributable), production was 20%
higher at 49,000oz due to a combination of
increases in both tonnage throughput and yield.
Tonnage throughput was favourable as a result of
improved plant availability, while better feed grades
improved yield, as a result of processing a higher
percentage of sulphide ore. Total cash costs
decreased to $386/oz as a result of lower fuel
prices and increased production, partly offset by a
once-off mining contractor expenses.
Adjusted gross profit increased to $5m primarily as
a result of the increased production and lower fuel
prices.
The LTIFR was 0.83 (0.91).
Production at Yatela (40% attributable) decreased
by 11% to 16,000oz due to a decrease in
recovered grade, as a result of stacking lower
grade marginal ore in the previous quarter. Despite
the lower gold production, total cash costs
decreased by 11% as a result of lower fuel prices,
reduced reagents consumption and a stronger US
dollar, offsetting the impact of the lower gold
production.
The adjusted gross profit was $3m, against break-
even in the previous quarter, primarily due to the
higher received price and lower total cash costs.
The LTIFR was 0.00 (4.76).
NAMIBIA
Gold production at Navachab increased 18% to
20,000oz, as both throughput and yield improved.
Tonnage throughput was higher following the
implementation of continuous shifts, while
improved grade control allowed for improved
delineation of higher grade blocks from the North
pit 2 area. Consequently, total cash costs reduced
5% to $512/oz.
The adjusted gross profit was $2m, against $1m in
the previous quarter.
The LTIFR remained 0.00 (0.00).
TANZANIA
At Geita, gold production was 30% lower than the
previous quarter at 52,000oz due to a reduction in
grade and tonnage throughput following the
breakdown of the SAG mill. Total cash costs were
consequently 32% higher at $921/oz.
Adjusted gross loss was $14m lower at $58m.
The LTIFR was 0.80 (1.63).
NORTH AMERICA
At Cripple Creek & Victor, (100% ownership
effective 1 July 2008) gold production increased
24% to 78,000oz due to pad phase timing. Total
cash costs were on par with that of the previous
quarter at $322/oz, with higher production and
lower royalties offsetting increased lime
requirements.
The adjusted gross profit was $20m against $12m
in the prior quarter.
The LTIFR was 9.81 (0.00).
Notes:
· All references to price received includes realised non-hedge derivatives.
· In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold
  Ashanti.
· Rounding of figures may result in computational discrepancies.

Review of the gold market
The ‘deleveraging’ that started with the collapse of
Lehman Brothers continued into the fourth quarter
as financial markets struggled to come to terms with
the extent of the crisis and its global impact.
Continued liquidation took place across all metals
and commodities including gold. Having peaked at
$910/oz in early October, the liquidation on the
COMEX over the ensuing month of almost 8Moz
took the price down to the lows of the quarter of
$710/oz by early November. It is possible that the
extent of this decline was exacerbated by market
participants who took advantage of the ease with
which gold can be used as a short-term funding
mechanism.
Despite falling over $200/oz during the quarter, gold
outperformed all of the other metals and oil. The sell
off to around $700/oz represented a decline of just
over 30% from the year’s high, whereas on a similar
basis, platinum lost 68%, copper 67%, nickel 73%
and the oil price plunged 77%.
In November speculative interest returned to gold,
partly due to another wave of US dollar weakness
but also on hopes that another cut in production
from OPEC would lift the oil price and that this
would in turn support the gold price.
This rally was sustained through December when
commodities in general started to stage a recovery.
In addition, gold started to benefit from safe haven
buying once again as analysts began to highlight
the potential inflationary impact of all of the co-
ordinated global activities of liquidity injections,
stimulus packages and interest rate cuts. During
the month of December the gold price rallied 14%,
ending the year at $878/oz.
The gold price averaged $872/oz in 2008, 24%
higher than the average for 2007 of $703/oz. The
average price during the fourth quarter was
$795/oz, marginally higher than the average price
during the fourth quarter of 2007 of $788/oz.
Investment Market
ETF holdings continued to grow during the period
under review, against the general trend in other
investment vehicles. This is indicative of the fact
that ETF investors tend not to be driven by short-
term price movements or speculative opportunities
but are rather longer-term investors who see gold as
a hedge against inflation or a portfolio diversifier.
Total holdings at year end were some 38Moz.
Holdings increased during the quarter by some
3Moz, including over 600,000oz invested in a new
exchange traded fund listed on the German Stock
Exchange.
Producer Hedging
Very little activity took place in this area during the
quarter and in comparison to the volatility
experienced in international markets, the relatively
small movements in the global hedge book were not
a significant driver of price or market sentiment.
Physical Demand
The retail sector and particularly the luxury goods
market suffered globally as a result of the credit
squeeze and fears of recession. The gold jewellery
market, which accounts for some 70% of physical
demand, was affected by this trend, particularly in
the US and in Europe, where jewellery is purchased
as an adornment, rather than as an investment
product.
The exception to this trend was China, where
jewellery sales continued at similar level as the
comparable period in 2007. However many
Chinese exporters of consumer goods have seen a
drop in sales and it is likely that the internal
consumption market for jewellery will suffer as the
effects of this decline filter into the Chinese
economy. The first quarter of the year, in particular
the Chinese New Year period in late January, is
typically a period of peak demand, but it is likely that
consumption will slow down in March as retailers
restock cautiously.

Investment demand, in the form of bars and coins,
has increased dramatically in China over the recent
period and 2008 is likely to show an increase of
over 100% year-on-year when official figures are
released later in the year. The reasons for the
increase relate to concern over other investment
vehicles, particularly housing and the stock
exchange, but also the traditional view of gold as a
hedge against inflation and a safe haven in times of
economic uncertainty.
The US market was hard hit by concerns over the
economy and sales were down in all sectors of the
market. In parallel, higher gold prices have driven
retailers to stock alternative jewellery products,
using for example gold plating or gold and silver in
combination, in order to maintain price points.
Sales during the fourth quarter, which typically
account for around 40% of jewellery sales annually,
were at significantly lower levels, even in
comparison to the lacklustre fourth quarter
experienced in 2007. However, stocks are also at
record low levels, and it is possible that there will be
some revival in demand in the early part of 2009 as
retailers restock.
Economic uncertainty also affected the Middle
Eastern market, particularly in tourist destinations
such as Dubai. The local retail trade in the Gulf
Region declined as well as the tourist sector. As
consumer spending slowed and the impact of stock
exchange falls took its toll, spending on
discretionary and luxury goods including jewellery,
was affected.
Egyptian demand remained healthy despite high
local gold prices (as the Egyptian Lira weakened
against the US dollar). In contrast, demand in
Turkey, where local gold prices also rose
significantly but where the effects of the global
economic crisis were more apparent, experienced
significant weakness during the quarter, in both the
jewellery as well as the coin sector. Fabrication
demand in Turkey declined (Turkey is a major
exporter of gold jewellery to the US and as such
was affected by the downturn in US jewellery sales).
In India, where jewellery purchases have a quasi-
investment characteristic, the third quarter had
shown some revival in jewellery sales, after
dampened demand in the first half of the year, due
to the lower and more stable price as well as
expectations of an eventual gold price increase.
In the fourth quarter, however, buying slowed as
prices rose once again. Fabrication demand
(jewellery manufactured for export as well as for
local consumption) also showed a slight decrease in
comparison to the preceding period. If the second
half of the year is viewed as a whole, however,
fabrication demand still shows a significant
increase, in the order of approximately 50%, over
the same period in 2007.
Official Sector Sales
The current Central Bank Gold Agreement (CBGA)
entered its fifth and final year in September 2008.
Central Bank sales in the first quarter of the final
year of the agreement however reached only 50t,
against a quota of 500t for the full year, which
seemed unlikely to be met.
Currencies
The Rand, Australian dollar and Brazilian Real all
came under pressure from the deleveraging that
occurred across other asset classes. In the case of
the Rand and the Australian dollar, the decline was
particularly severe in October, when they lost 34%
and 26% respectively against the US dollar.
Both of these currencies recovered somewhat
during the remainder of the quarter but never
regained their initial levels. The Rand closed the
quarter at $/R9.455 which represents a depreciation
of 14% over the quarter and the Australian dollar
closed at A$/$0.69, a depreciation of 14%.
The Brazilian Real experienced the same sell off
during October as did all emerging market
currencies, however unlike the Rand, it did not
stage any form of sustained recovery through the
balance of the quarter. The Real closed at $/BRL
2.34 which represented a decline over the quarter of
21%.

Hedge position
HEDGE POSITION
As at 31 December 2008, the net delta hedge
position was 5.22Moz or 162t (at 30 September
2008: 5.79Moz or 180t), representing a further
reduction of 0.57Moz for the quarter. The total
commitments of the hedge book as at
31 December 2008 was 5.99Moz or 187t, a
reduction of 0.31Moz from the position as at
30 September 2008.
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $2.68bn (negative R25.36bn),
decreasing by $0.29bn (R0.80bn increase) over
the quarter. The marked-to-market value after the
credit risk adjustment of all hedge transactions
making up the hedge positions was a negative
$2.46bn (negative R23.25bn). This value was
based on a gold price of $872.15/oz, exchange
rates of R9.455/$ and A$/$0.6947 and the
prevailing market interest rates and volatilities at
that date.
The company’s received price for the fourth
quarter was $687/oz, 13.6% below the average
spot price for the same period.
During the course of 2008, the hedge book has
been reduced by 5.17Moz on a delta basis and
the committed ounces have reduced by 5.29Moz.
As at 6 February 2009, the marked-to-market
value before the credit risk adjustment of the
hedge position was a negative $2.94bn (negative
R28.97bn), based on a gold price of $913.50/oz
and exchange rates of R9.840/$ and A$/$0.6528
and the prevailing market interest rates and
volatilities.
These marked-to-market valuations are in no way
predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the
theoretical cost of closing all hedge contracts at
the time of valuation, using prevailing market
prices and rates.
The following table indicates the group’s commodity hedge position at 31 December 2008.
Year
2009
2010
2011
2012
2013
2014-2016
Total
DOLLAR GOLD
Forward contracts Amount (kg) *(5,960) 8,354 11,765 11,944 9,518 2,845 38,466
US$/oz
$1,199              $204
$383 $404
$408               $510               $467
Put options sold Amount (kg) 4,043 4,226 3,048 1,882 1,882 1,882 16,963
US$/oz
$671              $708
$533 $430
$440              $450                $579
Call options sold Amount (kg) 14,805 33,394 38,312 24,461 17,857 22,067 150,896
US$/oz
$442              $537
$530 $622
$601              $606                $557
RAND GOLD
Forward contracts
Amount (kg) *(1,866) * (1,866)
Rand per kg R157,213 R157,213
A DOLLAR GOLD
Forward contracts
Amount (kg) 280 3,110 3,390
A$ per oz A$852 A$652 A$669
Call options purchased Amount (kg) 1,244 3,110 4,354
A$ per oz A$694 A$712 A$707
Delta (kg)
(4,501)         (36,523)
(44,466) (31,629)
(24,106)         (20,998)          (162,223)
** Total net gold:
Delta (oz) (144,720) (1,174,250) (1,429,620) (1,016,910) (775,040) (675,070) (5,215,610)
*
Indicates a net long position resulting from forward purchase contracts.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2008.
Rounding of figures may result in computational discrepancies.

The following table indicates the group's currency hedge position at 31 December 2008
Year
2008
2009
2010
2011
2012
2013-2016
Total
RAND DOLLAR (000)
Put options purchased Amount ($) 30,000 30,000
US$/R R11.56 R11.56
Put options sold Amount ($) 50,000 50,000
US$/R R9.52 R9.52
Call options sold Amount ($) 50,000 50,000
US$/R R11.61 R11.61
A DOLLAR (000)
Forward contracts Amount ($) 450,000 450,000
A$/US$ $0.65 $0.65
Put options purchased Amount ($) 10,000 10,000
A$/US$ $0.69 $0.69
Put options sold Amount ($) 10,000 10,000
A$/US$ $0.76 $0.76
Call options sold Amount ($) 10,000 10,000
A$/US$ $0.64 $0.64
BRAZILIAN REAL (000)
Forward contracts Amount ($) 62,340 62,340
US$/BRL BRL 1.86 BRL 1.86
Fair value of derivative analysis by accounting designation as at 31 December 2008
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollar (millions)
Commodity option contracts (534) - (1,255) (1,789)
Foreign exchange option contracts - - 1 1
Forward sale commodity contracts (748) (146) 178 (716)
Forward foreign exchange contracts - (1) 16 15
Interest rate swaps (24) - 15 (9)
Total derivatives
(1,306)
(147)
(1,045)
(2,498)
Credit risk adjustment
(68)
(2)
(157)                        (227)
Total derivatives - before credit risk adjustment
(1,374)
(149)
(1,202)
(2,725)
Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure inclusive of
expenditure at equity accounted joint ventures
during the fourth quarter of 2008 amounted to $38m
($16m brownfields, $22m greenfields), compared to
$47m ($25m brownfields, $22m greenfields).
Total exploration spend for the year was $183m
($87m brownfields, $96m greenfields) compared to
$167m ($75m brownfields, $92m greenfields) in
2007.
The company’s total Mineral Resource before
depletion increased by 40.5Moz for the year. After
depletion, this represents an increase of 32.5Moz,
from 207.6Moz in 2007 to 240.1Moz in 2008. The
largest single resource increase came at La Colosa
in Colombia, where 12.3Moz were delineated by the
exploration team. Significant other additions include
7.9Moz at Mponeng, 3.9Moz at Obuasi following
exploration work below 50 level, 1.6Moz at
Boddington, 1.8Moz at Savuka, 1.4Moz at
Iduapriem, 1.2Moz at CC&V following successful
exploration and work completed on the mine life
extension project, and 1.2Moz at Sadiola.
In 2008, AngloGold Ashanti recorded an increase in
total ore reserves before depletion of 7.7Moz. After
depletion, this represents a 2.5% increase year-on-
year, from 73.1Moz in 2007 to 74.9Moz in 2008.
Significant additions included 2.8Moz at Mponeng,
1.3Moz at Obuasi due to revised mine design and
schedule, 1.1Moz at Boddington due to successful
drilling and at Siguiri 0.6Moz, where the resources
were upgraded from inferred to indicated at the
Seguelen NW and Sintroko deposits due to
improved mining efficiencies.
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the
Project Zaaiplaats area, with technical issues
delaying borehole MZA9 and MMB5 reaching a
depth of 3,172m. The Vaal Reef was faulted out by
a minor fault at a depth of 3,132m. Borehole MGR8
has now advanced to a depth of 1,596m and
surface drilling in the Moab North area continued
with the long deflection of borehole MCY4
intersecting C Reef at 2,883m. The hole is currently
at a depth of 3,003m.
At Iduapriem in Ghana, Mineral Resource
conversion drilling at Ajopa was completed, with an
additional 23 Reverse Circulation (RC) (1,828m)
holes and 26 Diamond drill holes (DDH) (3,127m)
being drilled. At Obuasi, exploration continued with
3,055m of DDH drilling below 50 level and 524m of
DDH Drilling above 50 Level.
In Argentina at Cerro Vanguardia, the exploration
programme continued with 1,742m of recognisance
drilling. A further 8,372m of DDH drilling was
completed on accessing the underground mining
potential. Geological mapping commenced at El
Volcan in anticipation of geophysical surveys in
2009.
In Australia at Boddington, there were three rigs
employed on the Mineral Resource conversion and
near mine exploration diamond drilling program.
During the quarter, approximately 16,569 metres
were drilled in 27 holes, bringing year to date drilling
totals to 101,700 metres in 141 holes
At Sunrise Dam, 5,378m of underground DDH
(44 holes) was completed during the quarter. Drilling
continued to target the extensions to the high-grade
gold mineralisation in GQ, Dolly and Cosmo in
positions adjacent to the current development.
Additional targeting of the Carey Shear, 1km below
the mine continued to intersect broad gold zones
and granite-hosted mineralisation.
In Brazil, at the Córrego do Sítio Sulphide Project,
drilling continued with 10,810m being drilled. At the
Lamego project a further 7,380m of drilling was
completed, while exploration drilling started at the
Nova Lima South project with 2,032m being drilled
on targets defined by IP surveys and surface
mapping.
At Serra Grande, exploration was completed at
Pequizão and Pequizão east with 3,082m being
drilled. A further 4,632m of Mineral Resource
definition drilling was also completed during the
quarter.

At Siguiri in Guinea, exploration focused on the final
interpretation of the Sintroko South deposit (situated
8km south of the mine). Diamond drilling to acquire
additional geological information, density data and to
validate RC results were completed, and evaluation
of the data resulted in a significant increase in the
Indicated Mineral Resource. Mining will commence
in the first quarter of 2009.
Drilling, based on anomalous soil sampling results
on the extensions to the north, east and west of the
main Sintroko deposit, was carried out. Good results
from the north and western extensions, indicating
potential new Mineral Resources close to the main
Sintroko deposit, were received.
Also in Guinea, geochemical soil sampling programs
were conducted in the Corridor Block (14km
northwest of the mine) and in Block 1 to the north
and north east of current mining operations, east of
Setiguia village and south of the Sintroko Project.
Encouraging results were obtained from this
sampling in the northwest, north and northeast of the
Kintinian-Setiguia villages. These will be drill tested
in 2009.
At Geita in Tanzania, exploration activities were
focused on Star & Comet, Nyankanga, Area 3 and
Nyamalembo projects. RC drilling was completed
along the northern extension of Star and Comet. A
total of 5 RC holes (696m) were drilled during the
quarter and further exploration will be planned after
completion of geological interpretation.
DDH drilling was completed at Geita Hill and
Nyankanga to test the potential for gold
mineralisation beyond the limit of the open pit; for
future underground mining. A total of 3 holes
(1,813m) were drilled during the quarter.
RC infill and strike extension drilling to test for
potential oxide Mineral Resources commenced in
the Area 3 West-Kukuluma Gap. Currently 11 holes
(1,577m) have been completed.
Reconnaissance RC drilling to follow up on grab
sample anomalies was completed at Nyamalembo
Hill and current results show significant potential.
The high resolution airborne magnetic survey was
completed in November.
At Morila in Mali, a revised geological model
including lithological overview, tectonic setting and
magmatism has been put forward. A revised
exploration program proposal is now under
consideration.
At Sadiola, Mineral Resource modelling is underway
for Sekokoto Main. The Phase 10 diamond core drill
programme for metallurgical testing of the deep
sulphide orebody was completed at the end of
November.
A Mineral Resource conversion drilling program
commenced in the FE3S-FE4 gap. The program is
aimed at oxide mineralisation in the western closure
of pushback 3 and sulphide mineralisation in
pushback 2. A total of 38 RC holes amounting to
5,506m were completed.
At Sekokoto SE an infill drilling program of 81 RC
holes amounting to 1,562m was completed. This
programme was drilled to verify the continuity of
mineralisation intersected in a 2006 Air Core drilling
campaign.
At Yatela, infill drilling was completed at Dinguilou
with a total of 6,214m being drilled. In December
drilling started at Niamboulama Hill (1,460m) and
along the gravity low to the South of the pit (210m).
At Navachab in Namibia, two geochemical soil
sampling grids over favourable structural and
lithological targets on the farms Okakoara and Okatji
(Townlands EPL 3275) have been established, and
sampling is underway.
Drilling during the last quarter of 2008 focused on
the Gecko and Steenbok-Starling targets. 2,200m
of RC drilling has been conducted at Gecko since
October 2008. Drilling focused on the down plunge
extension of the ore body as well as infill.
At Steenbok-Starling, 1,440m of RC drilling
comprising 24 holes was completed. Sampling of
the Zebra soil grid was completed in December and
samples were submitted.
In November, Spectrem Air Limited conducted an
airborne electromagnetic survey over the Navachab
area, and individual zones for follow up work were
identified. At Anomaly 16, a planned 14,606m of the
exploration infill and advanced grade control holes
were completed.
On mine exploration focused on sterilising lateral
extensions and closing information gaps to reduce
amount of Inferred Mineral Resource within the
conceptual super pit. Drilling was done in and
around the Main Pit with DDH rigs deployed on
relatively deeper holes (2,871m) and RC rigs
completing shallower holes (4,669m).

At Cripple Creek & Victor in the United States,
drilling continued in the Main Cresson area, Schist
Island, Squaw Gulch and near the old Victor Pads
with a total of 15,690m being drilled.
GREENFIELDS
Greenfields exploration activities continued in six
countries (Australia, Colombia, the DRC, China, the
Philippines, and Russia) during the fourth quarter of
2008. A total of 44,264m of diamond drilling (DDH),
reverse circulation (RC), and aircore (AC) drilling
was completed during the fourth quarter of 2008, at
existing priority targets and delineating new targets
in Australia, the DRC, Russia and Colombia.
In SE Asia, the grant of the Mapawa title in the
Philippines is being awaited with all requirements
completed and submitted to the relevant
government agency. Project generation activities
and evaluation of opportunities are ongoing in a
number of other areas in the region.
In the Democratic Republic of Congo, exploration
activities over the 7,495km
2
Concession 40 licence
(AngloGold Ashanti 86.22% and OKIMO 13.78%),
were suspended in November 2008, following the
deteriorating security situation which led to a
precautionary withdrawal of most non-essential staff
from the concession. Prior to the withdrawal, a total
of 1,253m of diamond drilling was completed within
the high-grade part of the Mongbwalu resource
area, bringing the total metres drilled during 2008 to
8,824m. The best results received were 7.3m @
5.597g/t from the Mongbwalu resource area, and an
intersection of 10.26m @ 3.395g/t (399.48-409.74m)
4km along strike at the Issuru prospect.
Regional exploration around Bunia West, Petsi,
Mont Tsi-Nizi, Camp 3 and Lodjo areas, included
soil sampling, regolith mapping and trenching.
Results from infill soil sampling from the Pesti
prospect defined an anomaly, approximately 450m
wide and 300m long, while other regional results
received were generally poor. Interpretation of the
regional airborne EM and aeromagnetic surveys
completed in third quarter is underway.
In China, a program of diamond drilling and
trenching was completed at the Jinchanggou
project. The work was designed to test the 16km
long gold-in-soil anomaly identified in early 2008. A
total of 18 holes were drilled for 4,280 metres,
together with a total volume of 548m
3
trenching were
completed. Despite intersecting significant intervals
of intense alteration and shearing in drilling,
analytical results to date have been disappointing
and a review of the project will be undertaken early
in the first quarter 2009.
Greenfields exploration in the America’s region
during the quarter was undertaken primarily in
Colombia, whilst opportunities reviews were
completed in other areas. In Colombia, Greenfield’s
work was completed by Anglogold Ashanti and by
joint venture partners B2Gold Corp., Mineros S.A.
and Glencore International. AngloGold Ashanti’s
component focused upon reconnaissance
exploration to drill target preparation on 39 target
areas in Colombia in addition to on-going
preparatory work and La Colosa. B2Gold Corp.
continued drilling at Gramalote and at La
Quebradona. Mineros S.A. continued with
exploration work including drilling programs on one
target. Glencore International remained focused on
early stage exploration and conducted airborne
geophysical surveys within the JV areas. With
respect to Colombian geological, technical and field
teams, a daily average of approximately 633 field
employees (including an average of 78 geologist)
and contractors were active in all phases of
Colombian exploration during the quarter. Drill
meterage from all Colombian drilling during the
fourth quarter, including that of JV partners, was
9,522 metres, bringing the year to a total of 52,752
metres completed on four projects. AngloGold
Ashanti activities during the year includes flying in-
house airborne magnetometry and radiometric
surveys. During the fourth quarter 1,064 line
kilometers were completed, bring the year’s total to
11,463 line kilometers completed. AngloGold
Ashanti has 408 mineral tenement contracts in
Colombia totalling 743,420 ha.
At the La Colosa (100% AGA) Project, drilling
remained suspended throughout the quarter due to
environmental permitting issues. Whilst a resource
of 12.3Moz was declared during the year, the La
Colosa mineral system remains open to the north,
south and east, and various additional targets
immediately surround the known La Colosa
mineralisation. Four of these targets are drill ready.
At Gramalote (51% B2Gold, 49% AGA, B2
Earning-In), Phase IV (pre-feasibility) diamond
drilling at Gramalote Ridge, and Phase III drilling on
various satellite targets was undertaken with 4,505
metres drilled, totalling 30,131 metres for the year
on the global Gramalote project, including drill
investigations at Gramalote Ridge (mostly resource

infill work), La Trinidad (7,019 metres in 20 holes), El
Balzal, La Reina, El Topazio and La Malasia. Drilling
was completed on the Gramalote project during
December and are being analyzed.
In the La Quebradona porphyry Au (Cu) district
(51% B2Gold, 49% AGA) a total of 4,151 metres
were completed on various Au (Cu) porphyry targets
during the quarter, including 1,556 metres at
El Chaquiro and 590 metres at El Tenador. Thus,
during 2008, B2Gold has completed 13,686 metres
of core drilling on all targets within the La
Quebradona district. Once all results has been
returned for the AGA/ B2Gold JV Quebradona
drilling program, AngloGold Ashanti will have 30
days to assimilate information and decide on it’s
future level of participation in the project (complete
withdrawal, 49%, 51% or 65% interest).
Tropicana JV (AGA 70%, IGO 30%) Prefeasibility
studies on the Tropicana Gold Project are continuing
and completion of the study is scheduled for the
second quarter of 2009.
A new resource estimate for Tropicana and Havana
has been completed, while the emphasis of drilling
activities has been to increase the confidence to
provide Measured and Indicated Resources, the
total resource has grown by nearly 1Moz (100%
basis). The new estimate, (on a 100% basis)
reported at a 0.6 g/t and 0.7g/t cut-off grade for
weathered and fresh rock and constrained within a
pit optimisation shell at an assumed long term gold
price and A$/$ exchange rate of $1,000/oz and
A$/$0.80 is summarised below.
Tropicana Gold Project
Classification
Mt
Grade g/t
Moz
Measured                 19.94
2.38 1.53
Indicated                  31.05
2.06 2.06
Inferred                     24.27
1.83 1.43
Total
75.26
2.07
5.01
AngloGold Ashanti’s total attributable gold resource
is 3.51Moz. A new mining plan and schedule is
being developed to incorporate the increase in the
resource.
The assessment for alternative lower cost power
options for the project is ongoing. The assessment
is considering conventional on site diesel and gas
generation, grid reticulation, solar thermal power and
number of other innovative alternatives.
Submittal of formal environmental impact
assessment documents is anticipated during the first
half of 2009, with the Western Australian Public
Environmental Review process typically taking
approximately 12 months.
In parallel with the pre-feasibility study, exploration in
the Tropicana JV has focussed on high priority
exploration targets within trucking distance of the
Tropicana Gold Project.
During the quarter a total of 633 aircore holes were
drilled for 29,209 metres (2,079 holes and 104,782m
YTD) and 97 RC holes for 13,752m (144 holes and
19,828m YTD).
RC drilling has returned significant results from
Rusty Nail, 5m @ 7.64 g/t Au, Screaming Lizard
4.0 m @ 2.69 g/t Au and Havana South
10m 3.74 g/t Au, 5m @ 22.5 g/t and 10m @ 10.1 g/t
Au. The results from Havana South suggest the
potential for extensions to the resource and pit
designs in this area.
Aircore drilling has identified anomalous results from
Black Dragon (8m @ 0.17 g/t Au), Kamikaze (2m @
0.57 g/t Au), Tumbleweed (1m @ 1.4 g/t Au) and
Havana South (3m @ 0.76 g/t Au and 4m @ 0.3 g/t
Au).
Bronco Plains JV (AGA Earning 50.4%) The
Bronco Plains farm-in and joint venture agreement
between the Tropicana JV and Image Resources’
covers approximately 230 square kilometres and
abuts the western margin of the Tropicana JV.
Under the agreement, AngloGold Ashanti and
Independence Group can earn a combined 72%
in the project by spending $2m. Aircore drilling of
approximately 10 kilometre long gold-in-soil
anomaly will commence in 2009, once regulatory
approvals have been obtained.
In Russia, where AngloGold Ashanti operates in
joint venture alliance with Russian miner “OOO
Polymetal”, exploration and review work was
continued during the quarter.

Mineral Resource and Ore Reserve
Mineral Resources and Ore Reserves are reported in accordance with the minimum standard described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The
JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the
Reporting of Mineral Resources and Ore Reserves (the SAMREC 2000 Code). Mineral Resources are
inclusive of the Ore Reserve component unless otherwise stated.
Mineral Resources
The 2008 Mineral Resource increased by 40.5Moz before the subtraction of depletion. After a depletion of
7.2Moz, the net increase is 33.4Moz to give a total Mineral Resource of 241.0Moz. Mineral Resources were estimated at a gold price of $1,000/oz (2007: $700/oz). The increased gold price resulted in 13.3Moz of added Mineral Resource while successful exploration and revised modelling resulted in a further increase of
27.5Moz. The remaining loss of 0.3Moz is the result of various other reasons.
Moz
December 2007 Mineral Resource
207.6
Reductions
TauTona
Transfer to Mponeng
(1.9)
Great Noligwa
Transfer of SV4 to Moab Khotsong
(1.2)
Tau Lekoa
Significant structure and facies changes to the north of Tau Lekoa
(1.2)
Other
Total of non significant changes
(1.4)
Additions
La Colosa
Successful Greenfields exploration.
12.3
Mponeng
Granting of the WUDL’s licence and transfers from TauTona
7.9
Moab Khotsong
Transfer of SV4 to Moab Khotsong
4.4
Obuasi
Exploration below 50 level
3.9
Savuka
Improved economic outlook as a result of an increase in the gold price
1.8
Boddington
Growth in Mineral Resources: Successful near mine exploration drilling and higher gold price
1.6
Iduapriem
Due to increase in Mineral Resource gold price and remodelling of Block
7&8
1.4
Cripple Creek & Victor
Successful exploration
1.2
Sadiola
Increase in resource gold price, increase in deep sulphides project
1.2
Siguiri
Due to increase in Mineral Resource gold price and increases in the Mineral
Resource at Sintroko and Foulata
1.0
Other
Total of non significant changes
2.4
December 2008 Mineral Resource
241.0

Ore Reserves
The 2008 Ore Reserve increased by 7.7Moz before the subtraction of depletion. After a depletion of 5.9Moz, the net increase is 1.8Moz to give a total Ore Reserve of 74.9Moz.
A gold price of $720/oz was used for Ore Reserve estimates (2007: $600/oz). The change in economic assumptions made from 2007 to 2008 resulted in the Ore Reserve increasing by 2.7Moz while exploration and modelling resulted in an additional increase of 5.0Moz.
Moz
December 2007 Ore Reserves
73.1
Reductions
TauTona
Carbon Leader ground between 123-126 levels was transferred to Mponeng.
As a change to scattered grid mining, lower value estimates resulting from increased sampling and drilling resulted in reductions. These were partially offset by a higher Mine Call Factor and inclusion of the Carbon Leader
Eastern block.
(1.5)
Geita
Mineral Resource model changes and the application of grade factors to mitigate low model confidence; Cost increases
(1.4)
Great Noligwa
Transfer of SV4 section to Moab Khotsong
(1.3)
Other
Total of non significant changes
(1.1)
Additions
Mponeng
Increased grades, the additional ground from TauTona 123-126 level and improved economics which allowed for the mining of Block 3&5
2.8
Obuasi
The increase is due to a revised mine design and schedule.
1.3
Boddington
The growth in Ore Reserve is due to successful drilling and a higher gold price
1.1
Siguiri
The Seguelen NW and Sintroko deposits were upgraded from Inferred to
Indicated Mineral Resource and the mining efficiency increased
0.6
Other
Total of non significant changes
1.3
December 2008 Ore Reserves
74.9
By-products
A number of by-products are recovered as a result of the processing of gold Ore Reserves.
These include 0.19Mt of uranium from the South African operations, 0.29Mt of copper from Australia, 0.44Mt of sulphur from Brazil and 35.7Moz of silver from Argentina. Details of the by-product Mineral Resources and
Ore Reserves are given in the 2008 Mineral Resource and Ore Reserve Report which is available on the corporate website, www.AngloGoldAshanti.com.

External audit of Mineral Resource and Ore Reserve statements
During the course of the year and as part of the rolling audit programme, AngloGold Ashanti 2008 Mineral
Resources and Ore Reserves for the following operations were submitted for external audit:
Mponeng
Tau Tona
Vaal River Surface Sources
Iduapriem
Navachab
Sadiola
Yatela
The company has been informed that the audit identified no material shortcomings in the process by which
AngloGold Ashanti's Mineral Resources and Ore Reserves were evaluated. It is the company's intention to continue this process so that its operations will be audited every three years on average.
Competent persons
The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is
based on information compiled by the Competent Persons. These individuals are identified in the report entitled, "Mineral Resource and Ore Reserve 2008 Report". The Competent Persons consent to the inclusion of Exploration Results, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and
Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve
Steering Committee, Mr VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM,
assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
Notes
A detailed breakdown of the Mineral Resources and Ore Reserves is provided in the report entitled, "Mineral
Resource and Ore Reserve 2008 Report", which will be available in the annual report section of the
AngloGold Ashanti website (www.AngloGoldAshanti.com) on or about 23 March 2009, and may be downloaded as a PDF file using Adobe Acrobat Reader. This information is also available on request from the AngloGold Ashanti offices at the addresses given at the back of this report.

Mineral Resources by country (attributable)
as at 31 December 2008
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Measured 25.56 13.80
352.57                11.34
Indicated 739.87 3.27 2,416.79 77.70
Inferred 56.35 10.47 590.06 18.97
Total
821.77
4.09
3,359.42
108.01
Argentina
Measured 11.01 1.73
19.04                  0.61
Indicated 22.00 3.48 76.49 2.46
Inferred 4.97 4.11 20.45 0.66
Total
37.99
3.05
115.98
3.73
Australia
Measured 101.25 1.19
120.77                  3.88
Indicated 404.49 0.84 340.15 10.94
Inferred 154.79 0.89 138.43 4.45
Total
660.53
0.91
599.35
19.27
Brazil
Measured 11.1 7.01
77.80                  2.50
Indicated 13.46 6.49 87.36 2.81
Inferred 28.51 6.76 192.59 6.19
Total
53.07
6.74
357.75
11.50
Colombia
Measured - -
-                        -
Indicated - - - -
Inferred 409.77 1.01 415.45 13.36
Total
409.77
1.01
415.45
13.36
Democratic Republic of Congo
Measured - -
-                        -
Indicated - - - -
Inferred 29.25 2.69 78.53 2.52
Total
29.25
2.69
78.53
2.52
Ghana
Measured 94.21 5.21
490.68                15.78
Indicated 138.91 2.86 397.31 12.77
Inferred 100.10 4.25 425.27 13.67
Total
333.23
3.94
1,313.26
42.22
Guinea
Measured 33.53 0.63
21.25                  0.68
Indicated 125.22 0.84 105.53 3.39
Inferred 64.08 0.90 57.85 1.86
Total
222.82
0.83
184.63
5.94
Mali
Measured 19.40 1.64
31.86                  1.02
Indicated 26.39 2.48 65.32 2.10
Inferred 11.10 2.30 25.49 0.82
Total
56.89
2.16
122.68
3.94
Namibia
Measured 13.83 0.74
10.25                  0.33
Indicated 61.94 1.26 78.05 2.51
Inferred 42.31 1.09 46.25 1.49
Total
118.08
1.14
134.55
4.33
Tanzania
Measured - -
-                       -
Indicated 83.84 3.63 304.10 9.78
Inferred 25.12 3.81 95.77 3.08
Total
108.97
3.67
399.87
12.86
United States of America
Measured 255.90 0.87
223.31                  7.18
Indicated 183.75 0.73 134.97 4.34
Inferred 83.61 0.66 55.60 1.79
Total
523.26
0.79
413.88
13.31
Total
Measured 565.80 2.38
1,347.53                 43.32
Indicated 1,799.87 2.23 4,006.08 128.80
Inferred 1,009.96 2.12 2,141.75 68.86
Total
3,375.63
2.22
7,495.36
240.98

Ore Reserves by country (attributable)
as at 31 December 2008
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Proved 13.72 7.81
107.13                  3.44
Probable 215.10 4.37 939.79 30.21
Total
228.82
4.58
1,046.92
33.66
Argentina
Proved 9.99 1.39
13.90                  0.45
Probable 12.29 3.52 43.24 1.39
Total
22.27
2.56
57.13
1.84
Australia
Proved 67.82 1.10
74.54                   2.40
Probable 214.50 0.90 192.57 6.19
Total
282.33
0.95
267.11
8.59
Brazil
Proved 7.77 6.44
50.06                   1.61
Probable 7.02 5.82 40.87 1.31
Total
14.79
6.15
90.93
2.92
Ghana
Proved 56.85 4.24
240.89                   7.74
Probable 36.43 3.82 139.10 4.47
Total
93.28
4.07
379.98
12.22
Guinea
Proved 56.13 0.56
31.48                   1.01
Probable 67.11 1.04 69.64 2.24
Total
123.24
0.82
101.12
3.25
Mali
Proved 9.29 1.87
17.33                   0.56
Probable 6.65 2.26 15.02 0.48
Total
15.94
2.03
32.35
1.04
Namibia
Proved 7.21 0.89
6.39                   0.21
Probable 27.58 1.28 35.19 1.13
Total
34.78
1.20
41.58
1.34
Tanzania
Proved - -
-                       -
Probable 54.30 2.93 159.06 5.11
Total
54.30
2.93
159.06
5.11
United States
Proved 112.57 0.93
104.60                  3.36
Probable 55.70 0.87 48.59 1.56
Total
168.27
0.91
153.19
4.93
Total
Proved 341.35 1.89
646.31                20.78
Probable 696.67 2.42 1,683.07 54.11
Total
1,038.02
2.24
2,329.38
74.89

Group operating results
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons
3,227
3,178 3,236 12,335 13,112
3,557
3,503 3,567 13,597 14,454
Yield - g / t / - oz / t
6.72
6.84 6.96 6.89 6.99
0.196
0.200 0.203 0.201 0.204
Gold produced - kg / - oz (000)
21,679
21,737 22,505 85,025 91,684
697
699 723 2,734 2,948
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
3,092
3,078 2,987 11,870 12,429
3,408
3,393 3,293 13,085 13,701
Yield - g / t / - oz / t
0.44
0.40 0.45 0.42 0.49
0.013
0.012 0.013 0.012 0.014
Gold produced - kg / - oz (000)
1,362
1,229 1,339 5,009 6,142
44
40 43 161 197
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
40,332
44,777 47,549 175,999 172,487
44,458
49,358 52,414 194,006 190,134
Treated - 000 tonnes / - 000 tons
6,575
6,318 6,455 25,388 25,312
7,248
6,964 7,115 27,985 27,901
Stripping ratio - t (mined total - mined ore) / t mined ore
4.65
6.24 4.62 5.24 4.48
4.65
6.24 4.62 5.24 4.48
Yield - g / t / - oz / t
2.01
2.15 2.33 2.12 2.34
0.059
0.063 0.068 0.062 0.068
Gold in ore - kg / - oz (000)
18,394
4,089 13,711 47,160 55,463
591
131 441 1,516 1,783
Gold produced - kg / - oz (000)
13,240
13,573 15,047 53,930 59,227
426
436 484 1,734 1,904
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
13,712
13,475 14,965 54,754 59,720
15,115
14,854 16,496 60,356 65,830
Placed
1
- 000 tonnes / - 000 tons
5,861
6,026 5,852 23,462 22,341
6,460
6,642 6,450 25,863 24,627
Stripping ratio - t (mined total - mined ore) / t mined ore
1.47
1.38 1.61 1.43 1.77
1.47
1.38 1.61 1.43 1.77
Yield
2
- g / t / - oz / t
0.61
0.56 0.70 0.62 0.73
0.018
0.016 0.021 0.018 0.021
Gold placed
3
- kg / - oz (000)
3,577
3,376 4,115 14,496 16,242
115
109 132 466 522
Gold produced - kg / - oz (000)
3,148
2,797 3,665 10,994 13,312
101
90 118 353 428
TOTAL
Gold produced
- kg / - oz (000)
39,429
39,336 42,556 154,958 170,365
1,268
1,265 1,368 4,982 5,477
Gold sold - kg / - oz (000)
39,249
40,902 42,278 155,954 170,265
1,262
1,315 1,359 5,014 5,474
Price received - R / kg / - $ / oz - sold
219,329
160,127 149,312 130,522 142,107
687
644 687 485 629
Price received normalised for
accelerated settlement of non-
hedge derivatives
- R / kg / - $ / oz - sold
219,329
160,127 149,312 185,887 142,107
687
644 687 702 629
Total cash costs - R / kg / - $ / oz - produced
134,813
121,440 87,744 117,462 80,490
422
486 404 444 357
Total production costs - R / kg / - $ / oz - produced
172,312
152,945 122,344 150,149 107,415
540
612 563 567 476
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
342
346 404 333 396
11.00
11.12 12.99 10.70 12.74
Actual - g / - oz
295
321 342 309 349
9.48
10.32 10.99 9.94 11.23
CAPITAL EXPENDITURE
- Rm / - $m
2,994
2,623 2,315
9,905 7,444
302
338 339
1,201 1,059
1
Tonnes (tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Year
ended
Year
ended

Group income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2008
2008
2007
2008
2007
Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
8,771
7,205 5,472 30,790 21,876
Gold income
8,517
6,851 5,249 29,774 21,101
Cost of sales 3
(6,928)
(6,148) (4,943) (22,558) (17,241)
Gain (loss) on non-hedge derivatives and other commodity contracts 4
598
148 (2,927) (6,277) (5,169)
Gross profit (loss)
2,187
851 (2,621) 939 (1,309)
Corporate administration and other expenses
(363)
(255) (211) (1,090) (894)
Market development costs
(41)
(25) (40) (113) (115)
Exploration costs
(298)
(205) (232) (1,037) (824)
Other operating income (expenses)
5
61
(73) 22 (29) (134)
Operating special items
6
(15,855)
121 (233) (15,379) (84)
Operating (loss) profit
(14,309)
415 (3,315) (16,709) (3,360)
Dividend received from other investments
-
- - - 16
Interest received
108
248 87 536 302
Exchange gain (loss)
8
51 19 33 (6)
Fair value adjustment on option component of convertible bond
2
- 115 185 333
Finance costs and unwinding of obligations
(225)
(235) (227) (926) (845)
Share of associates' and equity accounted joint ventures (loss) profit
(381)
(98) 132 (1,177) 240
(Loss) profit before taxation
(14,797)
381 (3,189) (18,058) (3,320)
Taxation
7
2,978
(577) (4) 2,078 (734)
Loss after taxation from continuing operations
(11,819)
(196) (3,193) (15,980) (4,054)
Discontinued operations
Profit from discontinued operations
8
4
6 41 198 7
Loss for the period
(11,815)
(190) (3,152) (15,782) (4,047)
Allocated as follows:
Equity shareholders
(11,869)
(247) (3,199) (16,105) (4,269)
Minority interest
54
57 47 323 222
(11,815)
(190) (3,152) (15,782) (4,047)
Basic loss per ordinary share (cents)
1
Loss from continuing operations
(3,336)
(73) (1,150) (5,140) (1,519)
Profit from discontinued operations
1
2 15 63 3
Loss
(3,335)
(71) (1,136) (5,077) (1,516)
Diluted loss per ordinary share (cents)
2
Loss from continuing operations
3
(3,336)
(73) (1,150) (5,140) (1,519)
Profit from discontinued operations
3
1
2 15 63 3
Loss
3
(3,335)
(71) (1,136) (5,077) (1,516)
Dividends
4
- Rm
324 919
- cents per Ordinary share 103 330
- cents per E Ordinary share 52 165
1
Calculated on the basic weighted average number of ordinary shares.
4
Represents the dividend declared per ordinary share.
Rounding of figures may result in computational discrepancies.
2
The impact of the diluted loss per share is anti-dilutive and therefore equal to the basic loss per share.
3
Calculated on the diluted weighted average number of ordinary shares.

Group income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2008
2008
2007
2008
2007
Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
884
930 810 3,743 3,113
Gold income
858
885 777 3,619 3,002
Cost of sales 3
(698)
(790) (731) (2,728) (2,458)
Gain (loss) on non-hedge derivatives and other commodity contracts 4
230
92 (441) (297) (792)
Gross profit (loss)
390
186 (395) 594 (248)
Corporate administration and other expenses
(37)
(33) (31) (131) (128)
Market development costs
(4)
(3) (6) (13) (16)
Exploration costs
(30)
(26) (35) (126) (117)
Other operating income (expenses)
5
6
(9) 3 (6) (20)
Operating special items
6
(1,600)
16 (34) (1,538) (13)
Operating (loss) profit
(1,275)
130 (498) (1,220) (542)
Dividend received from other investments
-
- - - 2
Interest received
11
32 13 66 43
Exchange gain (loss)
1
6 3 4 (1)
Fair value adjustment on option component of convertible bond
-
- 17 25 47
Finance costs and unwinding of obligations
(23)
(30) (34) (114) (120)
Share of associates' and equity accounted joint ventures (loss) profit
(39)
(12) 20 (138) 35
(Loss) profit before taxation
(1,324)
126 (479) (1,377) (536)
Taxation
7
313
(69) (1) 197 (101)
(Loss) profit after taxation from continuing operations
(1,011)
57 (481) (1,180) (637)
Discontinued operations
Profit from discontinued operations
8
-
1 6 25 1
(Loss) profit for the period
(1,011)
58 (475) (1,155) (636)
Allocated as follows:
Equity shareholders
(1,016)
51 (482) (1,195) (668)
Minority interest
5
7 7 40 32
(1,011)
58 (475) (1,155) (636)
Basic (loss) earnings per ordinary share (cents)
1
(Loss) profit from continuing operations
(285)
15 (173) (385) (237)
Profit from discontinued operations
-
- 2 8 -
(Loss) profit
(285)
15 (171) (377) (237)
Diluted (loss) earnings per ordinary share (cents)
2
(Loss) profit from continuing operations
3
(285)
15 (173) (385) (237)
Profit from discontinued operations
3
-
- 2 8 -
(Loss) profit
3
(285)
15 (171) (377) (237)
Dividends
4
- $m
41 125
- cents per Ordinary share 13 45
- cents per E Ordinary share 7 22
1
Calculated on the basic weighted average number of ordinary shares.
4
Represents the dividend declared per ordinary share. Dividends are translated at actual rates on date of payment.
Rounding of figures may result in computational discrepancies.
2
The impact of the diluted earnings (loss) per share is anti-dilutive and therefore equal to the basic earnings (loss) per share.
3
Calculated on the diluted weighted average number of ordinary shares.

Group balance sheet
As at
As at
As at
December
September
December
2008
2008
2007
Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
41,081
55,085 45,095
Intangible assets
1,403
3,287 2,859
Investments in associates and equity accounted joint ventures
2,814
2,846 2,183
Other investments
625
663 699
Inventories
2,710
2,389 1,807
Trade and other receivables
585
531 387
Deferred taxation
475
111 430
Other non-current assets
32
88 278
49,725
65,000 53,738
Current assets
Inventories
5,663
5,342 3,753
Trade and other receivables
2,076
2,076 1,384
Derivatives
5,386
3,851 3,516
Current portion of other non-current assets
2
2 2
Cash restricted for use
415
499 264
Cash and cash equivalents
5,438
4,585 3,246
18,980
16,355 12,165
Non-current assets held for sale
7,497
10 210
26,477
16,365 12,375
TOTAL ASSETS
76,202
81,365 66,113
EQUITY AND LIABILITIES
Share capital and premium 11
37,336
36,525 22,371
Retained earnings and other reserves 12
(14,380)
(6,579) (6,167)
Shareholders' equity
22,956
29,946 16,204
Minority interests 12
790
655 429
Total equity
23,746
30,601 16,633
Non-current liabilities
Borrowings
13
8,224
6,865 10,416
Environmental rehabilitation and other provisions
3,860
3,805 3,176
Provision for pension and post-retirement benefits
1,293
1,257 1,208
Trade, other payables and deferred income
99
72 79
Derivatives 14
235
313 1,110
Deferred taxation
5,838
8,170 7,100
19,549
20,483 23,089
Current liabilities
Current portion of borrowings
13
10,046
8,581 2,173
Trade, other payables and deferred income
4,946
4,857 4,318
Derivatives 14
16,426
15,998 18,763
Taxation
1,033
846 1,137
32,451
30,282 26,391
Non-current liabilities held for sale
456
- -
32,907
30,282 26,391
Total liabilities
52,456
50,764 49,480
TOTAL EQUITY AND LIABILITIES
76,202
81,365 66,113
Net asset value - cents per share
6,643
8,628 5,907
Rounding of figures may result in computational discrepancies.

Group balance sheet
As at
As at
As at
December
September
December
2008
2008
2007
Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
4,345
6,663 6,621
Intangible assets
148
398 420
Investments in associates and equity accounted joint ventures
298
344 321
Other investments
66
80 103
Inventories
287
289 265
Trade and other receivables
62
64 57
Deferred taxation
50
13 63
Other non-current assets
3
11 41
5,259
7,863 7,891
Current assets
Inventories
599
646 551
Trade and other receivables
220
251 203
Derivatives
570
466 516
Current portion of other non-current assets
-
- -
Cash restricted for use
44
60 39
Cash and cash equivalents
575
555 477
2,008
1,978 1,786
Non-current assets held for sale
793
1 31
2,801
1,979 1,817
TOTAL ASSETS
8,060
9,842 9,708
EQUITY AND LIABILITIES
Share capital and premium 11
3,949
4,418 3,285
Retained earnings and other reserves 12
(1,521)
(796) (906)
Shareholders' equity
2,428
3,622 2,379
Minority interests 12
83
79 63
Total equity
2,511
3,702 2,442
Non-current liabilities
Borrowings
13
870
830 1,529
Environmental rehabilitation and other provisions
408
460 467
Provision for pension and post-retirement benefits
137
152 177
Trade, other payables and deferred income
11
9 12
Derivatives 14
25
38 163
Deferred taxation
617
988 1,042
2,068
2,478 3,390
Current liabilities
Current portion of borrowings
13
1,063
1,038 319
Trade, other payables and deferred income
524
587 635
Derivatives 14
1,737
1,935 2,755
Taxation
109
102 167
3,433
3,663 3,876
Non-current liabilities held for sale
48
- -
3,481
3,663 3,876
Total liabilities
5,549
6,140 7,266
TOTAL EQUITY AND LIABILITIES
8,060
9,842 9,708
Net asset value - cents per share
702
1,044 867
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2008
2008
2007
2008
2007
Restated Restated Restated
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
8,772
6,818 5,376 30,117 21,595
Payments to suppliers and employees
(6,210)
(6,193) (3,744) (24,429) (14,676)
Cash generated from operations
2,562
625 1,632 5,688 6,919
Cash (utilised) generated by discontinued operations
(4)
9 10 (11) (14)
Cash utilised for hedge book settlements
(10)
(7,755) - (8,514) -
Dividend received from equity accounted investments
257
141 107 739 444
Taxation paid
(127)
(129) (568) (1,029) (1,264)
Net cash inflow (outflow) from operating activities
2,678
(7,108) 1,181 (3,127) 6,085
Cash flows from investing activities
Capital expenditure
(2,964)
(2,615) (2,259) (9,846) (7,138)
Acquisition of assets
-
- 3 - (284)
Proceeds from disposal of tangible assets
33
25 24 301 197
Proceeds from disposal of assets of discontinued operations
-
1 - 79 9
Other investments acquired
(197)
(228) (207) (769) (190)
Associate loans, acquisitions and disposals
-
(44) - 377 1
Proceeds from disposal of investments
203
214 69 729 174
Dividend received from other investments
-
- - - 16
Decrease (increase) in cash restricted for use
94
24 37 (49) (177)
Interest received
98
256 72 538 247
Net loans repaid
1
1 - - 3
Net cash outflow from investing activities
(2,733)
(2,366) (2,261) (8,640) (7,142)
Cash flows from financing activities
Proceeds from issue of share capital
12
13,494 88 13,592 247
Share issue expenses
(11)
(410) - (421) (4)
Proceeds from borrowings
1,622
2,305 4,205 7,034 5,918
Repayment of borrowings
(477)
(4,402) (3,194) (5,066) (3,652)
Finance costs paid
(266)
(242) (34) (788) (502)
Advanced proceeds from rights offer
-
(6) - - -
Dividends paid
-
(254) (17) (455) (1,050)
Net cash inflow from financing activities
879
10,486 1,048 13,896 957
Net increase (decrease) in cash and cash equivalents
824
1,011 (31) 2,129 (100)
Translation
29
(87) (10) 63 49
Cash and cash equivalents at beginning of period
4,585
3,661 3,287 3,246 3,297
Net cash and cash equivalents at end of period
5,438
4,585 3,246 5,438 3,246
Cash generated from operations
(Loss) profit before taxation
(14,797)
381 (3,189) (18,058) (3,320)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(1,046)
(821) 3,645 3,169 7,112
Amortisation of tangible assets
1,387
1,111 1,063 4,620 3,980
Finance costs and unwinding of obligations
225
235 227 926 845
Environmental, rehabilitation and other expenditure
(75)
54 252 38 266
Operating special items
15,855
(121) 233 15,379 84
Amortisation of intangible assets
9
4 3 21 14
Deferred stripping
(140)
(124) (84) (418) (489)
Fair value adjustment on option components of convertible bond
(2)
- (115) (185) (333)
Interest receivable
(108)
(248) (87) (536) (302)
Other non-cash movements
747
393 66 1,953 141
Movements in working capital
507
(238) (250) (1,221) (1,079)
2,562
625 1,632 5,688 6,919
Movements in working capital
Increase in inventories
(1,162)
(310) (429) (3,588) (1,410)
Decrease (increase) in trade and other receivables
135
(241) (141) (618) (404)
Increase (decrease) in trade and other payables
1,533
312 321 2,985 (735)
507
(238) (250) (1,221) (1,079)
Rounding of figures may result in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2008
2008
2007
2008
2007
Restated Restated Restated
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
892
884 795 3,672 3,071
Payments to suppliers and employees
(681)
(765) (554) (3,040) (2,088)
Cash generated from operations
210
119 241 632 983
Cash generated (utilised) by discontinued operations
-
1 2 (1) (2)
Cash utilised for hedge book settlements
(1)
(1,018) - (1,113) -
Dividend received from equity accounted investments
20
15 16 78 65
Taxation paid
(7)
(16) (82) (125) (180)
Net cash inflow (outflow) from operating activities
221
(899) 176 (529) 866
Cash flows from investing activities
Capital expenditure
(298)
(337) (330) (1,194) (1,015)
Acquisition of assets
-
- - - (40)
Proceeds from disposal of tangible assets
3
3 4 39 29
Proceeds from disposal of assets of discontinued operations
-
- - 10 1
Other investments acquired
(19)
(29) (30) (93) (27)
Associate loans, acquisitions and disposals
(3)
(1) - 48 -
Proceeds from disposal of investments
20
28 10 88 25
Dividend received from other investments
-
- - - 2
Decrease (increase) in cash restricted for use
14
3 5 (6) (25)
Interest received
10
33 11 67 35
Net loans advanced
-
- - - -
Net cash outflow from investing activities
(274)
(300) (330) (1,041) (1,015)
Cash flows from financing activities
Proceeds from issue of share capital
1
1,710 12 1,722 34
Share issue expenses
-
(54) - (54) -
Proceeds from borrowings
149
298 602 853 843
Repayment of borrowings
(17)
(573) (455) (614) (520)
Finance costs paid
(25)
(31) (6) (93) (72)
Advanced proceeds from rights offer
-
(1) - - -
Dividends paid
-
(33) (2) (58) (144)
Net cash inflow from financing activities
108
1,317 150 1,756 141
Net increase (decrease) in cash and cash equivalents
55
117 (4) 186 (8)
Translation
(35)
(30) 2 (88) 14
Cash and cash equivalents at beginning of period
555
467 478 477 471
Net cash and cash equivalents at end of period
575
555 477 575 477
Cash generated from operations
(Loss) profit before taxation
(1,324)
126 (479) (1,377) (536)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(276)
(178) 547 (88) 1,071
Amortisation of tangible assets
140
143 157 560 567
Finance costs and unwinding of obligations
23
30 34 114 120
Environmental, rehabilitation and other expenditure
(8)
7 37 6 39
Operating special items
1,600
(16) 34 1,538 13
Amortisation of intangible assets
1
- - 2 2
Deferred stripping
(14)
(16) (13) (51) (72)
Fair value adjustment on option components of convertible bond
-
- (17) (25) (47)
Interest receivable
(11)
(32) (13) (66) (43)
Other non-cash movements
75
49 (9) 225 21
Movements in working capital
5
5 (38) (206) (152)
210
119 241 632 983
Movements in working capital
(Increase) decrease in inventories
(1)
14 (70) (151) (224)
Decrease (increase) in trade and other receivables
47
(17) (23) (9) (64)
(Decrease) increase in trade and other payables
(40)
7 55 (46) 136
5
5 (38) (206) (152)
Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense
Year
Year
ended
ended
December
December
2008
2007
Restated
SA Rand million
Unaudited Unaudited
Actuarial loss on pension and post-retirement benefits
(364)
(99)
Net loss on cash flow hedges removed from equity and reported in gold sales
1,782
1,421
Net loss on cash flow hedges
(721)
(1,173)
Hedge ineffectiveness
64
69
Realised losses on capital hedges
(18)
-
(Loss) gain on available-for-sale financial assets
(83)
8
Deferred taxation on items above
(119)
36
Translation
8,634
(169)
Net income recognised directly in equity
9,175
93
Loss for the year
(15,782)
(4,047)
Total recognised expense for the year
(6,607)
(3,954)
Attributable to:
Equity shareholders
(7,093)
(4,169)
Minority interest
486
215
(6,607)
(3,954)
US Dollar million
Actuarial loss on pension and post-retirement benefits
(44)
(14)
Net loss on cash flow hedges removed from equity and reported in gold sales
216
202
Net loss on cash flow hedges
(87)
(168)
Hedge ineffectiveness
8
10
Realised losses on capital hedges
(2)
-
(Loss) gain on available-for-sale financial assets
(10)
1
Deferred taxation on items above
(12)
5
Translation
645
6
Net income recognised directly in equity
714
42
Loss for the year
(1,155)
(636)
Total recognised expense for the year
(441)
(594)
Attributable to:
Equity shareholders
(477)
(627)
Minority interest
36
33
(441)
(594)
Rounding of figures may result in computational discrepancies.

Notes
for the quarter and year ended 31 December 2008
1.    Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described below and detailed in note 20, the group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007 and revised International Financial Reporting
Standards (IFRS) which are effective 1 January 2008, where applicable.
The group changed its accounting policy regarding accounting for incorporated joint ventures to provide more relevant financial data as returns from these investments are limited to dividends which is more representative of the income flows. Incorporated joint ventures were previously accounted for under the proportionate consolidation method. Comparative figures have been restated to conform to the changes in accounting policy.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34,
JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2008.
2.    Revenue
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited   Unaudited  Unaudited Unaudited Unaudited Unaudited Unaudited  Unaudited
SA Rand million US Dollar million
Gold income
8,517
6,851 5,249 29,774 21,101
858
885 777 3,619 3,002
By-products (note 3)
147
106 136 480 457
15
14 20 58 66
Dividend received from other
investments
-
- - - 16
-
- - - 2
Interest received
108
248 87 536 302
11
32 13 66 43
8,771
7,205 5,472 30,790 21,876
884
930 810 3,743 3,113
3.   Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Dec         Sep          Dec
Dec
Dec
Dec
Sep         Dec         Dec         Dec
2008        2008         2007
2008
2007
2008
2008        2007        2008        2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Cash operating costs
(4,948)
(4,540)
(3,234)   (16,865)   (12,379)
(498)
(584) (478) (2,045) (1,764)
By-products revenue (note 2)
147
106 136 480 457
15
14 20 58 66
By-products cash operating costs
(65)
(57) (228) (286) (420)
(7)
(8) (34) (36) (60)
(4,866)
(4,491)
(3,326)    (16,671)   (12,342)
(490)
(578) (492) (2,023) (1,758)
Other cash costs
(196)
(177) (143) (734) (547)
(20)
(23) (21) (90) (78)
Total cash costs
(5,062)
(4,668)
(3,469)   (17,405)   (12,889)
(510)
(601) (513) (2,113) (1,836)
Retrenchment costs
(16)
(14) (88) (72) (131)
(2)
(2) (13) (9) (19)
Rehabilitation and other non-cash
costs
2
(102) (302) (218) (422)
-
(13) (44) (28) (61)
Production costs
(5,076)
(4,784)
(3,859)   (17,695)   (13,442)
(511)
(616) (570) (2,150) (1,916)
Amortisation of tangible assets
(1,387)
(1,111) (1,063) (4,620) (3,980)
(140)
(143) (158) (560) (567)
Amortisation of intangible assets
(9)
(4) (3) (21) (14)
(1)
- - (2) (2)
Total production costs
(6,472)
(5,899)
(4,925)   (22,336)   (17,436)
(652)
(759) (728) (2,712) (2,485)
Inventory change
(456)
(249) (18) (222) 195
(47)
(32) (3) (16) 27
(6,928)
(6,148)
(4,943)   (22,558)   (17,241)
(698)
(790) (731) (2,728) (2,458)
Rounding of figures may result in computational discrepancies.
29

4. Gain (loss) on non-hedge derivatives and other commodity contracts
Quarter ended
Year ended
Quarter ended
Year ended
Dec          Sep         Dec
Dec
Dec
Dec
Sep        Dec          Dec         Dec
2008         2008        2007
2008
2007
2008
2008       2007         2008        2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
(Loss) gain on realised non-hedge
derivatives
(348)
(519) 740 (2,145) 2,033
(35)
(66) 110 (264) 291
Realised loss on other commodity
contracts
-
- - (253) -
-
- - (32) -
Loss on accelerated settlement of non-
hedge derivatives
-
- - (7,764) -
-
- - (979) -
Gain (loss) on unrealised non-hedge
derivatives
898
666 (3,829) 3,774 (7,305)
260
158 (575) 965 (1,099)
Unrealised gain (loss) on other
commodity physical borrowings
48
1 (4) 74 23
5
- (1) 8 3
Provision reversed (accrued) for gain
(loss) on future deliveries of other
commodities
-
- 167 37 80
-
- 25 5 13
598
148 (2,927) (6,277) (5,169)
230
92 (441) (297) (792)
5. Other operating income (expenses)
Quarter ended
Year ended
Quarter ended
Year ended
Dec          Sep         Dec
Dec
Dec
Dec
Sep         Dec         Dec         Dec
2008         2008        2007
2008
2007
2008
2008        2007        2008        2007
Restated Restated

Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited  Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
80
(24) 52 8 (23)
8
(3) 7 (2) (3)
Claims filed by former employees in
respect of loss of employment,
work-related accident injuries and
diseases, governmental fiscal
claims and costs of old tailings
operations
(20)
(49) (30) (37) (97)
(2)
(6) (4) (4) (15)
Miscellaneous
1
- - - (14)
-
- - - (2)
61
(73) 22 (29) (134)
6
(9) 3 (6) (20)
6. Operating special items
Quarter ended
Year ended
Quarter ended
Year ended
Dec        Sep         Dec
Dec
Dec
Dec
Sep         Dec          Dec         Dec
2008       2008        2007
2008
2007
2008
2008         2007        2008        2007
Restated Restated Restated Restated
Unaudited Unaudited
Unaudited Unaudited Unaudited Unaudited  Unaudited
Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Reimbursement (under provision) of
indirect tax expenses
148
1 (102) 198 (136)
15
- (14) 22 (19)
Siguiri royalty payment calculation
dispute with the Guinean
Administration
(26)
- (27) (26) (27)
(3)
- (4) (3) (4)
ESOP and BEE costs resulting from
rights offer - - - (76) -
-
- - (10) -
Contractor termination costs at
Iduapriem
(10)
- - (10) -
(1)
- - (1) -
Impairment net of reversals of tangible
assets (note 9)
(14,786)
(3)
(5)    (14,792)
(6)
(1,492)
- (1) (1,493) (1)
Impairment of goodwill (note 9)
(1,080)
- - (1,080) -
(109)
- - (109) -
Recovery of exploration costs
-
34 (20) 35 29
-
4 (3) 5 4
(Loss) profit on disposal and
abandonment of land, mineral
rights, tangible assets and
exploration properties (note 9)
(55)
82 (55) 381 79
(4)
11 (9) 52 10
Impairment of investments (note 9)
(42)
- - (42) -
(6)
- - (6) -
(Loss) profit on disposal of investment
in Nufcor International Limited
(note 9)
(4)
(12) - 14 -
-
(2) - 2 -
Nufcor Uranium trust contributions by
other members (note 9)
-
19 - 19 -
-
3 - 3 -
Buildings located at Siguiri destroyed
by fire (note 9)
-
- (23) - (23)
-
- (3) - (3)
(15,855)
121
(233)   (15,379)
(84)
(1,600)
16 (34) (1,538) (13)
Rounding of figures may result in computational discrepancies.
30

7.   Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Dec         Sep          Dec
Dec
Dec
Dec
Sep       Dec         Dec           Dec
2008         2008        2007
2008
2007
2008
2008       2007        2008         2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Current tax
Normal taxation
(44)
(103) (293) (524) (1,269)
(4)
(15) (44) (71) (181)
Disposal of tangible assets (note 9)
(3)
(2) (9) (10) (40)
-
- (1) (1) (6)
Over (under) provision prior year
18
(4) - (1) (22)
1
- - - (2)
(29)
(109) (302) (535) (1,331)
(3)
(15) (45) (72) (189)
Deferred taxation
Temporary differences
(610)
(446) (71) (210) (45)
(61)
(57) (11) (13) (7)
Unrealised non-hedge derivatives and
other commodity contracts
(254)
(9) 337 (1,219) 681
(14)
4 50 (132) 100
Disposal and impairment of tangible
assets (note 9)
3,933
(13) (2) 3,915 18
397
(2) - 395 3
Change in estimated deferred tax rate
(62)
- 34 (62) (57)
(6)
- 5 (6) (8)
Change in statutory tax rate
1
- - 190 -
-
- - 25 -
3,008
(468) 298 2,614 597
316
(55) 44 269 88
Total taxation
2,978
(577) (4) 2,078 (734)
313
(69) (1) 197 (101)
8.    Discontinued Operations
The Ergo surface dump reclamation, which forms part of the South Africa operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Year ended
Quarter ended
Year ended
Dec         Sep          Dec
Dec
Dec
Dec
Sep        Dec          Dec         Dec
2008         2008        2007
2008
2007
2008
2008       2007         2008        2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Gold income
-
- - - 5
-
- - - 1
Cost of sales
4
(4) 31 (17) 15
-
(1) 5 (2) 2
Gross profit (loss)
4
(4) 31 (17) 20
-
(1) 5 (2) 3
Other (expenses) income
(4)
8 10 9 10
-
1 2 1 2
Profit (loss) before taxation
-
4 41 (8) 30
-
1 6 (1) 5
Normal taxation
4
1 - (17) (2)
-
- - (2) -
Deferred tax
-
- (1) (1) (21)
-
- - - (4)
Net profit (loss) after tax
4
5 40 (26) 7
-
1 6 (3) 1
Profit on disposal of assets (note 9)
-
1 - 218 -
-
- - 27 -
Deferred tax on disposal of assets
(note 9)
-
- - 6 -
-
- - 1 -
Profit from discontinued operations
4
6 41 198 7
-
1 6 25 1
The Ergo reclamation surface operation, which formed part of the South African operations and was included under South Africa for segmental reporting, reached the end of its useful life on 1 February 2005 and mining operations ceased on 31 March 2005. The site restoration activities continued after the mining operation was discontinued.
On 8 June 2007, AngloGold Ashanti sold the remaining assets of Ergo, the surface reclamation operation east of Johannesburg, to a consortium of Mintails
South Africa (Pty) Limited / DRD South African operations (Pty) Limited. The Competition Commissioner approved the transaction on 5 May 2008 without conditions. One of the main resolutive conditions which is still outstanding, is the approval by the Minister of the cession of the mining rights from
AngloGold Ashanti to ERGO Mining (Pty) Limited currently owned by Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited.
The environmental rehabilitation liability remains with AngloGold Ashanti until all the resolutive sale conditions have been met.
Rounding of figures may result in computational discrepancies.
1

9. Headline earnings (loss)
Quarter ended
Year ended
Quarter ended
Year ended
Dec         Sep
Dec
Dec
Dec
Dec
Sep            Dec         Dec         Dec
2008        2008
2007
2008
2007
2008
2008           2007        2008        2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
The (loss) profit attributable to equity
shareholders has been adjusted by
the following to arrive at headline
earnings (loss):
(Loss) profit attributable to equity
shareholders
(11,869)
(247) (3,199) (16,105) (4,269)
(1,016)
51 (482) (1,195) (668)
Impairment net of reversals of tangible
assets (note 6)
14,786
3 5 14,792 6
1,492
- 1 1,493 1
Impairment of goodwill (note 6)
1,080
- - 1,080 -
109
- - 109 -
Impairment of investments (note 6)
42
- - 42 -
6
- - 6 -
Profit on disposal and abandonment of
assets (note 6)
55
(101) 78 (400) (56)
4
(14) 12 (55) (7)
Loss (profit) on disposal of investment in
associate (note 6)
4
12 - (14) -
-
2 - (2) -
Profit on disposal of discontinued assets
(note 8)
-
(1) - (218) -
-
- - (27) -
Impairment of investment in associate
347
21 10 389 161
35
3 1 39 23
Profit on disposal of assets in associate
-
- - (30) -
-
- - (3) -
Taxation on items above - current portion
(note 7)
3
2 9 10 40
-
- 1 1 6
Taxation on items above - deferred portion
(note 7)
(3,933)
13 2 (3,915) (18)
(397)
2 - (395) (3)
Discontinued operations taxation on items
above (note 8)
-
- - (6) -
-
- - (1) -
Headline earnings (loss)
516
(298) (3,095) (4,375) (4,136)
234
44 (466) (30) (648)
Cents per share
(1)
Headline earnings (loss)
145
(86) (1,099) (1,379) (1,470)
66
13 (165) (9) (230)
(1)
Calculated on the basic weighted average number of ordinary shares.
10. Shares
Quarter ended
Year ended
Dec
Sep
Dec
Dec                  Dec
2008
2008
2007
2008                 2007
Unaudited Unaudited Unaudited
Unaudited             Audited
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000 400,000,000
400,000,000      400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 4,280,000
4,280,000         4,280,000
A redeemable preference
shares of 50 SA cents each
2,000,000
2,000,000 2,000,000
2,000,000         2,000,000
B redeemable preference
shares of 1 SA cent each
5,000,000
5,000,000 5,000,000
5,000,000         5,000,000
Issued and fully paid:
Ordinary shares in issue
353,483,410
350,677,750 277,457,471
353,483,410     277,457,471
E ordinary shares in issue
3,966,941
4,002,887 4,140,230 3,966,941 4,140,230
Total ordinary shares:
357,450,351
354,680,637 281,597,701
357,450,351     281,597,701
A redeemable preference shares
2,000,000
2,000,000 2,000,000
2,000,000        2,000,000
B redeemable preference shares
778,896
778,896 778,896
778,896           778,896
In calculating the diluted number of ordinary shares
outstanding for the period, the following were taken into consideration:
Ordinary shares
351,517,689
342,692,446 277,119,778
312,610,124    276,805,309
E ordinary shares
3,980,034
4,018,901 4,080,713
4,046,364       4,117,815
Fully vested options
440,430
405,584 457,601
547,460          531,983
Weighted average number of shares
355,938,153
347,116,931 281,658,092
317,203,948    281,455,107
Dilutive potential of share options
-
786,816 - - -
Diluted number of ordinary shares
(1)
355,938,153
347,903,747 281,658,092
317,203,948    281,455,107
(1)
The basic and diluted number of ordinary shares is the same for the December 2008 quarter, December 2007 quarter, year ended December 2008 and year ended December 2007 as the effects of shares for performance related options are anti-dilutive.
Rounding of figures may result in computational discrepancies.
32

11. Share capital and premium
As at
As at
Dec
Sep
Dec
Dec           Sep               Dec
2008
2008
2007
2008           2008              2007
Restated Restated
(1)
Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Balance at beginning of period
23,322
23,322 23,045
3,425
3,425 3,292
Ordinary shares issued
14,946
14,140 283
1,875
1,794 40
E ordinary shares cancelled
(22)
(17) (6)
(2)
(2) (1)
Translation
-
- -
(1,253)
(687) 94
Sub-total
38,246
37,445 23,322
4,045
4,530 3,425
Redeemable preference shares held within the group
(312)
(312) (312)
(33)
(38) (46)
Ordinary shares held within the group
(273)
(278) (292)
(29)
(34) (43)
E ordinary shares held within group
(325)
(330) (347)
(34)
(40) (51)
Balance at end of period
37,336
36,525 22,371
3,949
4,418 3,285
(1)
The September 2008 quarter has been restated to reflect the shares issued for Golden Cycle Corporation and the rights issue at the rate prevailing on the transaction date.
12. Retained earnings and other reserves
Foreign
Other  Retained
Non-
currency
Actuarial
compre-  earnings
Retained distributable translation
(losses)
hensive  and other Minority
SA Rand million
earnings
reserves
reserve
gains
income  reserves  interests
Total
Balance at December 2006
(214) 138 436 (45) (1,503) (1,188) 436 (752)
Actuarial loss recognised (99) (99) (99)
Net loss on cash flow hedges removed from
equity and reported in gold sales 1,407 1,407 14 1,421
Net loss on cash flow hedges (1,161) (1,161) (12) (1,173)
Hedge ineffectiveness 69 69 69
Gain on available-for-sale financial assets 8 8 8
Share-based payment for share awards 190 190 190
Deferred taxation on items above 36 - 36 36
(Loss) profit for the year (4,269) (4,269) 222 (4,047)
Dividends (919) (919) (131) (1,050)
Acquisition of minority interest
(1)
(81) (81) (91) (172)
Transfers to foreign currency translation reserve (41) 41 - -
Translation (139) - (21) (160) (9) (169)
Balance at December 2007
(5,524) 138 338 (108) (1,011) (6,167) 429 (5,738)
Actuarial losses recognised (364) (364) (364)
Net loss on cash flow hedges removed from
equity and reported in gold sales 1,758 1,758 24 1,782
Net loss on cash flow hedges (719) (719) (2) (721)
Hedge ineffectiveness 64 64 64
Realised losses on capital hedges (18) (18) (18)
Loss on available-for-sale financial assets (74) (74) (74)
Release on disposal of available-for-sale
financial assets (9) (9) (9)
Share-based payment for share awards 118 118 118
Deferred taxation on items above 124 (243) (119) (119)
(Loss) profit for the year (16,105) (16,105)
323     (15,783)
Dividends (324) (324) (131) (455)
Acquisition of minority interest
(1)
(914) (914) 6 (908)
Transfers to foreign currency translation reserve (12) 12 - -
Translation 8,713 1 (221) 8,493 142 8,634
Balance at December 2008
(22,879)
138
9,063
(347)
(355)   (14,380)
790    (13,590)
Rounding of figures may result in computational discrepancies.
33

12. Retained earnings and other reserves
Foreign
Other  Retained
Non-
currency
Actuarial
compre-  earnings
Retained distributable translation
(losses)
hensive and other Minority
US Dollar million
earnings
reserves
reserve
gains
income  reserves  interests
Total
Balance at December 2006
(209) 20 241 (6) (215) (169) 62 (107)
Actuarial loss recognised (14) (14) (14)
Net loss on cash flow hedges removed from
equity and reported in gold sales 200 200 2 202
Net loss on cash flow hedges (166) (166) (2) (168)
Hedge ineffectiveness 10 10 10
Gain on available-for-sale financial assets 1 1 1
Share-based payment for share awards 27 27 27
Deferred taxation on items above 5 - 5 5
(Loss) profit for the year (668) (668) 32 (636)
Dividends (125) (125) (19) (144)
Acquisition of minority interest
(1)
(12) (12) (13) (25)
Transfers to foreign currency translation reserve (6) 6 - -
Translation - 11 (1) (5) 5 1 6
Balance at December 2007
(1,020) 20 258 (16) (148) (906) 63 (843)
Actuarial losses recognised (44) (44) (44)
Net loss on cash flow hedges removed from
equity and reported in gold sales 213 213 3 216
Net loss on cash flow hedges (87) (87) - (87)
Hedge ineffectiveness 8 8 8
Realised losses on capital hedges (2) (2) (2)
Loss on available-for-sale financial assets (9) (9) (9)
Release on disposal of available-for-sale
financial assets (1) (1) (1)
Share-based payment for share awards 14 14 14
Deferred taxation on items above 15 (27) (12) (12)
(Loss) profit for the year (1,195) (1,195) 40 (1,155)
Dividends (41) (41) (17) (58)
Acquisition of minority interest
(1)
(111) (111) 1 (110)
Transfers to foreign currency translation reserve (1) 1 - -
Translation (5) 648 8 1 652 (7) 645
Balance at December 2008
(2,368)
15
907
(37)
(38)
(1,521)
83
(1,438)
(1)
With effect from 1 July 2008, AngloGold Ashanti acquired the remaining 33% shareholding in Cripple Creek and Victor Gold Mining Company from
Golden Cycle Gold Corporation. Effective 1 September 2008, AngloGold Ashanti acquired a 70% interest in the Gansu Joint Venture and on
1 September 2007, AngloGold Ashanti acquired the remaining effective 15% minorities of Iduapriem.
13. Borrowings
On 20 November, 2008, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold
Ashanti Limited, entered into a $1 billion syndicated term loan facility agreement (the “2008 Term
Facility”). The 2008 Term Facility is available to be drawn during February 2009 to redeem the
$1 billion convertible bond due 27 February 2009 issued by AngloGold Ashanti Holdings plc upon its maturity, in full and for general corporate purposes.
The 2008 Term Facility is for an initial one year period from the date of first drawdown and is extendible, if required, at the option of AngloGold Ashanti Holdings plc until 30 November 2010. The amounts drawn under the 2008 Term Facility will bear an interest margin over the lenders’ cost of funds (subject to a cap of 1.75 times applicable LIBOR) of 4.25% until six months after the date of first drawdown and
5.25% thereafter. Interest is payable quarterly. AngloGold Ashanti Limited, AngloGold Ashanti USA
Incorporated and AngloGold Ashanti Australia Limited have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc under the 2008 Term Facility.
AngloGold Ashanti’s interest expense will increase substantially as a result of the higher interest rates and fees associated with the 2008 Term Facility. These fees will be amortized over the expected term of the 2008 Term Facility.
Rounding of figures may result in computational discrepancies.
34

Based on an assumed cost of funds of 100 basis points and assuming that the Term Facility is fully drawn, the effective borrowing cost (including fees and applicable margin) on the Term Facility is estimated at approximately 10% per annum. The actual interest expense in 2009, will depend upon the amount actually drawn under the 2008 Term Facility, the lenders’ actual costs of funds and prevailing
LIBOR rates and will be partially mitigated by the application of the proceeds from the Boddington transaction that was announced in January 2009.
Amounts outstanding under the 2008 Term Facility may be prepaid at any time prior to the maturity date. AngloGold Ashanti intends to refinance the 2008 Term Facility through one or more of the following: the proceeds of asset sales (which may include the sale of significant assets), long-term debt financing and/or the issuance of an equity linked instrument. The nature and timing of the refinancing of the 2008 Term Facility will depend upon market conditions.
14.  Derivatives
The reduction of non-hedge derivatives (fair valued on the balance sheet) during 2008 is as a result of the accelerated hedge close outs implemented during the year and the implementation of FAS157.
15.   Exchange rates
Dec
Sep                             Dec
2008
2008                            2007
Unaudited
Unaudited                    Unaudited
ZAR/USD average for the year to date
8.25
7.69                            7.03
ZAR/USD average for the quarter
9.92
7.77                            6.76
ZAR/USD closing
9.46
8.27                            6.81
ZAR/AUD average for the year to date
6.93
7.02                            5.89
ZAR/AUD average for the quarter
6.67
6.86                            6.00
ZAR/AUD closing
6.57
6.66                            5.98
BRL/USD average for the year to date
1.84
1.69                            1.95
BRL/USD average for the quarter
2.28
1.67                            1.78
BRL/USD closing
2.34
1.93                            1.78
ARS/USD average for the year to date
3.16
3.11                            3.12
ARS/USD average for the quarter
3.33
3.04                            3.15
ARS/USD closing
3.45
3.12                            3.15
16.  Capital commitments
Dec
Sep
Dec
Dec             Sep                Dec
2008
2008
2007
2008            2008               2007
Unaudited Unaudited Audited Unaudited Unaudited Audited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at
the prevailing rate of exchange
(1)
1,414
2,292            2,968                162
277 436
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.
Rounding of figures may result in computational discrepancies.
35

17.  Contingent liabilities
AngloGold Ashanti’s material contingent liabilities at 31 December 2008 are detailed below:
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations. AGA is involved in Task Teams and other structures to find long term sustainable solutions for this risk, together with industry partners and government. There is too little foundation for the accurate estimate of a liability and thus no reliable estimate can be made for the obligation.
Soil and Sediment Pollution – South Africa – AngloGold Ashanti identified offsite pollution impacts in the
West Wits Area. This can be attributable to a long period of gold and uranium mining activity by a number of mining companies, as well as millennia of weathering of natural reef outcrops in the catchment areas.
Investigations are underway to confirm, quantify and, if necessary, address these impacts. It is however too early in the process to make an estimate of the liability.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of
R100m ($11m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement
(Termo de Acordo re Regime Especial – TARE). The MSG operation is co-owned with Kinross Gold
Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $34m Although MSG requested the TARE in early 2004, the
TARE, which authorised the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.
In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of
Goiás tax administrative council. The second assessment was issued by the State of Goiás in October
2006 on the same grounds as the first one, and the attributable share of the assessment is approximately
$21m. The company believes both assessments are in violation of Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company’s appeal against the assessment.
The company is now discussing the case at the judicial sphere. The company’s attributable share of the assessment is approximately $6m.
Tax Disputes – Brazil – Morro Velho, AngloGold Ashanti Brasil Mineração and Mineração Serra Grande
are involved in disputes with tax authorities. These disputes involve federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $12m.
36

18.  Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•     Reimbursable value added tax due from the Malian government amount to an attributable $27m at
31 December 2008 (30 September 2008: attributable $42m). The last audited value added tax return was for the period ended 30 June 2008 and at the balance sheet date an attributable $20m was audited and $7m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•     Reimbursable fuel duties from the Malian government amounts to an attributable $5m at 31 December
2008 (30 September 2008: attributable $7m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of
Mining and secondly the Custom and Excise authorities. An attributable $5m is still subject to authorisation by the authorities. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.
The government of Mali is a shareholder in all the Malian entities. Management is in negotiations with the
Government of Mali to agree a protocol for the repayment of the outstanding amounts due to Sadiola and
Yatela. These amounts outstanding at Sadiola and Yatela have been discounted at 18% based on the provisions of the proposed protocol. The amounts outstanding at Morila have been discounted to their present value at a rate of 6.0%.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the
Tanzanian government:
•     Reimbursable value added tax due from the Tanzanian government amounts to $16m at 31 December
2008 (30 September 2008: $16m). The last audited value added tax return was for the period ended
30 November 2008 and at the balance sheet date was $16m. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 7.8%.
•     Reimbursable fuel duties from the Tanzanian government amounts to $37m at 30 December 2008
(30 September 2008: $42m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $16m have been audited and lodged with the Customs and Excise authorities, whilst claims for refund of $21m have not yet been lodged. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 7.8%.
19.   Announcements
On 30 September 2008 AngloGold Ashanti announced that following the publication the unaudited results for the quarter and six months ended 30 June 2008, it reassessed the accounting estimate for income taxes, for the effects and impact of the accelerated non-hedge derivative settlements in accordance with
IAS34 – Interim Financial Reporting. Following this reassessment, the income tax expense was reduced by R641 million (US$81m) for the period. This was as a result of IAS34 requiring that the income tax expense for interim reporting purposes to be calculated by applying to an interim period’s pre-tax income, the estimated average annual effective income tax rate that would be applicable to the expected total annual earnings. It should be noted that the overprovision would have been reversed by financial year-
end and therefore would not have had any effect on the full year’s income tax expense and earnings.
Nevertheless, in compliance with IAS34, AngloGold Ashanti decided to revise its results for the quarter and six months ended 30 June 2008. It is anticipated that the audit report for the year ended on
31 December 2008 will include a reference to the above.
On 17 October 2008, AngloGold Ashanti announced that it had been notified of an unsolicited below-
market "mini-tender offer" by TRC Capital Corporation of Toronto, Canada to purchase up to approximately 4,000,000 American depositary shares ("ADSs") of AngloGold Ashanti Limited (each of which represents one ordinary share), representing approximately 1.14% of AngloGold Ashanti's
37

outstanding share capital, at a price of US$18.00 per ADS. AngloGold Ashanti cautions shareholders that this offer represented a 2.65% discount to the US$18.49 closing price of ADSs on the New York
Stock Exchange on 15 October, 2008, the day prior to the date of the offer and a 2.39% discount to the
US$18.44 closing price of ADSs on 16 October, 2008.
On 21 November 2008, AngloGold Ashanti Limited announced that it had entered into a US$1 billion term loan facility agreement (the "Term Facility") with Standard Chartered Bank to refinance its convertible bond.
The Term Facility would be drawn during February 2009 for the purpose of repaying the US$1 billion convertible bond due on 27 February 2009 issued by AngloGold Ashanti Holdings plc and guaranteed by
AngloGold Ashanti. The Term Facility is for an initial one year period from the date of the first drawdown in February 2009 and the Term Facility is extendable, if required, at the option of AngloGold Ashanti until
30 November 2010.
The terms and covenants of the Term Facility are similar to those of AngloGold Ashanti's existing
US$1.15 billion Revolving Credit Facility, save that the amounts drawn under the Term Facility will bear an interest margin of 4.25% for the first six months after the first drawdown and 5.25% thereafter.
On 15 December 2008, further to its announcement of 31 July 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold Company Limited ("SBG") and its wholly-owned subsidiary, São Bento Mineração S.A. ("SBMSA") from Eldorado Gold Corporation ("Eldorado") for a consideration of US$70 million. The purchase price was settled through the issuance of 2,701,660
AngloGold Ashanti shares.
The purchase of SBG and SBMSA gives AngloGold Ashanti access to the São Bento mine, a gold operation located in the immediate vicinity of AngloGold Ashanti's proposed Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil. The acquisition of the São Bento mine provides AngloGold Ashanti with the potential to double the scale of the proposed Córrego do Sítio mine, which once developed will significantly enhance AngloGold
Ashanti's Brazilian asset base.
On 23 January 2009, AngloGold Ashanti Australia Ltd announced that Mineral Resource increase for the
Tropicana Gold Project in Western Australia. The Tropicana Gold Project, located 330 kilometres east north-east of Kalgoorlie, is part of the Tropicana Joint Venture, which is 70% owned by AngloGold Ashanti
Australia (the manager) and 30% by Independence Group NL. The Measured, Indicated and Inferred
Mineral Resource for the project is now 75.3 million tonnes grading 2.07 grams/tonne for 5.01 million ounces of gold. This represents an increase of approximately 1 million ounces from the first Mineral
Resource estimate released for the project in December 2007, and the new estimate is predominantly in the Measured and Indicated category, providing a higher level of confidence. AngloGold Ashanti
Australia's share of the upgraded resource is 3.51 Moz.
On 28 January 2009, AngloGold Ashanti Limited announced that it had agreed to sell its indirect
33.33% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining
Corporation for an aggregate consideration of up to US$1.1 billion (the "Transaction").
The Transaction is consistent with AngloGold Ashanti's strategy of focusing on its core, controlled asset portfolio and realising value from any minority, non-managed interests as and when appropriate. It will also immediately strengthen the Company's balance sheet, result in lower financing costs due to early repayment of the recently announced US$1.0 billion bridge facility and create additional flexibility to participate in further investment and growth opportunities.
20.  Dividend
The directors have today declared Final Dividend No. 105 of 50 (Final Dividend No. 103: 53) South
African cents per ordinary share for the year ended 31 December 2008. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
38

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2009
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis
Thursday, 26 February
Last date to trade ordinary shares cum dividend
Friday, 27 February
Last date to register transfers of certificated securities cum dividend
Friday, 27 February
Ordinary shares trade ex dividend
Monday, 2 March
Record date
Friday, 6 March
Payment date
Friday, 13 March
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker. To comply with the further requirements of Strate, between Monday, 2 March
2009 and Friday, 6 March 2009, both days inclusive, no transfers between the South African, United
Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2009
Ex dividend on New York Stock Exchange
Wednesday, 4 March
Record date
Friday, 6 March
Approximate date for currency conversion
Friday, 13 March
Approximate payment date of dividend
Monday, 23 March
Assuming an exchange rate of R9.84/$1, the dividend payable on ADS is equivalent to 5.1 US cents.
This compares with the final dividend of 6.6 US cents per ADS paid on 17 March 2008. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2009
Last date to trade and to register GhDSs cum dividend
Friday, 27 February
GhDSs trade ex dividend
Monday, 2 March
Record date
Thursday, 5 March
Approximate payment date of dividend
Monday, 16 March
Assuming an exchange rate of R1/¢0.1341, the dividend payable per GhDS is equivalent to 0.067 cedis.
This compares with the final dividend of 0.065 cedis per Ghanaian Depositary Share (GhDS) payable on 10 March 2009. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.
In addition, directors declared Dividend No. E5 of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These
dividends will be paid on Friday, 13 March 2009.
By order of the Board
R P EDEY
M CUTIFANI
Chairman Chief Executive Officer
6 February 2009
39

Segmental   reporting
for the quarter and year ended 31 December 2008
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold income
South Africa
3,508
2,986 2,292 12,068 9,843
353
388 339 1,466 1,399
Argentina
397
241 198 984 988
40
31 30 116 140
Australia
937
582 684 2,338 2,437
94
75 101 280 348
Brazil
993
719 495 2,739 2,001
100
93 73 330 285
Ghana
968
937 601 3,982 2,365
98
119 89 486 337
Guinea
682
601 492 2,724 1,483
69
77 73 334 211
Namibia
141
85 96 327 364
14
11 14 39 52
Tanzania
360
397 111 2,628 807
36
52 16 328 114
USA
531
303 280 1,984 813
54
39 41 240 116
8,517
6,851 5,249 29,774 21,101
858
885 777 3,619 3,002
Gross profit (loss) adjusted for
the gain (loss) on unrealised non-
hedge derivatives and other
commodity contracts
South Africa
1,243
536 502 (253) 2,845
126
71 74 (55) 403
Argentina
17
(129) 58 (260) 338
2
(16) 9 (34) 48
Australia
88
(77) 228 (480) 960
9
(10) 34 (61) 137
Brazil
415
239 277 472 987
42
31 41 53 141
Ghana
(288)
(181) (150) (1,210) 25
(29)
(23) (22) (145) 3
Guinea
142
79 44 222 101
14
10 7 27 14
Mali
183
65 165 (252) 646
18
9 24 (34) 92
Namibia
23
9 19 (12) 90
2
1 3 (2) 13
Tanzania
(570)
(350) (110) (1,545) 52
(58)
(44) (16) (181) 6
USA
195
92 190 155 518
20
12 28 16 74
Other
(24)
(34) 86 23 28
(3)
(4) 13 4 4
Sub-total
1,425
249 1,309 (3,140) 6,590
143
37 195 (412) 935
Less equity accounted investments
(184)
(65) (263) 195 (697)
(18)
(9) (40) 28 (100)
1,241
184 1,046 (2,945) 5,893
125
28 155 (384) 835
Adjusted gross profit (loss)
normalised for accelerated
settlement of non-hedge
derivatives
South Africa
1,243
536 502 3,883 2,845
126
71 74 466 403
Argentina
17
(129) 58 (104) 338
2
(16) 9 (14) 48
Australia
88
(77) 228 256 960
9
(10) 34 32 137
Brazil
415
239 277 1,252 987
42
31 41 152 141
Ghana
(288)
(181) (150) (385) 25
(29)
(23) (22) (41) 3
Guinea
142
79 44 601 101
14
10 7 75 14
Mali
183
65 165 618 646
18
9 24 75 92
Namibia
23
9 19 55 90
2
1 3 7 13
Tanzania
(570)
(350) (110) (1,054) 52
(58)
(44) (16) (119) 6
USA
195
92 190 601 518
20
12 28 73 74
Other
(24)
(34) 86 (102) 28
(3)
(4) 13 (13) 4
Sub-total
1,425
249 1,309 5,621 6,590
143
37 195 693 935
Less equity accounted investments
(184)
(65) (263) (549) (697)
(18)
(9) (40) (67) (100)
1,241
184 1,046 5,072 5,893
125
28 155 626 835
Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
US Dollar million SA Rand million
Quarter ended
Year ended
Quarter ended
Year ended

Segmental  reporting (continued)
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Unaudited Audited
Gold production
1
South Africa
16,185
16,733 17,503 65,283 72,429
520
538 563 2,099 2,328
Argentina
1,752
1,350 1,597 4,799 6,338
56
43 51 154 204
Australia
2,651
3,590 4,673 13,477 18,675
85
115 150 433 600
Brazil
3,346
3,207 3,480 12,669 12,689
108
103 112 407 408
Ghana
4,823
4,428 3,998 17,328 16,388
155
142 129 557 527
Guinea
2,533
2,235 2,567 10,350 8,715
81
72 83 333 280
Mali
3,489
3,003 3,536 12,707 13,703
112
97 114 409 441
Namibia
614
540 624 2,126 2,496
20
17 20 68 80
Tanzania
1,614
2,296 1,801 8,203 10,166
52
74 58 264 327
USA
2,422
1,955 2,778 8,016 8,766
78
63 89 258 282
39,429
39,336 42,556 154,958 170,365
1,268
1,265 1,368 4,982 5,477
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Unaudited Audited
Capital expenditure
1
South Africa
815
786 881 2,779 2,535
81
101 128 337 361
Argentina
39
28 49 135 141
4
4 7 16 20
Australia
1,054
936 651 3,618 1,975
105
121 95 439 281
Brazil
263
238 204 909 995
26
31 30 110 142
Ghana
533
383 260 1,370 836
57
49 38 166 119
Guinea
34
51 38 178 146
3
7 6 22 21
Mali
30
8 26 61 61
3
1 4 7 9
Namibia
34
18 24 98 43
4
2 3 12 6
Tanzania
105
103 78 433 187
10
13 11 53 27
USA
37
45 33 221 161
3
6 5 27 23
Other
50
27 71 103 364
5
3 12 12 50
2,994
2,623 2,315 9,905 7,444
302
338 339 1,201 1,059
As at
As at
As at
As at
As at
As at
Dec
Sep
Dec
Dec
Sep
Dec
2008
2008
2007
2008
2008
2007
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Total assets
South Africa
17,599
17,071 15,616
1,861
2,065 2,293
Argentina
2,121
1,923 1,659
224
233 244
Australia
12,936
11,982 8,705
1,368
1,449 1,278
Brazil
7,795
5,941 4,826
824
719 709
Ghana
9,576
16,582 13,301
1,013
2,006 1,953
Guinea
3,028
2,668 2,127
320
323 312
Mali
2
2,110
2,173 1,728
223
263 254
Namibia
668
617 536
71
75 79
Tanzania
7,895
12,112 9,654
835
1,465 1,418
USA
5,422
4,592 3,608
573
555 530
Other
7,052
5,704 4,353
748
688 638
76,202
81,365 66,113
8,060
9,842 9,708
Rounding of figures may result in computational discrepancies.
oz (000) kg
Year ended
Quarter ended
Year ended
Quarter ended
Year ended
Quarter ended
Year ended
Quarter ended
2
Investment held.
SA Rand million US Dollar million
1
Gold production and capital expenditure includes equity accounted investments.
SA Rand million US Dollar million

Non-GAAP
disclosure
A
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline earnings (loss) (note 9)
516
(298) (3,095) (4,375) (4,136)
234
44 (466) (30) (648)
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts (note 4)
(946)
(667) 3,666 (3,885) 7,202
(265)
(158) 551 (978) 1,083
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 7)
254
9 (337) 1,219 (681)
14
(4) (50) 132 (100)
Associate's and equity accounted joint ventures share of
(gain) loss on unrealised non-hedge derivatives and
other commodity contracts in associates
-
- (4) 31 (89)
-
- (1) 4 (11)
Associate's and equity accounted joint ventures share
of deferred tax on unrealised non-hedge derivatives
and other commodity contracts
-
- 1 (2) 8
-
- - - 1
Fair value adjustment on option component of convertible
bond
(2)
- (115) (185) (333)
-
- (17) (25) (47)
Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustments on convertible
bond
(1)
(178)
(956) 117 (7,197) 1,971
(17)
(119) 18 (897) 278
Cents per share
(2)
Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustments on convertible
bond
(1)
(50)
(275) 42 (2,269) 700
(5)
(34) 6 (283) 99
B
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross profit (loss) to gross profit
adjusted for the gain (loss) on unrealised non-hedge
derivatives and other commodity contracts:
Gross profit (loss)
2,187
851 (2,621) 939 (1,309)
390
186 (395) 594 (248)
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts (note 4)
(946)
(667) 3,666 (3,885) 7,202
(265)
(158) 551 (978) 1,083
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts
1,241
184 1,046 (2,945) 5,893
125
28 155 (384) 835
Realised loss on other commodity contracts (note 4)
-
- - 253 -
-
- - 32 -
Loss on accelerated settlement of non-hedge
derivatives (note 4)
-
- - 7,764 -
-
- - 979 -
Adjusted gross profit normalised for accelerated settlement
of non-hedge derivatives
1,241
184 1,046 5,072 5,893
125
28 155 626 835
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
(2)
Calculated on the basic weighted average number of ordinary shares.
SA Rand million
(1)
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
US Dollar million
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
- The unrealised fair value change on the option component of the convertible bond; and
US Dollar million SA Rand million
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
Year ended
Year ended
- The unrealised fair value change on the onerous uranium contracts.
Quarter ended
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Year ended
Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts
Year ended
Quarter ended
- In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor
International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;

Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
C
Price received
Gold income (note 2)
8,517
6,851 5,249 29,774 21,101
858
885 777 3,619 3,002
Adjusted for minority interests
(308)
(256) (211) (1,078) (889)
(31)
(33) (32) (131) (127)
8,209
6,595 5,038 28,696 20,212
827
852 745 3,488 2,875
(Loss) gain on realised non-hedge derivatives (note 4)
(348)
(519) 740 (2,145) 2,033
(35)
(66) 110 (264) 291
Loss on accelerated settlement of non-hedge derivatives
(note 4)
-
- - (7,764) -
-
- - (979) -
Associate's and equity accounted joint ventures share of
gold income including realised non-hedge derivatives
748
473 534 1,568 1,951
75
61 80 185 278
Attributable gold income including realised non-hedge
derivatives
8,609
6,550 6,313 20,355 24,196
867
847 934 2,430 3,444
Attributable gold sold - kg / - oz (000)
39,249
40,902 42,278 155,954 170,265
1,262
1,315 1,359 5,014 5,474
Revenue price per unit - R/kg / - $/oz
219,329
160,127 149,312 130,522 142,107
687
644 687 485 629
Attributable gold income including realised non-hedge
derivatives as above
8,609
6,550 6,313 20,355 24,196
867
847 934 2,430 3,444
Loss on accelerated settlement of non-hedge derivatives
(note 4)
-
- - 7,764 -
-
- - 979 -
Associate's and equity accounted joint ventures share of
loss on accelerated settlement of non-hedge derivatives
-
- - 871 -
-
- - 109 -
Attributable gold income including realised non-hedge
derivatives normalised for accelerated settlement of
non-hedge derivatives
8,609
6,550 6,313 28,990 24,196
867
847 934 3,518 3,444
Attributable gold sold - kg / - oz (000)
39,249
40,902 42,278 155,954 170,265
1,262
1,315 1,359 5,014 5,474
Revenue price per unit normalised for accelerated
settlement of non-hedge derivatives - R/kg / - $/oz
219,329
160,127 149,312 185,887 142,107
687
644 687 702 629
D
Total costs
Total cash costs (note 3)
5,062
4,668 3,469 17,405 12,889
510
601 513 2,113 1,836
Adjusted for minority interests and non-gold producing
companies
(204)
(240) 46 (741) (246)
(21)
(31) 7 (90) (34)
Associate's and equity accounted joint ventures share of
total cash costs
457
349 219 1,538 1,070
46
45 32 187 152
Total cash costs adjusted for minority interests and non-
gold producing companies
5,315
4,777 3,734 18,202 13,713
535
615 552 2,210 1,954
Retrenchment costs (note 3)
16
14 88 72 131
2
2 13 9 19
Rehabilitation and other non-cash costs (note 3)
(2)
102 302 218 422
-
13 44 28 61
Amortisation of tangible assets (note 3)
1,387
1,111 1,063 4,620 3,980
140
143 158 560 567
Amortisation of intangible assets (note 3)
9
4 3 21 14
1
- - 2 2
Adjusted for minority interests and non-gold producing
companies
(58)
(63) (42) (209) (146)
(6)
(8) (6) (25) (21)
Associate's and equity accounted joint ventures share of
production costs
126
72 59 343 186
13
9 8 40 27
Total production costs adjusted for minority interests
and non-gold producing companies
6,794
6,016 5,207 23,267 18,300
684
774 770 2,824 2,609
Gold produced - kg / - oz (000)
39,429
39,336 42,556 154,958 170,365
1,268
1,265 1,368 4,982 5,477
Total cash cost per unit - R/kg / -$/oz
134,813
121,440 87,744 117,462 80,490
422
486 404 444 357
Total production cost per unit - R/kg / -$/oz
172,312
152,945 122,344 150,149 107,415
540
612 563 567 476
E
EBITDA
Operating (loss) profit
(14,309)
415 (3,315) (16,709) (3,360)
(1,275)
130 (498) (1,220) (542)
Amortisation of tangible assets (note 3)
1,387
1,111 1,063 4,620 3,980
140
143 158 560 567
Amortisation of intangible assets (note 3)
9
4 3 21 14
1
- - 2 2
Impairment net of reversals of tangible assets (note 6)
14,786
3 5 14,792 6
1,492
- 1 1,493 1
Impairment of goodwill (note 6)
1,080
- - 1,080 -
109
- - 109 -
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(946)
(667) 3,666 (3,885) 7,202
(265)
(158) 551 (978) 1,083
Loss on realised other commodity contracts (note 4)
-
- - 253 -
-
- - 32 -
Loss on accelerated settlement of non-hedge derivatives
(note 4)
-
- - 7,764 -
-
- - 979 -
Share of associates' EBITDA
279
97 252 820 802
28
13 38 98 115
Discontinued operations EBITDA (note 8)
4
(4) 41 (17) 30
-
(1) 6 (2) 5
Loss (profit) on disposal and abandonment of assets (note 6)
55
(101) 78 (400) (56)
4
(14) 12 (55) (7)
Impairment of investments (note 6)
42
- - 42 -
6
- - 6 -
Loss (profit) on disposal of investment in associate
(note 6)
4
12 - (14) -
-
2 - (2) -
2,391
869 1,795 8,367 8,618
241
116 266 1,022 1,224
Rounding of figures may result in computational discrepancies.
Year ended
US Dollar million / Imperial SA Rand million / Metric
Quarter ended
Quarter ended
Year ended

Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
F
Interest cover
EBITDA (note E)
2,391
869 1,795 8,367 8,618
241
116 266 1,022 1,224
Finance costs
225
235 227 926 845
23
30 34 114 120
Capitalised finance costs
75
79 25 263 68
8
10 4 32 10
300
314 252 1,189 913
31
40 38 146 130
Interest cover - times
8
3 7 7 9
8
3 7 7 9
G
Free cash flow
Net cash inflow (outflow) from operating activities
2,678
(7,108) 1,181 (3,127) 6,085
221
(899) 176 (529) 866
Stay-in-business capital expenditure
(1,317)
(1,173) (1,202) (4,452) (3,726)
(132)
(151) (176) (540) (530)
1,361
(8,281) (21) (7,579) 2,359
89
(1,050) 0 (1,069) 336
As at
As at
As at
As at
As at
As at
Dec
Sep
Dec
Dec
Sep
Dec
2008
2008
2007
2008
2008
2007
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Net asset value - cents per share
Total equity
23,746
30,601 16,633
2,511
3,702 2,442
Number of ordinary shares in issue - million (note 10)
357
355 282
357
355 282
Net asset value - cents per share
6,643
8,628 5,907
702
1,044 867
Total equity
23,746
30,601 16,633
2,511
3,702 2,442
Intangible assets
(1,403)
(3,287) (2,859)
(148)
(398) (420)
22,343
27,314 13,774
2,363
3,304 2,022
Number of ordinary shares in issue - million (note 10)
357
355 282
357
355 282
Net tangible asset value - cents per share
6,251
7,701 4,891
661
932 718
I
Net debt
Borrowings - long-term portion
8,224
6,865 10,416
870
830 1,529
Borrowings - short-term portion
10,046
8,581 2,173
1,063
1,038 319
Total borrowings
18,270
15,446 12,589
1,933
1,868 1,848
Corporate office lease
(254)
(253) (249)
(27)
(31) (37)
Unamortised portion on the convertible bond
(38)
74 157
(4)
8 23
Cash restricted for use
(415)
(499) (264)
(44)
(60) (39)
Cash and cash equivalents
(5,438)
(4,585) (3,246)
(575)
(555) (477)
Net debt
12,125
10,183 8,987
1,283
1,230 1,318
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million
Year ended
Quarter ended
Quarter ended
SA Rand million US Dollar million
Year ended

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
SA Rand / US Dollar
SOUTH AFRICA
815
786
881
2,779
81
101
128
337
Vaal River
Great Noligwa
54 61 94 213 5 8 14 26
Kopanang 116 96 111 391 12 12 16 47
Moab Khotsong 205 224 195 736 20 29 29 89
Tau Lekoa 39 41 45 146 4 5 7 18
Surface Operations 1 3 (1) 6 - - - 1
West Wits
Mponeng
228 209 234 707 23 27 34 86
Savuka 25 20 24 89 2 3 4 11
TauTona 147 134 178 491 15 17 26 60
ARGENTINA
39
28
49
135
4
4
7
16
Cerro Vanguardia - Attributable 92.50% 36 26 45 125 4 3 7 15
Minorities and exploration 3 2 4 10 - 1 - 1
AUSTRALIA
1,054
936
651
3,618
105
121
95
439
Sunrise Dam 46 33 68 159 5 4 10 19
Boddington 1,007 904 580 3,457 100 116 85 419
Exploration 1 (1) 3 2 - 1 - 1
BRAZIL
263
238
204
909
26
31
30
110
AngloGold Ashanti Brasil Mineração 129 148 158 565 12 19 24 69
Serra Grande - Attributable 50% 66 44 22 168 7 6 3 20
Minorities, exploration and other 68 46 24 176 7 6 3 21
GHANA
533
383
260
1,370
57
49
38
166
Iduapriem 150 136 105 448 16 18 15 54
Obuasi 383 247 153 922 42 32 23 112
Minorities and exploration - - 2 - - (1) - -
GUINEA
34
51
38
178
3
7
6
22
Siguiri - Attributable 85% 29 44 32 151 2 6 5 18
Minorities and exploration 5 7 6 27 1 1 1 4
MALI
30
8
26
61
3
1
4
7
Morila - Attributable 40% 5 1 2 9 1 - - 1
Sadiola - Attributable 38% 14 4 22 27 2 - 3 3
Yatela - Attributable 40% 11 3 2 23 1 - - 3
NAMIBIA
34
18
24
98
4
2
3
12
Navachab 34 18 24 98 4 2 3 12
TANZANIA
105
103
78
433
10
13
11
53
Geita 105 103 78 433 10 13 11 53
USA
37
45
33
221
3
6
5
27
Cripple Creek & Victor 36 45 32 221 3 6 5 27
OTHER
50
27
71
103
5
3
12
12
ANGLOGOLD ASHANTI
2,994
2,623
2,315
9,905
302
338
339
1,201
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m

Development
for the quarter ended 31 December 2008
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
880 100 125.5 8.28 1,039 0.99 127.90
Kopanang Mine
Vaal reef
6,721 952 21.8 64.17 1,399 4.47 91.68
Tau Lekoa Mine
Ventersdorp Contact reef
1,739 76 113.4 8.01 908 - -
Moab Khotsong Mine
Vaal reef
4,404 428 131.8 17.48 2,304 1.05 125.36
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
46 - - - - - -
Carbon Leader reef
2,238 78 17.0 127.65 2,170 1.90 31.74
Savuka Mine
Carbon Leader reef
669 60 27.5 153.71 4,227 - -
Mponeng Mine
Ventersdorp Contact reef
4,540 546 78.4 33.69 2,641 - -
AUSTRALIA
Sunrise Dam
889 889 - 3.67 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
1,294 392 919.0 4.53 - - -
Córrego do Sitio 947 203 - 2.50 - - -
Lamego 1,018 235 60.0 5.28 - - -
Serra Grande
Mina III
947 203 - 2.50 - - -
GHANA
Obuasi
5,835 2,662 470* 8.00 3,760 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
2,886 328 49.4 0.24 0.99 1.98 8.15
Kopanang Mine
Vaal reef
22,050 3,123 8.6 1.87 1.34 8.94 6.39
Tau Lekoa Mine
Ventersdorp Contact reef
5,705 249 44.6 0.23 0.87 - -
Moab Khotsong Mine
Vaal reef
14,447 1,404 51.9 0.51 2.20 2.10 9.08
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
152 - - - - - -
Carbon Leader reef 7,343 256 6.7 3.72 2.08 3.80 2.12
Savuka Mine
Carbon Leader reef
2,195 197 10.8 4.48 4.04 - -
Mponeng Mine
Ventersdorp Contact reef
14,894 1,791 30.9 0.98 2.53 - -
AUSTRALIA
Sunrise Dam
2,917 2,917 - 0.11 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
4,245 1,286 361.8 0.13 - - -
Córrego do Sitio 3,105 666 - 0.07 - - -
Lamego 3,340 771 23.6 0.15 - - -
Serra Grande
Mina III
3,105 666 - 0.07 - - -
GHANA
Obuasi
19,143 8,734 185* 0.23 3.60 - -
* Average ore body width.
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
Metric
SOUTH AFRICA
16,185
16,733
17,503
65,283
Vaal River
Great Noligwa
6.37
6.42
6.94
7.33
1,969
1,976
3,613
10,268
Kopanang
6.78
6.44
7.70
6.82
2,827
2,627
3,229
11,244
Moab Khotsong
9.03
9.37
9.12
9.31
2,194
2,127
726
5,965
Tau Lekoa
3.53
3.50
3.97
3.58
1,105
1,173
1,247
4,444
Surface Operations
0.42
0.36
0.46
0.36
848
773
920
2,864
West Wits
Mponeng
9.45
10.16
9.26
10.02
4,492
5,113
4,223
18,672
Savuka
6.96
5.80
6.73
6.28
566
481
540
2,057
TauTona
1
8.37
8.34
9.37
8.66
2,184
2,464
3,005
9,769
ARGENTINA
1,752
1,350
1,597
4,799
Cerro Vanguardia - Attributable 92.50%
7.44
6.25
6.88
5.44
1,752
1,350
1,597
4,799
AUSTRALIA
2,651
3,590
4,673
13,477
Sunrise Dam
2
2.33
3.72
4.84
3.46
2,651
3,590
4,673
13,477
BRAZIL
3,346
3,207
3,480
12,669
AngloGold Ashanti Brasil Mineração
1
7.77
8.28
7.84
7.62
2,596
2,583
2,826
9,960
Serra Grande
1
- Attributable 50%
8.00
7.64
6.65
7.58
750
624
654
2,709
GHANA
4,823
4,428
3,998
17,328
Iduapriem
1.83
1.79
1.90
1.76
1,761
1,566
1,387
6,221
Obuasi
1
4.62
4.45
4.34
4.37
3,062
2,862
2,611
11,107
GUINEA
2,533
2,235
2,567
10,350
Siguiri - Attributable 85%
1.10
1.06
1.18
1.20
2,533
2,235
2,567
10,350
MALI
3,489
3,003
3,536
12,707
Morila - Attributable 40%
3.31
2.67
3.91
3.08
1,456
1,170
1,607
5,298
Sadiola - Attributable 38%
3.58
3.37
3.00
3.42
1,530
1,281
1,252
5,357
Yatela
3
- Attributable 40%
2.60
2.36
2.60
2.66
503
552
677
2,052
NAMIBIA
614
540
624
2,126
Navachab
1.53
1.43
1.61
1.43
614
540
624
2,126
TANZANIA
1,614
2,296
1,801
8,203
Geita
1.68
2.12
1.46
1.92
1,614
2,296
1,801
8,203
USA
2,422
1,955
2,778
8,016
Cripple Creek & Victor
3
0.48
0.48
0.55
0.49
2,422
1,955
2,778
8,016
ANGLOGOLD ASHANTI
39,429
39,336
42,556
154,958
Underground Operations
6.72
6.84
6.96
6.89
21,679
21,737
22,505
85,025
Surface and Dump Reclamation
0.44
0.40
0.45
0.42
1,362
1,229
1,339
5,009
Open-pit Operations
2.01
2.15
2.33
2.12
13,240
13,573
15,047
53,930
Heap Leach Operations
4
0.61
0.56
0.70
0.62
3,148
2,797
3,665
10,994
39,429
39,336
42,556
154,958
3
The yield of Yatela and Cripple Creek reflects gold
placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
1
The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
2
The yield of Sunrise Dam represents open-pit operations.
4
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.
Yield - g/t
Gold produced - kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
Metric
SOUTH AFRICA
204
209
216
204
16,179
17,921
17,432
65,398
Vaal River
Great Noligwa
125 120 177 143 1,967 2,169 3,616 10,282
Kopanang 188 177 215 188 2,823 2,800 3,230 11,253
Moab Khotsong 231 232 145 204 2,192 2,178 726 5,966
Tau Lekoa 124 132 147 127 1,104 1,248 1,248 4,447
Surface Operations 1,157 1,054 1,399 1,021 847 807 920 2,867
West Wits
Mponeng
289 327 267 296 4,496 5,511 4,181 18,720
Savuka 170 143 166 158 566 520 534 2,063
TauTona 209 223 243 214 2,184 2,687 2,976 9,800
ARGENTINA
822
603
800
559
1,528
1,325
1,092
5,169
Cerro Vanguardia - Attributable 92.50% 822 603 800 559 1,528 1,325 1,092 5,169
AUSTRALIA
2,150
2,959
3,994
2,741
2,734
3,440
4,796
13,455
Sunrise Dam 2,150 2,959 4,359 2,741 2,734 3,440 4,796 13,455
BRAZIL
612
593
671
586
3,372
3,543
3,364
13,157
AngloGold Ashanti Brasil Mineração 582 575 660 558 2,696 2,817 2,706 10,464
Serra Grande - Attributable 50% 745 680 722 716 676 726 658 2,693
GHANA
290
267
224
260
4,720
4,433
3,869
17,204
Iduapriem 679 604 525 600 1,717 1,583 1,384 6,230
Obuasi 218 204 171 197 3,003 2,850 2,485 10,974
GUINEA
637
520
626
625
2,680
2,422
2,661
10,469
Siguiri - Attributable 85% 637 520 626 625 2,680 2,422 2,661 10,469
MALI
977
785
893
839
3,376
2,918
3,597
12,914
Morila - Attributable 40% 1,021 757 1,041 873 1,438 1,183 1,729 5,446
Sadiola - Attributable 38% 1,102 894 808 931 1,459 1,210 1,166 5,418
Yatela - Attributable 40% 665 651 781 618 479 524 701 2,050
NAMIBIA
373
370
415
368
643
518
644
2,128
Navachab 373 370 415 368 643 518 644 2,128
TANZANIA
254
362
269
329
1,638
2,457
2,059
8,088
Geita 254 362 269 329 1,638 2,457 2,059 8,088
USA
2,318
1,825
2,721
1,909
2,380
1,925
2,764
7,972
Cripple Creek & Victor 2,318 1,825 2,721 1,909 2,380 1,925 2,764 7,972
ANGLOGOLD ASHANTI
295
321
342
309
39,249
40,902
42,278
155,954
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
SA Rand / Metric
SOUTH AFRICA
101,675
102,682
87,949
95,144
141,898
131,412
120,358
126,673
Vaal River
Great Noligwa
144,190 149,915 117,918 119,140 179,299 177,388 141,474 145,120
Kopanang 99,050 104,669 71,498 91,516 135,067 141,600 94,086 129,241
Moab Khotsong 101,180 78,689 150,648 102,216 166,260 168,658 358,141 170,693
Tau Lekoa 152,541 141,990 112,042 140,368 197,435 173,421 143,944 173,780
Surface Operations 116,749 127,742 77,719 116,290 123,411 135,813 83,260 124,038
West Wits
Mponeng
71,022 72,238 66,025 65,365 85,700 92,238 85,608 84,523
Savuka 81,339 150,256 91,613 106,748 144,345 123,005 95,552 137,104
TauTona 103,961 110,722 77,572 97,483 186,583 113,079 120,443 135,160
ARGENTINA
148,549
169,690
67,924
164,239
183,729
232,406
93,954
204,626
Cerro Vanguardia - Attributable 92.50% 148,071 165,701 67,404 162,345 183,107 228,302 93,307 202,598
AUSTRALIA
162,701
158,442
77,570
143,892
193,158
186,275
95,297
171,135
Sunrise Dam 154,754 154,552 75,697 138,295 188,295 181,766 90,855 165,643
BRAZIL
81,364
88,553
59,734
84,287
120,190
121,179
83,294
117,534
AngloGold Ashanti Brasil Mineração 74,764 82,664 54,489 78,701 115,725 116,237 79,432 113,696
Serra Grande - Attributable 50% 82,975 80,959 63,381 77,872 114,416 109,668 80,962 104,690
GHANA
211,561
154,931
100,758
156,712
253,243
194,219
187,314
198,480
Iduapriem 184,109 140,977 90,069 141,662 205,867 162,809 142,865 164,300
Obuasi 227,350 169,796 106,434 171,223 280,492 219,100 210,918 224,223
GUINEA
152,574
131,846
95,414
123,442
177,449
148,498
137,446
143,801
Siguiri - Attributable 85% 152,574 131,846 95,414 123,442 177,449 148,498 137,446 143,801
MALI
130,954
116,005
86,769
114,453
167,175
139,935
103,609
141,497
Morila - Attributable 40% 122,592 115,396 76,254 111,128 146,612 134,074 90,194 131,341
Sadiola - Attributable 38% 123,137 99,175 91,160 106,486 186,097 134,129 109,626 148,948
Yatela - Attributable 40% 178,973 157,676 119,091 151,165 168,722 166,776 139,672 155,196
NAMIBIA
163,164
134,832
114,627
142,795
186,190
145,989
120,359
160,623
Navachab 163,164 134,832 114,627 142,795 186,190 145,989 120,359 160,623
TANZANIA
294,552
174,455
156,518
193,392
342,695
225,670
207,723
245,414
Geita 294,552 174,455 156,518 193,392 342,695 225,670 207,723 245,414
USA
113,386
83,685
63,481
90,397
147,583
109,703
86,701
118,636
Cripple Creek & Victor 102,980 80,496 60,401 83,448 137,163 106,494 83,611 111,667
ANGLOGOLD ASHANTI
134,813
121,440
87,744
117,462
172,312
152,945
122,344
150,149
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
SOUTH AFRICA
1,243
536
502
(253)
1,243
536
502
3,883
Vaal River
Great Noligwa
78
(28)
32
(430)
78
(28)
32
421
Kopanang
240
57
180
(132)
240
57
180
644
Moab Khotsong
114
(27)
(151)
(138)
114
(27)
(151)
95
Tau Lekoa
22
(16)
6
(230)
22
(16)
6
60
Surface Operations
81
19
61
43
81
19
61
177
West Wits
Mponeng
594
382
263
772
594
382
263
1,887
Savuka
42
18
29
(8)
42
18
29
104
TauTona
72
130
83
(130)
72
130
83
495
ARGENTINA
17
(129)
58
(260)
17
(129)
58
(104)
Cerro Vanguardia - Attributable 92.50%
17
(114)
55
(231)
17
(114)
55
(87)
Minorities and exploration
-
(15)
3
(29)
-
(15)
3
(17)
AUSTRALIA
88
(77)
228
(480)
88
(77)
228
256
Sunrise Dam
88
(77)
228
(480)
88
(77)
228
256
BRAZIL
415
239
277
472
415
239
277
1,252
AngloGold Ashanti Brasil Mineração
271
137
178
129
271
137
178
776
Serra Grande - Attributable 50%
68
41
48
79
68
41
48
213
Minorities and exploration
76
61
51
264
76
61
51
263
GHANA
(288)
(181)
(150)
(1,210)
(288)
(181)
(150)
(385)
Iduapriem
26
(8)
11
(165)
26
(8)
11
147
Obuasi
(330)
(173)
(160)
(1,063)
(330)
(173)
(160)
(550)
Minorities and exploration
16
-
(1)
18
16
-
(1)
18
GUINEA
142
79
44
222
142
79
44
601
Siguiri - Attributable 85%
103
47
28
59
103
47
28
438
Minorities and exploration
39
32
16
163
39
32
16
163
MALI
183
65
165
(252)
183
65
165
618
Morila - Attributable 40%
1
107
34
111
(20)
107
34
111
315
Sadiola - Attributable 38%
1
47
33
44
(180)
47
33
44
222
Yatela - Attributable 40%
1
29
(2)
10
(53)
29
(2)
10
81
NAMIBIA
23
9
19
(12)
23
9
19
55
Navachab
23
9
19
(12)
23
9
19
55
TANZANIA
(570)
(350)
(110)
(1,545)
(570)
(350)
(110)
(1,054)
Geita
(570)
(350)
(110)
(1,545)
(570)
(350)
(110)
(1,054)
USA
195
92
190
155
195
92
190
601
Cripple Creek & Victor
195
92
190
155
195
92
190
601
OTHER
(24)
(34)
86
23
(24)
(34)
86
(102)
SUB-TOTAL
1,425
249
1,309
(3,140)
1,425
249
1,309
5,621
Less equity accounted investments
(184)
(65)
(263)
195
(184)
(65)
(263)
(549)
ANGLOGOLD ASHANTI
1,241
184
1,046
(2,945)
1,241
184
1,046
5,072
1
Equity accounted investments.
Rounding of figures may result in computational discrepancies.
SA Rand
Gross profit (loss) adjusted for the gain (loss)on unrealised non-hedge derivatives and other commodity contracts - Rm
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedges derivative - Rm

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
Imperial
SOUTH AFRICA
520
538
563
2,099
Vaal River
Great Noligwa
0.186
0.187
0.202
0.214
63
64
116
330
Kopanang
0.198
0.188
0.225
0.199
91
84
104
362
Moab Khotsong
0.263
0.273
0.266
0.271
71
68
23
192
Tau Lekoa
0.103
0.102
0.116
0.104
36
38
40
143
Surface Operations
0.012
0.010
0.013
0.011
27
25
30
92
West Wits
Mponeng
0.276
0.296
0.270
0.292
144
164
136
600
Savuka
0.203
0.169
0.196
0.183
18
15
17
66
TauTona
1
0.244
0.243
0.273
0.253
70
79
97
314
ARGENTINA
56
43
51
154
Cerro Vanguardia - Attributable 92.50%
0.217
0.182
0.201
0.159
56
43
51
154
AUSTRALIA
85
115
150
433
Sunrise Dam
2
0.068
0.109
0.141
0.101
85
115
150
433
BRAZIL
108
103
112
407
AngloGold Ashanti Brasil Mineração
1
0.227
0.242
0.229
0.222
83
83
91
320
Serra Grande
1
- Attributable 50%
0.233
0.223
0.194
0.221
24
20
21
87
GHANA
155
142
129
557
Iduapriem
0.053
0.052
0.055
0.051
57
50
45
200
Obuasi
1
0.135
0.130
0.126
0.127
98
92
84
357
GUINEA
81
72
83
333
Siguiri - Attributable 85%
0.032
0.031
0.034
0.035
81
72
83
333
MALI
112
97
114
409
Morila - Attributable 40%
0.096
0.078
0.114
0.090
47
38
52
170
Sadiola - Attributable 38%
0.104
0.098
0.087
0.100
49
41
40
172
Yatela
3
- Attributable 40%
0.076
0.069
0.076
0.078
16
18
22
66
NAMIBIA
20
17
20
68
Navachab
0.045
0.042
0.047
0.042
20
17
20
68
TANZANIA
52
74
58
264
Geita
0.049
0.062
0.043
0.056
52
74
58
264
USA
78
63
89
258
Cripple Creek & Victor
3
0.014
0.014
0.016
0.014
78
63
89
258
ANGLOGOLD ASHANTI
1,268
1,265
1,368
4,982
Undergound Operations
0.196
0.200
0.203
0.201
697
699
723
2,734
Surface and Dump Reclamation
0.013
0.012
0.013
0.012
44
40
43
161
Open-pit Operations
0.059
0.063
0.068
0.062
426
436
484
1,734
Heap leach Operations
4
0.018
0.016
0.021
0.018
101
90
118
353
1,268
1,265
1,368
4,982
3
The yield of Yatela and Cripple Creek reflects gold
placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
Yield - oz/t
Gold produced - oz (000)
1 The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
2
The yield of Sunrise Dam represents open-pit operations. 4
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
Imperial
SOUTH AFRICA
6.57
6.72
6.95
6.55
520
576
560
2,103
Vaal River
Great Noligwa
4.01 3.87 5.70 4.60 63 70 116 331
Kopanang 6.06 5.69 6.92 6.04 91 90 104 362
Moab Khotsong 7.44 7.45 4.66 6.55 70 70 23 192
Tau Lekoa 4.00 4.25 4.72 4.08 35 40 40 143
Surface Operations 37.19 33.89 44.98 32.82 27 26 30 92
West Wits
Mponeng
9.31 10.50 8.58 9.53 145 177 134 602
Savuka 5.48 4.60 5.33 5.09 18 17 17 66
TauTona 6.73 7.17 7.80 6.89 70 86 96 315
ARGENTINA
26.43
19.40
25.71
17.98
49
43
35
166
Cerro Vanguardia - Attributable 92.50% 26.43 19.40 25.71 17.98 49 43 35 166
AUSTRALIA
69.12
95.15
128.41
88.12
88
111
154
433
Sunrise Dam 69.12 95.15 140.15 88.12 88 111 154 433
BRAZIL
19.67
19.07
21.57
18.83
108
114
108
423
AngloGold Ashanti Brasil Mineração 18.71 18.50 21.23 17.94 87 91 87 336
Serra Grande - Attributable 50% 23.95 21.86 23.21 23.04 22 23 21 87
GHANA
9.32
8.57
7.19
8.35
152
143
124
553
Iduapriem 21.83 19.41 16.87 19.30 55 51 44 200
Obuasi 7.01 6.57 5.51 6.34 97 92 80 353
GUINEA
20.47
16.72
20.13
20.09
86
78
86
337
Siguiri - Attributable 85% 20.47 16.72 20.13 20.09 86 78 86 337
MALI
31.43
25.24
28.71
26.98
109
94
116
415
Morila - Attributable 40% 32.84 24.34 33.47 28.05 46 38 56 175
Sadiola - Attributable 38% 35.44 28.74 25.98 29.95 47 39 37 174
Yatela - Attributable 40% 21.38 20.94 25.10 19.86 15 17 23 66
NAMIBIA
12.00
11.91
13.34
11.83
21
17
21
68
Navachab 12.00 11.91 13.34 11.83 21 17 21 68
TANZANIA
8.16
11.63
8.66
10.58
53
79
66
260
Geita 8.16 11.63 8.66 10.58 53 79 66 260
USA
74.51
58.68
87.48
61.39
77
62
89
256
Cripple Creek & Victor 74.51 58.68 87.48 61.39 77 62 89 256
ANGLOGOLD ASHANTI
9.48
10.32
10.99
9.94
1,262
1,315
1,359
5,014
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
US Dollar / Imperial
SOUTH AFRICA
318
411
405
362
444
526
554
480
Vaal River
Great Noligwa
452 601 543 458 562 710 651 557
Kopanang 310 419 329 348 423 567 433 492
Moab Khotsong 317 316 693 379 520 677 1,640 632
Tau Lekoa 478 568 516 533 618 693 663 658
Surface Operations 366 513 357 440 387 545 383 469
West Wits
Mponeng
222 289 304 249 268 368 394 323
Savuka 255 603 422 411 452 489 441 518
TauTona 325 444 357 374 584 451 554 509
ARGENTINA
465
682
312
615
575
928
432
765
Cerro Vanguardia - Attributable 92.50% 464 666 310 608 573 911 429 757
AUSTRALIA
511
635
357
552
606
747
438
657
Sunrise Dam 486 619 348 531 590 729 418 635
BRAZIL
255
355
275
321
377
485
383
446
AngloGold Ashanti Brasil Mineração 234 331 251 300 363 465 366 432
Serra Grande - Attributable 50% 260 324 292 294 359 439 372 394
GHANA
663
637
463
594
793
795
859
754
Iduapriem 577 563 414 525 645 651 655 611
Obuasi 712 677 489 633 879 874 967 834
GUINEA
478
528
439
466
556
595
632
542
Siguiri - Attributable 85% 478 528 439 466 556 595 632 542
MALI
411
465
399
430
524
561
476
531
Morila - Attributable 40% 385 463 351 419 460 538 415 495
Sadiola - Attributable 38% 386 398 419 399 583 538 504 554
Yatela - Attributable 40% 561 631 547 572 529 667 642 591
NAMIBIA
512
539
527
534
584
583
554
601
Navachab 512 539 527 534 584 583 554 601
TANZANIA
921
699
722
728
1,071
904
956
929
Geita 921 699 722 728 1,071 904 956 929
USA
355
334
291
334
462
437
398
438
Cripple Creek & Victor 322 321 277 309 429 424 384 413
ANGLOGOLD ASHANTI
422
486
404
444
540
612
563
567
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
SOUTH AFRICA
126
71
74
(55)
126
71
74
466
Vaal River
Great Noligwa
8 (3) 5 (55) 8 (3) 5 52
Kopanang 24 8 27 (22) 24 8 27 76
Moab Khotsong 12 (3) (22) (20) 12 (3) (22) 9
Tau Lekoa 2 (2) 1 (30) 2 (2) 1 7
Surface Operations 8 3 9 4 8 3 9 21
West Wits
Mponeng
60 50 39 87 60 50 39 227
Savuka 4 2 4 (2) 4 2 4 12
TauTona 7 17 12 (17) 7 17 12 62
ARGENTINA
2
(16)
9
(34)
2
(16)
9
(14)
Cerro Vanguardia - Attributable 92.50% 2 (15) 8 (30) 2 (15) 8 (12)
Minorities and exploration - (1) 1 (4) - (1) 1 (2)
AUSTRALIA
9
(10)
34
(61)
9
(10)
34
32
Sunrise Dam 9 (10) 34 (61) 9 (10) 34 32
BRAZIL
42
31
41
53
42
31
41
152
AngloGold Ashanti Brasil Mineração 27 18 26 12 27 18 26 94
Serra Grande - Attributable 50% 7 5 7 9 7 5 7 26
Minorities and exploration 8 8 8 32 8 8 8 32
GHANA
(29)
(23)
(22)
(145)
(29)
(23)
(22)
(41)
Iduapriem 3 (1) 2 (21) 3 (1) 2 19
Obuasi (33) (22) (23) (126) (33) (22) (23) (61)
Minorities and exploration 1 - (1) 2 1 - (1) 1
GUINEA
14
10
7
27
14
10
7
75
Siguiri - Attributable 85% 10 6 4 7 10 6 4 55
Minorities and exploration 4 4 3 20 4 4 3 20
MALI
18
9
24
(34)
18
9
24
75
Morila - Attributable 40%
1
11 5 16 (4) 11 5 16 38
Sadiola - Attributable 38%
1
5 4 7 (23) 5 4 7 27
Yatela - Attributable 40%
1
3 - 1 (7) 3 - 1 10
NAMIBIA
2
1
3
(2)
2
1
3
7
Navachab 2 1 3 (2) 2 1 3 7
TANZANIA
(58)
(44)
(16)
(181)
(58)
(44)
(16)
(119)
Geita (58) (44) (16) (181) (58) (44) (16) (119)
USA
20
12
28
16
20
12
28
73
Cripple Creek & Victor 20 12 28 16 20 12 28 73
OTHER
(3)
(4)
13
4
(3)
(4)
13
(13)
SUB-TOTAL
143
37
195
(412)
143
37
195
693
Less equity accounted investments
(18)
(9)
(40)
28
(18)
(9)
(40)
(67)
ANGLOGOLD ASHANTI
125
28
155
(384)
125
28
155
626
1
Equity accounted investments.
Rounding of figures may result in computational discrepancies.
US Dollar
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - $m
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives - $m

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
58 59 91 265 625 637 982 2,849
Milled - 000 tonnes / - 000 tons 309 308 521 1,400 341 339 574 1,543
Yield - g/t / - oz/t 6.37 6.42 6.94 7.33 0.186 0.187 0.202 0.214
Gold produced - kg / - oz (000) 1,969 1,976 3,613 10,268 63 64 116 330
Gold sold - kg / oz (000) 1,967 2,169 3,616 10,282 63 70 116 331
Total cash costs - R / - $ - ton milled 918 963 818 874 84 113 110 98
- R/kg / - $/oz - produced 144,190 149,915 117,918 119,140 452 601 543 458
Total production costs - R/kg / - $/oz - produced 179,299 177,388 141,474 145,120 562 710 651 557
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 191 188 238 181 6.14 6.05 7.64 5.82
Actual - g / - oz 125 120 177 143 4.01 3.87 5.70 4.60
Target
- m
2
/ - ft
2
5.04 5.07 5.25 4.89 54.30 54.59 56.47 52.68
Actual
- m
2
/ - ft
2
3.68 3.60 4.48 3.69 39.59 38.80 48.19 39.70
FINANCIAL RESULTS (MILLION)
Gold income
433 356 467 1,894 44 46 69 234
Cost of sales 353 374 512 1,491 36 48 76 184
Cash operating costs 282 295 424 1,217 28 38 63 150
Other cash costs 2 1 2 6 - - - 1
Total cash costs 284 296 426 1,223 29 38 63 151
Retrenchment costs 6 4 3 21 1 1 1 3
Rehabilitation and other non-cash costs (1) (6) 6 (4) - (1) 1 -
Production costs 289 294 436 1,241 29 38 64 153
Amortisation of tangible assets 64 57 75 249 6 7 11 31
Inventory change - 24 - 1 - 3 - -
80 (19) (45) 402 8 (2) (7) 50
Realised non-hedge derivatives and other commodity contracts (2) (9) 76 (832) - (1) 11 (105)
78 (28) 32 (430) 8 (3) 5 (55)
Add back accelerated settlement of non-hedge derivatives - - - 736 - - - 93
Add realised loss on other commodity contracts - - - 115 - - - 14
78 (28) 32 421 8 (3) 5 52
Capital expenditure 54 61 94 213 5 8 14 26
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
105 99 114 408 1,134 1,067 1,224 4,392
Milled - 000 tonnes / - 000 tons 417 408 419 1,649 460 450 462 1,818
Yield - g/t / - oz/t 6.78 6.44 7.70 6.82 0.198 0.188 0.225 0.199
Gold produced - kg / - oz (000) 2,827 2,627 3,229 11,244 91 84 104 362
Gold sold - kg / oz (000) 2,823 2,800 3,230 11,253 91 90 104 362
Total cash costs - R / - $ - ton milled 672 674 550 624 61 79 74 69
- R/kg / - $/oz - produced 99,050 104,669 71,498 91,516 310 419 329 348
Total production costs - R/kg / - $/oz - produced 135,067 141,600 94,086 129,241 423 567 433 492
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 217 216 238 204 6.97 6.95 7.65 6.56
Actual - g / - oz 188 177 215 188 6.06 5.69 6.92 6.04
Target
- m
2
/ - ft
2
7.79 7.76 7.70 7.42 83.83 83.58 82.83 79.89
Actual
- m
2
/ - ft
2
7.02 6.67 7.58 6.81 75.57 71.84 81.64 73.35
FINANCIAL RESULTS (MILLION)
Gold income
624 462 416 2,107 63 60 62 255
Cost of sales 381 391 304 1,454 38 50 45 178
Cash operating costs 278 273 229 1,023 28 35 34 125
Other cash costs 2 1 2 6 - - - 1
Total cash costs 280 275 231 1,029 28 35 34 126
Retrenchment costs 5 4 2 17 - 1 - 2
Rehabilitation and other non-cash costs (1) (2) 4 1 - - 1 -
Production costs 284 278 238 1,047 29 36 35 128
Amortisation of tangible assets 98 94 66 406 10 12 10 50
Inventory change - 19 - 1 - 2 - -
242 71 113 653 24 10 17 77
Realised non-hedge derivatives and other commodity contracts (3) (14) 67 (784) - (2) 10 (99)
240 57 180 (132) 24 8 27 (22)
Add back accelerated settlement of non-hedge derivatives - - - 669 - - - 84
Add realised loss on other commodity contracts - - - 107 - - - 13
240 57 180 644 24 8 27 76
Capital expenditure 116 96 111 391 12 12 16 47
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
35 34 11 96 379 371 119 1,039
Milled - 000 tonnes / - 000 tons 243 227 80 641 268 250 88 707
Yield - g/t / - oz/t 9.03 9.37 9.12 9.31 0.263 0.273 0.266 0.271
Gold produced - kg / - oz (000) 2,194 2,127 726 5,965 71 68 23 192
Gold sold - kg / - oz (000) 2,192 2,178 726 5,966 70 70 23 192
Total cash costs - R / - $ - ton milled 914 737 1,373 951 84 86 184 103
- R/kg / - $/oz - produced 101,180 78,689 150,648 102,216 317 316 693 379
Total production costs - R/kg / - $/oz - produced 166,260 168,658 358,141 170,693 520 677 1,640 632
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 166 164 190 154 5.33 5.27 6.10 4.96
Actual - g / - oz 231 232 145 204 7.44 7.45 4.66 6.55
Target
- m
2
/ - ft
2
3.61 3.59 3.59 3.32 38.88 38.70 38.64 35.73
Actual
- m
2
/ - ft
2
3.72 3.76 2.21 3.30 40.02 40.45 23.83 35.49
FINANCIAL RESULTS (MILLION)
Gold income
480 346 94 1,118 48 45 14 131
Cost of sales 364 368 260 1,018 37 47 38 121
Cash operating costs 221 166 109 606 22 21 16 72
Other cash costs 1 1 1 3 - - - -
Total cash costs 222 167 109 610 22 22 16 73
Retrenchment costs 1 1 - 3 - - - -
Rehabilitation and other non-cash costs (8) 5 39 2 (1) 1 6 1
Production costs 214 173 148 615 22 22 22 73
Amortisation of tangible assets 150 185 112 403 15 24 16 48
Inventory change - 9 - - - 1 - -
116 (22) (166) 100 12 (3) (24) 10
Realised non-hedge derivatives and other commodity contracts (2) (5) 15 (237) - (1) 2 (30)
114 (27) (151) (138) 12 (3) (22) (20)
Add back accelerated settlement of non-hedge derivatives - - - 201 - - - 25
Add realised loss on other commodity contracts - - - 32 - - - 4
114 (27) (151) 95 12 (3) (22) 9
Capital expenditure 205 224 195 736 20 29 29 89
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
57 63 62 239 618 680 669 2,573
Milled - 000 tonnes / - 000 tons 313 335 314 1,243 345 369 347 1,370
Yield - g/t / - oz/t 3.53 3.50 3.97 3.58 0.103 0.102 0.116 0.104
Gold produced - kg / - oz (000) 1,105 1,173 1,247 4,444 36 38 40 143
Gold sold - kg / oz (000) 1,104 1,248 1,248 4,447 35 40 40 143
Total cash costs - R / - $ - ton milled 538 497 444 502 49 58 60 56
- R/kg / - $/oz - produced 152,541 141,990 112,042 140,368 478 568 516 533
Total production costs - R/kg / - $/oz - produced 197,435 173,421 143,944 173,780 618 693 663 658
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 162 160 168 152 5.22 5.14 5.42 4.89
Actual - g / - oz 124 132 147 127 4.00 4.25 4.72 4.08
Target
- m
2
/ - ft
2
8.30 8.30 8.69 7.93 89.37 89.34 93.59 85.34
Actual
- m
2
/ - ft
2
6.46 7.12 7.32 6.82 69.58 76.68 78.83 73.46
FINANCIAL RESULTS (MILLION)
Gold income
241 205 161 834 24 27 24 101
Cost of sales 218 216 180 773 22 28 27 94
Cash operating costs 168 166 139 621 17 21 21 76
Other cash costs 1 1 1 3 - - - -
Total cash costs 169 167 140 624 17 21 21 76
Retrenchment costs 1 2 1 6 - - - 1
Rehabilitation and other non-cash costs 10 5 1 16 1 1 - 2
Production costs 180 173 142 646 18 22 21 79
Amortisation of tangible assets 38 30 38 127 4 4 6 15
Inventory change - 12 - - - 2 - -
23 (11) (19) 61 2 (1) (3) 7
Realised non-hedge derivatives and other commodity contracts (1) (5) 25 (292) - (1) 4 (37)
22 (16) 6 (230) 2 (2) 1 (30)
Add back accelerated settlement of non-hedge derivatives - - - 290 - - - 37
22 (16) 6 60 2 (2) 1 7
Capital expenditure 39 41 45 146 4 5 7 18
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) profit normalised for accelerated settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 2,039 2,150 2,005 7,922 2,248 2,370 2,210 8,733
Yield - g/t / - oz/t 0.42 0.36 0.46 0.36 0.012 0.010 0.013 0.011
Gold produced - kg / - oz (000) 848 773 920 2,864 27 25 30 92
Gold sold - kg / - oz (000) 847 807 920 2,867 27 26 30 92
Total cash costs - R / - $ - ton milled 49 46 36 42 4 5 5 5
- R/kg / - $/oz - produced 116,749 127,742 77,719 116,290 366 513 357 440
Total production costs - R/kg / - $/oz - produced 123,411 135,813 83,260 124,038 387 545 383 469
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 676 656 1,282 711 21.72 21.11 41.23 22.87
Actual - g / - oz 1,157 1,054 1,399 1,021 37.19 33.89 44.98 32.82
FINANCIAL RESULTS (MILLION)
Gold income
186 133 119 544 19 17 18 66
Cost of sales 105 110 77 355 11 14 11 43
Cash operating costs 99 99 71 333 10 13 11 40
Other cash costs - - - - - - - -
Total cash costs 99 99 71 333 10 13 11 40
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 99 99 71 333 10 13 11 40
Amortisation of tangible assets 6 6 5 22 1 1 1 3
Inventory change - 5 - - - 1 - -
82 23 42 189 8 3 6 23
Realised non-hedge derivatives and other commodity contracts (1) (4) 19 (146) - (1) 3 (19)
81 19 61 43 8 3 9 4
Add back accelerated settlement of non-hedge derivatives - - - 134 - - - 17
81 19 61 177 8 3 9 21
Capital expenditure 1 3 (1) 6 - - - 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
90 92 76 359 963 990 816 3,859
Milled - 000 tonnes / - 000 tons 475 503 456 1,863 524 555 503 2,054
Yield - g/t / - oz/t 9.45 10.16 9.26 10.02 0.276 0.296 0.270 0.292
Gold produced - kg / - oz (000) 4,492 5,113 4,223 18,672 144 164 136 600
Gold sold - kg / - oz (000) 4,496 5,511 4,181 18,720 145 177 134 602
Total cash costs - R / - $ - ton milled 671 734 611 655 61 86 82 73
- R/kg / - $/oz - produced 71,022 72,238 66,025 65,365 222 289 304 249
Total production costs - R/kg / - $/oz - produced 85,700 92,238 85,608 84,523 268 368 394 323
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 279 274 295 266 8.96 8.81 9.49 8.55
Actual - g / - oz 289 327 267 296 9.31 10.50 8.58 9.53
Target
- m
2
/ - ft
2
5.59 5.59 5.81 5.44 60.13 60.19 62.53 58.51
Actual
- m
2
/ - ft
2
5.77 5.87 4.79 5.69 62.09 63.23 51.58 61.25
FINANCIAL RESULTS (MILLION)
Gold income
954 931 564 3,403 96 121 83 414
Cost of sales 385 502 357 1,582 39 65 53 194
Cash operating costs 317 367 277 1,213 32 47 41 148
Other cash costs 2 2 2 7 - - - 1
Total cash costs 319 369 279 1,221 32 48 41 149
Retrenchment costs 1 2 1 8 - - - 1
Rehabilitation costs 6 9 (6) 20 1 1 (1) 2
Production costs 327 380 274 1,248 33 49 41 153
Amortisation of tangible assets 58 91 88 330 6 12 13 41
Inventory change - 30 (4) 4 - 4 (1) -
569 430 207 1,820 57 56 31 220
Realised non-hedge derivatives and other commodity contracts 25 (48) 56 (1,049) 3 (7) 8 (133)
594 382 263 772 60 50 39 87
Add back accelerated settlement of non-hedge derivatives - - - 1,116 - - - 141
594 382 263 1,887 60 50 39 227
Capital expenditure 228 209 234 707 23 27 34 86
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
14 17 17 63 156 188 179 675
Milled - 000 tonnes / - 000 tons 81 83 80 328 90 91 89 361
Yield - g/t / - oz/t 6.96 5.80 6.73 6.28 0.203 0.169 0.196 0.183
Gold produced - kg / - oz (000) 566 481 540 2,057 18 15 17 66
Gold sold - kg / - oz (000) 566 520 534 2,063 18 17 17 66
Total cash costs - R / - $ - ton milled 566 872 616 670 52 102 83 75
- R/kg / - $/oz - produced 81,339 150,256 91,613 106,748 255 603 422 411
Total production costs - R/kg / - $/oz - produced 144,345 123,005 95,552 137,104 452 489 441 518
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 158 160 127 156 5.07 5.15 4.09 5.01
Actual - g / - oz 170 143 166 158 5.48 4.60 5.33 5.09
Target
- m
2
/ - ft
2
5.62 5.64 5.89 5.32 60.51 60.71 63.43 57.26
Actual
- m
2
/ - ft
2
4.37 5.20 5.09 4.83 47.01 55.99 54.84 51.95
FINANCIAL RESULTS (MILLION)
Gold income
121 88 72 375 12 11 11 45
Cost of sales 82 65 51 283 8 8 8 34
Cash operating costs 46 72 49 218 5 9 7 27
Other cash costs - - - 2 - - - -
Total cash costs 46 72 49 220 5 9 7 27
Retrenchment costs - - - 2 - - - -
Rehabilitation and other non-cash costs 14 - (1) 15 1 - - 1
Production costs 60 73 49 236 6 9 7 29
Amortisation of tangible assets 22 (14) 3 46 2 (2) - 5
Inventory change - 6 (1) 1 - 1 - -
39 23 21 92 4 3 3 11
Realised non-hedge derivatives and other commodity contracts 3 (5) 8 (100) - (1) 1 (13)
42 18 29 (8) 4 2 4 (2)
Add back accelerated settlement of non-hedge derivatives - - - 112 - - - 14
42 18 29 104 4 2 4 12
Capital expenditure 25 20 24 89 2 3 4 11
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
35 41 41 164 376 445 438 1,769
Milled - 000 tonnes / - 000 tons 254 292 315 1,106 280 322 347 1,220
Yield - g/t / - oz/t 8.37 8.34 9.37 8.66 0.244 0.243 0.273 0.253
Gold produced - kg / - oz (000) 2,126 2,435 2,946 9,580 68 78 95 308
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 169 61 148 493 186 68 163 544
Yield - g/t / - oz/t 0.34 0.46 0.40 0.38 0.010 0.013 0.012 0.011
Gold produced - kg / - oz (000) 57 28 59 189 2 1 2 6
TOTAL
Yield
1
- g/t / - oz/t 8.37 8.34 9.37 8.66 0.244 0.243 0.273 0.253
Gold produced - kg / - oz (000) 2,184 2,464 3,005 9,769 70 79 97 314
Gold sold - kg / - oz (000) 2,184 2,687 2,976 9,800 70 86 96 315
Total cash costs - R / - $ - ton milled 536 772 504 595 49 90 68 67
- R/kg / - $/oz - produced 103,961 110,722 77,572 97,483 325 444 357 374
Total production costs - R/kg / - $/oz - produced 186,583 113,079 120,443 135,160 584 451 554 509
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 243 253 316 234 7.81 8.13 10.17 7.51
Actual - g / - oz 209 223 243 214 6.73 7.17 7.80 6.89
Target
- m
2
/ - ft
2
4.25 4.39 5.36 4.11 45.70 47.22 57.65 44.20
Actual
- m
2
/ - ft
2
3.34 3.74 3.28 3.60 36.00 40.26 35.35 38.79
FINANCIAL RESULTS (MILLION)
Gold income
469 465 399 1,794 47 60 59 220
Cost of sales 407 306 358 1,324 41 39 53 160
Cash operating costs 225 271 231 947 23 35 34 117
Other cash costs 2 1 2 6 - - - 1
Total cash costs 227 273 233 952 23 35 35 117
Retrenchment costs 2 1 1 16 - - - 2
Rehabilitation and other non-cash costs 58 2 (7) 63 6 - (1) 6
Production costs 286 276 227 1,032 29 36 34 126
Amortisation of tangible assets 121 2 135 289 12 - 20 34
Inventory change - 27 (4) 4 - 4 (1) -
62 159 41 470 6 21 6 59
Realised non-hedge derivatives and other commodity contracts 11 (30) 42 (600) 1 (4) 6 (76)
72 130 83 (130) 7 17 12 (17)
Add back accelerated settlement of non-hedge derivatives - - - 625 - - - 79
72 130 83 495 7 17 12 62
Capital expenditure 147 134 178 491 15 17 26 60
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Argentina
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,397 5,421 6,222 22,902 5,949 5,976 6,859 25,245
Treated - 000 tonnes / - 000 tons 235 216 232 883 260 238 256 973
Stripping ratio - t (mined total-mined ore) / t mined ore 22.72 30.99 25.14 27.50 22.72 30.99 25.14 27.50
Yield - g/t / - oz/t 7.44 6.25 6.88 5.44 0.217 0.182 0.201 0.159
Gold in ore - kg / - oz (000) 1,822 1,439 1,675 5,070 59 46 54 163
Gold produced - kg / - oz (000) 1,752 1,350 1,597 4,799 56 43 51 154
Gold sold - kg / - oz (000) 1,528 1,325 1,092 5,169 49 43 35 166
Total cash costs - R/kg / - $/oz - produced 148,071 165,701 67,404 162,345 464 666 310 608
Total production costs - R/kg / - $/oz - produced 183,107 228,302 93,307 202,598 573 911 429 757
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 982 810 810 764 31.59 26.04 26.03 24.58
Actual - g / - oz 822 603 800 559 26.43 19.40 25.71 17.98
FINANCIAL RESULTS (MILLION)
Gold income
367 223 184 910 37 29 27 108
Cost of sales 313 306 105 1,002 31 39 16 120
Cash operating costs 229 201 91 682 23 26 13 82
Other cash costs 30 22 17 97 3 3 2 12
Total cash costs 259 224 108 779 26 29 16 94
Rehabilitation and other non-cash costs 6 47 5 54 1 6 1 7
Production costs 265 271 112 833 27 35 17 100
Amortisation of tangible assets 56 34 37 139 6 4 5 16
Inventory change (8) 2 (44) 30 (1) - (6) 4
55 (83) 78 (93) 6 (10) 12 (13)
Realised non-hedge derivatives and other commodity contracts (38) (31) (23) (139) (4) (4) (3) (17)
17 (114) 55 (231) 2 (15) 8 (30)
Add back accelerated settlement of non-hedge derivatives - - - 144 - - - 18
17 (114) 55 (87) 2 (15) 8 (12)
Capital expenditure 36 26 45 125 4 3 7 15
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives

Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 246 152 104 668 271 167 114 736
Treated - 000 tonnes / - 000 tons 179 129 116 513 197 142 128 566
Yield - g/t / - oz/t 4.11 4.22 4.92 4.40 0.120 0.123 0.143 0.128
Gold produced - kg / - oz (000) 736 544 572 2,261 24 18 18 73
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,638 1,719 2,242 9,146 2,142 2,249 2,933 11,963
Treated - 000 tonnes / - 000 tons 824 818 847 3,239 908 902 934 3,570
Stripping ratio - t (mined total-mined ore) / t mined ore (21.82) 57.04 4.05 15.28 (21.82) 57.04 4.05 15.28
Yield - g/t / - oz/t 2.33 3.72 4.84 3.46 0.068 0.109 0.141 0.101
Gold produced - kg / - oz (000) 1,915 3,045 4,101 11,216 62 98 132 361
TOTAL
Yield
1
- g/t / - oz/t 2.33 3.72 4.84 3.46 0.068 0.109 0.141 0.101
Gold produced - kg / - oz (000) 2,651 3,590 4,673 13,477 85 115 150 433
Gold sold - kg / - oz (000) 2,734 3,440 4,796 13,455 88 111 154 433
Total cash costs - R/kg / - $/oz - produced 154,754 154,552 75,697 138,295 486 619 348 531
Total production costs - R/kg / - $/oz - produced 188,295 181,766 90,855 165,643 590 729 418 635
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,678 3,540 4,715 3,384 86.09 113.81 151.58 108.81
Actual - g / - oz 2,150 2,959 4,359 2,741 69.12 95.15 140.15 88.12
FINANCIAL RESULTS (MILLION)
Gold income
937 582 684 2,338 94 75 101 280
Cost of sales 504 634 494 2,226 51 82 73 274
Cash operating costs 394 534 333 1,787 40 69 49 220
Other cash costs 17 21 21 77 2 3 3 9
Total cash costs 410 555 354 1,864 41 71 52 230
Rehabilitation and other non-cash costs 4 3 (20) 10 - - (3) 1
Production costs 415 557 334 1,873 42 72 49 231
Amortisation of tangible assets 85 95 91 359 8 12 13 44
Inventory change 5 (18) 69 (7) - (2) 10 (1)
433 (52) 191 112 44 (7) 28 6
Realised non-hedge derivatives and other commodity contracts (345) (25) 37 (592) (35) (3) 6 (66)
88 (77) 228 (480) 9 (10) 34 (61)
Add back accelerated settlement of non-hedge derivatives - - - 736 - - - 93
88 (77) 228 256 9 (10) 34 32
Capital expenditure 46 33 68 159 5 4 10 19
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 304 300 332 1,203 335 330 366 1,326
Treated - 000 tonnes / - 000 tons 305 277 334 1,186 336 305 368 1,307
Yield - g/t / - oz/t 7.77 8.28 7.84 7.62 0.227 0.242 0.229 0.222
Gold produced - kg / - oz (000) 2,372 2,293 2,616 9,034 76 74 84 290
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,164 1,291 1,253 4,363 1,283 1,423 1,382 4,809
Placed 1 - 000 tonnes / - 000 tons 46 71 51 225 50 78 56 248
Stripping ratio - t (mined total-mined ore) / t mined ore 25.05 17.02 24.11 18.40 25.05 17.02 24.11 18.40
Yield
2
- g/t / - oz/t 3.16 2.03 4.28 3.63 0.092 0.059 0.125 0.106
Gold placed
3
- kg / - oz (000) 144 143 217 816 5 5 7 26
Gold produced - kg / - oz (000) 224 289 210 926 7 9 7 30
TOTAL
Yield
4
- g/t / - oz/t 7.77 8.28 7.84 7.62 0.227 0.242 0.229 0.222
Gold produced - kg / - oz (000) 2,596 2,583 2,826 9,960 83 83 91 320
Gold sold - kg / - oz (000) 2,696 2,817 2,706 10,464 87 91 87 336
Total cash costs - R/kg / - $/oz - produced 74,764 82,664 54,489 78,701 234 331 251 300
Total production costs - R/kg / - $/oz - produced 115,725 116,237 79,432 113,696 363 465 366 432
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 534 597 719 558 17.17 19.18 23.10 17.93
Actual - g / - oz 582 575 660 558 18.71 18.50 21.23 17.94
FINANCIAL RESULTS (MILLION)
Gold income
673 442 303 1,673 68 57 45 200
Cost of sales 323 316 225 1,165 33 41 33 142
Cash operating costs 187 207 149 759 19 27 22 93
Other cash costs 7 7 5 25 1 1 1 3
Total cash costs 194 214 154 784 20 28 23 96
Rehabilitation and other non-cash costs (5) 1 (3) (3) - - - -
Production costs 189 214 151 781 19 28 22 96
Amortisation of tangible assets 111 86 74 351 11 11 11 42
Inventory change 23 16 1 32 2 2 - 4
350 126 78 509 35 16 12 58
Realised non-hedge derivatives and other commodity contracts (79) 11 100 (380) (8) 1 15 (46)
271 137 178 129 27 18 26 12
Add back accelerated settlement of non-hedge derivatives - - - 647 - - - 82
271 137 178 776 27 18 26 94
Capital expenditure 129 148 158 565 12 19 24 69
1
Tonnes / Tons placed onto leach pad.
4
Total yield represents underground operations.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 86 84 93 334 94 93 103 368
Treated - 000 tonnes / - 000 tons 86 70 82 310 95 77 90 341
Yield - g/t / - oz/t 8.00 7.64 6.65 7.58 0.233 0.223 0.194 0.221
Gold produced - kg / - oz (000) 686 533 542 2,349 22 17 17 76
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 218 228 139 764 241 251 153 843
Treated - 000 tonnes / - 000 tons 16 21 19 86 18 24 21 95
Stripping ratio - t (mined total-mined ore) / t mined ore 8.11 7.95 7.44 6.73 8.11 7.95 7.44 6.73
Yield - g/t / - oz/t 3.92 4.24 6.02 4.20 0.114 0.124 0.176 0.122
Gold in ore - kg / - oz (000) 71 111 120 404 2 4 4 13
Gold produced - kg / - oz (000) 64 91 112 360 2 3 4 12
TOTAL
Yield
1
- g/t / - oz/t 8.00 7.64 6.65 7.58 0.233 0.223 0.194 0.221
Gold produced - kg / - oz (000) 750 624 654 2,709 24 20 21 87
Gold sold - kg / - oz (000) 676 726 658 2,693 22 23 21 87
Total cash costs - R/kg / - $/oz - produced 82,975 80,959 63,381 77,872 260 324 292 294
Total production costs - R/kg / - $/oz - produced 114,416 109,668 80,962 104,690 359 439 372 394
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 690 734 685 705 22.18 23.59 22.03 22.67
Actual - g / - oz 745 680 722 716 23.95 21.86 23.21 23.04
FINANCIAL RESULTS (MILLION)
Gold income
150 119 79 450 15 15 12 54
Cost of sales 79 77 50 280 8 10 7 34
Cash operating costs 58 46 38 196 6 6 6 24
Other cash costs 4 4 3 15 - 1 - 2
Total cash costs 62 51 41 211 6 7 6 26
Rehabilitation and other non-cash costs - 1 1 1 - - - -
Production costs 63 51 42 212 6 7 6 26
Amortisation of tangible assets 23 17 11 72 2 2 2 9
Inventory change (7) 9 (3) (4) (1) 1 - -
71 42 28 170 7 6 4 20
Realised non-hedge derivatives and other commodity contracts (3) (1) 20 (91) - - 3 (11)
68 41 48 79 7 5 7 9
Add back accelerated settlement of non-hedge derivatives - - - 134 - - - 17
68 41 48 213 7 5 7 26
Capital expenditure 66 44 22 168 7 6 3 20
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
IDUAPRIEM
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,997 4,292 5,285 17,397 5,508 4,731 5,825 19,177
Treated - 000 tonnes / - 000 tons 964 874 729 3,535 1,063 963 804 3,897
Stripping ratio - t (mined total-mined ore) / t mined ore 4.15 4.52 4.72 3.86 4.15 4.52 4.72 3.86
Yield - g/t / - oz/t 1.83 1.79 1.90 1.76 0.053 0.052 0.055 0.051
Gold in ore - kg / - oz (000) 1,189 1,470 1,491 5,916 38 47 48 190
Gold produced - kg / - oz (000) 1,761 1,566 1,387 6,221 57 50 45 200
Gold sold - kg / - oz (000) 1,717 1,583 1,384 6,230 55 51 44 200
Total cash costs - R/kg / - $/oz - produced 184,109 140,977 90,069 141,662 577 563 414 525
Total produced costs - R/kg / - $/oz - produced 205,867 162,809 142,865 164,300 645 651 655 611
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 718 704 679 672 23.07 22.65 21.83 21.61
Actual - g / - oz 679 604 525 600 21.83 19.41 16.87 19.30
FINANCIAL RESULTS (MILLION)
Gold income
358 325 213 1,356 36 41 31 165
Cost of sales 352 256 195 1,007 36 33 29 121
Cash operating costs 306 209 116 830 31 27 17 99
Other cash costs 18 12 8 52 2 1 1 6
Total cash costs 324 221 125 881 33 28 18 105
Rehabilitation and other non-cash costs (1) (1) 54 3 - - 8 -
Production costs 323 220 179 884 33 28 26 105
Amortisation of tangible assets 39 35 19 138 4 5 3 17
Inventory change (11) 1 (3) (15) (1) - - (1)
6 69 18 349 1 9 3 44
Realised non-hedge derivatives and other commodity contracts 20 (77) (7) (514) 2 (9) (1) (65)
26 (8) 11 (165) 3 (1) 2 (21)
Add back accelerated settlement of non-hedge derivatives - - - 312 - - - 39
26 (8) 11 147 3 (1) 2 19
Capital expenditure 150 136 105 448 16 18 15 54
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 517 494 451 1,923 570 545 497 2,119
Treated - 000 tonnes / - 000 tons 564 546 519 2,096 622 602 572 2,311
Yield - g/t / - oz/t 4.62 4.45 4.34 4.37 0.135 0.130 0.126 0.127
Gold produced - kg / - oz (000) 2,605 2,434 2,250 9,151 84 78 72 294
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 883 867 834 3,455 974 956 919 3,808
Yield - g/t / - oz/t 0.52 0.49 0.43 0.57 0.015 0.014 0.013 0.017
Gold produced - kg / - oz (000) 457 428 361 1,956 15 14 12 63
TOTAL
Yield
1
- g/t / - oz/t 4.62 4.45 4.34 4.37 0.135 0.130 0.126 0.127
Gold produced - kg / - oz (000) 3,062 2,862 2,611 11,107 98 92 84 357
Gold sold - kg / - oz (000) 3,003 2,850 2,485 10,974 97 92 80 353
Total cash costs - R/kg / - $/oz - produced 227,350 169,796 106,434 171,223 712 677 489 633
Total production costs - R/kg / - $/oz - produced 280,492 219,100 210,918 224,223 879 874 967 834
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 219 212 336 211 7.03 6.82 10.79 6.79
Actual - g / - oz 218 204 171 197 7.01 6.57 5.51 6.34
FINANCIAL RESULTS (MILLION)
Gold income
611 612 388 2,626 62 78 57 321
Cost of sales 984 621 534 2,591 99 80 79 308
Cash operating costs 666 464 262 1,809 67 60 39 215
Other cash costs 31 22 16 93 3 3 2 11
Total cash costs 696 486 278 1,902 70 62 41 226
Retrenchment costs - - 78 - - - 12 -
Rehabilitation and other non-cash costs (23) 13 120 16 (2) 2 18 3
Production costs 673 499 476 1,918 68 64 70 229
Amortisation of tangible assets 186 128 75 572 19 16 11 69
Inventory change 125 (6) (17) 101 13 (1) (3) 10
(374) (9) (145) 35 (38) (2) (21) 13
Realised non-hedge derivatives and other commodity contracts 43 (164) (15) (1,098) 4 (20) (2) (139)
(330) (173) (160) (1,063) (33) (22) (23) (126)
Add back accelerated settlement of non-hedge derivatives - - - 513 - - - 65
(330) (173) (160) (550) (33) (22) (23) (61)
Capital expenditure 383 247 153 922 42 32 23 112
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross loss normalised for accelerated settlement of non-
hedge derivatives

Guinea
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,887 4,783 5,887 24,131 6,489 5,273 6,489 26,600
Treated - 000 tonnes / - 000 tons 2,303 2,109 2,181 8,612 2,539 2,325 2,404 9,493
Stripping ratio - t (mined total-mined ore) / t mined ore 0.95 0.92 1.20 1.13 0.95 0.92 1.20 1.13
Yield - g/t / - oz/t 1.10 1.06 1.18 1.20 0.032 0.031 0.034 0.035
Gold produced - kg / - oz (000) 2,533 2,235 2,567 10,350 81 72 83 333
Gold sold - kg / - oz (000) 2,680 2,422 2,661 10,469 86 78 86 337
Total cash costs - R/kg / - $/oz - produced 152,574 131,846 95,414 123,442 478 528 439 466
Total production costs - R/kg / - $/oz - produced 177,449 148,498 137,446 143,801 556 595 632 542
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 448 462 313 502 14.41 14.86 10.05 16.13
Actual - g / - oz 637 520 626 625 20.47 16.72 20.13 20.09
FINANCIAL RESULTS (MILLION)
Gold income
561 508 411 2,297 57 65 61 282
Cost of sales 487 353 374 1,514 49 46 55 183
Cash operating costs 329 251 189 1,054 33 32 28 127
Other cash costs 58 44 56 224 6 6 8 28
Total cash costs 386 295 245 1,278 39 38 36 155
Rehabilitation and other non-cash costs (11) (2) 44 11 (1) - 6 2
Production costs 375 293 289 1,289 38 38 43 157
Amortisation of tangible assets 74 39 64 200 7 5 9 24
Inventory change 37 21 21 26 4 3 3 3
74 155 38 783 7 20 6 99
Realised non-hedge derivatives and other commodity contracts 29 (108) (10) (724) 3 (13) (1) (92)
103 47 28 59 10 6 4 7
Add back accelerated settlement of non-hedge derivatives - - - 379 - - - 48
103 47 28 438 10 6 4 55
Capital expenditure 29 44 32 151 2 6 5 18
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
MORILA - Attributable 40%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 608 718 1,053 2,890 795 939 1,377 3,781
Mined - 000 tonnes / - 000 tons 1,664 1,996 2,680 7,952 1,834 2,201 2,954 8,766
Treated - 000 tonnes / - 000 tons 440 439 411 1,718 485 484 453 1,893
Stripping ratio - t (mined total-mined ore) / t mined ore 2.97 3.23 2.98 3.00 2.97 3.23 2.98 3.00
Yield - g/t / - oz/t 3.31 2.67 3.91 3.08 0.096 0.078 0.114 0.090
Gold produced - kg / - oz (000) 1,456 1,170 1,607 5,298 47 38 52 170
Gold sold - kg / - oz (000) 1,438 1,183 1,729 5,446 46 38 56 175
Total cash costs - R/kg / - $/oz - produced 122,592 115,396 76,254 111,128 385 463 351 419
Total production costs - R/kg / - $/oz - produced 146,612 134,074 90,194 131,341 460 538 415 495
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,180 1,157 1,383 1,123 37.93 37.20 44.45 36.10
Actual - g / - oz 1,021 757 1,041 873 32.84 24.34 33.47 28.05
FINANCIAL RESULTS (MILLION)
Gold income
321 190 256 690 32 25 38 82
Cost of sales 215 156 145 710 22 20 21 86
Cash operating costs 152 117 102 503 15 15 15 61
Other cash costs 26 18 20 86 3 2 3 10
Total cash costs 179 135 123 589 18 17 18 71
Rehabilitation and other non-cash costs (1) - (3) (1) - - - -
Production costs 177 135 120 588 18 17 18 71
Amortisation of tangible assets 36 22 25 108 4 3 4 13
Inventory change 1 (1) - 14 - - - 2
107 34 111 (20) 11 5 16 (4)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
107 34 111 (20) 11 5 16 (4)
Add back accelerated settlement of non-hedge derivatives - - - 335 - - - 42
107 34 111 315 11 5 16 38
Capital expenditure 5 1 2 9 1 - - 1
1
Morila is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
SADIOLA - Attributable 38%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,251 944 1,487 4,742 1,636 1,235 1,945 6,203
Mined - 000 tonnes / - 000 tons 2,447 1,831 2,834 9,158 2,698 2,018 3,124 10,095
Treated - 000 tonnes / - 000 tons 428 380 418 1,564 471 419 460 1,724
Stripping ratio - t (mined total-mined ore) / t mined ore 3.02 4.22 3.45 2.95 3.02 4.22 3.45 2.95
Yield - g/t / - oz/t 3.58 3.37 3.00 3.42 0.104 0.098 0.087 0.100
Gold produced - kg / - oz (000) 1,530 1,281 1,252 5,357 49 41 40 172
Gold sold - kg / - oz (000) 1,459 1,210 1,166 5,418 47 39 37 174
Total cash costs - R/kg / - $/oz - produced 123,137 99,175 91,160 106,486 386 398 419 399
Total production costs - R/kg / - $/oz - produced 186,097 134,129 109,626 148,948 583 538 504 554
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 791 751 1,185 720 25.42 24.16 38.09 23.15
Actual - g / - oz 1,102 894 808 931 35.44 28.74 25.98 29.95
FINANCIAL RESULTS (MILLION)
Gold income
321 198 175 619 32 26 26 73
Cost of sales 273 165 130 799 28 21 19 96
Cash operating costs 159 109 99 482 16 14 15 58
Other cash costs 29 19 15 88 3 2 2 11
Total cash costs 188 127 114 570 19 16 17 69
Rehabilitation and other non-cash costs 13 (5) 14 9 1 (1) 2 1
Production costs 202 122 128 579 20 16 19 69
Amortisation of tangible assets 83 49 9 219 8 6 1 26
Inventory change (11) (7) (7) 1 (1) (1) (1) -
47 33 44 (180) 5 4 7 (23)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
47 33 44 (180) 5 4 7 (23)
Add back accelerated settlement of non-hedge derivatives - - - 402 - - - 51
47 33 44 222 5 4 7 27
Capital expenditure 14 4 22 27 2 - 3 3
1
Sadiola is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
YATELA - Attributable 40%
1
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 977 913 1,374 4,061 1,077 1,007 1,515 4,476
Placed
2
- 000 tonnes / - 000 tons 305 214 349 1,088 336 235 385 1,200
Stripping ratio - t (mined total-mined ore) / t mined ore 5.15 4.38 9.21 7.09 5.15 4.38 9.21 7.09
Yield
3
- g/t / - oz/t 2.60 2.36 2.60 2.66 0.076 0.069 0.076 0.078
Gold placed
4 - kg / - oz (000) 793 504 905 2,895 25 16 29 93
Gold produced - kg / - oz (000) 503 552 677 2,052 16 18 22 66
Gold sold - kg / - oz (000) 479 524 701 2,050 15 17 23 66
Total cash costs - R/kg / - $/oz - produced 178,973 157,676 119,091 151,165 561 631 547 572
Total production costs - R/kg / - $/oz - produced 168,722 166,776 139,672 155,196 529 667 642 591
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 573 488 776 634 18.41 15.68 24.94 20.39
Actual - g / - oz 665 651 781 618 21.38 20.94 25.10 19.86
FINANCIAL RESULTS (MILLION)
Gold income
106 85 104 259 11 11 15 31
Cost of sales 77 88 95 312 8 11 14 38
Cash operating costs 80 79 72 277 8 10 11 34
Other cash costs 10 8 8 33 1 1 1 4
Total cash costs 90 87 81 310 9 11 12 38
Rehabilitation and other non-cash costs (11) 1 8 (10) (1) - 1 (1)
Production costs 79 88 89 300 8 11 13 37
Amortisation of tangible assets 6 4 6 18 1 1 1 2
Inventory change (8) (4) - (7) (1) (1) - (1)
29 (2) 10 (53) 3 - 1 (7)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
29 (2) 10 (53) 3 - 1 (7)
Add back accelerated settlement of non-hedge derivatives - - - 134 - - - 17
29 (2) 10 81 3 - 1 10
Capital expenditure 11 3 2 23 1 - - 3
1
Yatela is an equity accounted joint venture.
2
Tonnes / Tons placed on to leach pad.
3
Gold placed / tonnes (tons) placed.
4
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives

Namibia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 744 842 661 2,956 973 1,101 864 3,867
Mined - 000 tonnes / - 000 tons 1,997 2,272 1,768 7,864 2,201 2,504 1,949 8,669
Treated - 000 tonnes / - 000 tons 401 377 388 1,481 442 415 428 1,633
Stripping ratio - t (mined total-mined ore) / t mined ore 3.84 4.65 3.97 5.39 3.84 4.65 3.97 5.39
Yield - g/t / - oz/t 1.53 1.43 1.61 1.43 0.045 0.042 0.047 0.042
Gold produced - kg / - oz (000) 614 540 624 2,126 20 17 20 68
Gold sold - kg / - oz (000) 643 518 644 2,128 21 17 21 68
Total cash costs - R/kg / - $/oz - produced 163,164 134,832 114,627 142,795 512 539 527 534
Total production costs - R/kg / - $/oz - produced 186,190 145,989 120,359 160,623 584 583 554 601
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 539 488 458 485 17.31 15.70 14.73 15.60
Actual - g / - oz 373 370 415 368 12.00 11.91 13.34 11.83
FINANCIAL RESULTS (MILLION)
Gold income
141 85 96 327 14 11 14 39
Cost of sales 118 76 77 339 12 10 11 41
Cash operating costs 95 70 68 288 10 9 10 35
Other cash costs 5 3 3 16 1 - - 2
Total cash costs 100 73 71 304 10 9 11 37
Rehabilitation and other non-cash costs 5 (1) (8) 4 1 - (1) -
Production costs 105 72 64 307 11 9 9 37
Amortisation of tangible assets 9 7 11 34 1 1 2 4
Inventory change 4 (3) 2 (2) - - - -
23 9 19 (12) 2 1 3 (2)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
23 9 19 (12) 2 1 3 (2)
Add back accelerated settlement of non-hedge derivatives - - - 67 - - - 8
23 9 19 55 2 1 3 7
Capital expenditure 34 18 24 98 4 2 3 12
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Tanzania
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,934 4,659 6,307 19,829 6,454 6,093 8,249 25,936
Mined - 000 tonnes / - 000 tons 13,728 12,119 16,460 52,794 15,132 13,359 18,144 58,195
Treated - 000 tonnes / - 000 tons 963 1,084 1,230 4,270 1,061 1,195 1,356 4,707
Stripping ratio - t (mined total-mined ore) / t mined ore 12.11 9.27 8.65 9.69 12.11 9.27 8.65 9.69
Yield - g/t / - oz/t 1.68 2.12 1.46 1.92 0.049 0.062 0.043 0.056
Gold produced - kg / - oz (000) 1,614 2,296 1,801 8,203 52 74 58 264
Gold sold - kg / - oz (000) 1,638 2,457 2,059 8,088 53 79 66 260
Total cash costs - R/kg / - $/oz - produced 294,552 174,455 156,518 193,392 921 699 722 728
Total production costs - R/kg / - $/oz - produced 342,695 225,670 207,723 245,414 1,071 904 956 929
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 482 495 819 445 15.50 15.92 26.32 14.31
Actual - g / - oz 254 362 269 329 8.16 11.63 8.66 10.58
FINANCIAL RESULTS (MILLION)
Gold income
360 397 111 2,628 36 51 16 328
Cost of sales 930 747 410 2,534 94 95 61 301
Cash operating costs 453 376 265 1,500 46 48 39 181
Other cash costs 13 16 11 56 1 2 2 7
Total cash costs 466 392 276 1,555 47 51 41 188
Rehabilitation and other non-cash costs (41) 7 35 (23) (4) 1 5 (2)
Production costs 425 400 311 1,533 43 51 46 186
Amortisation of tangible assets 119 110 57 449 12 14 8 55
Inventory change 386 237 42 552 39 30 6 60
(570) (350) (299) 94 (58) (44) (44) 27
Realised non-hedge derivatives and other commodity contracts - - 189 (1,639) - - 28 (207)
(570) (350) (110) (1,545) (58) (44) (16) (181)
Add back accelerated settlement of non-hedge derivatives - - - 491 - - - 62
(570) (350) (110) (1,054) (58) (44) (16) (119)
Capital expenditure 105 103 78 433 10 13 11 53
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross loss normalised for accelerated settlement of non-
hedge derivatives

USA
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2008
2008
2007
2008
2008
2008
2007
2008
CRIPPLE CREEK & VICTOR
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 11,571 11,271 12,337 46,330 12,755 12,424 13,599 51,071
Placed
1
- 000 tonnes / - 000 tons 5,511 5,741 5,452 22,149 6,075 6,329 6,010 24,415
Stripping ratio - t (mined total-mined ore) / t mined ore 1.16 1.08 1.22 1.12 1.16 1.08 1.22 1.12
Yield
2
- g/t / - oz/t 0.48 0.48 0.55 0.49 0.014 0.014 0.016 0.014
Gold placed
3
- kg / - oz (000) 2,641 2,729 2,993 10,784 85 88 96 347
Gold produced - kg / - oz (000) 2,422 1,955 2,778 8,016 78 63 89 258
Gold sold - kg / - oz (000) 2,380 1,925 2,764 7,972 77 62 89 256
Total cash costs
4
- R/kg / - $/oz - produced 102,980 80,496 60,401 83,448 322 321 277 309
Total production costs - R/kg / - $/oz - produced 137,163 106,494 83,611 111,667 429 424 384 413
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,440 2,458 2,467 2,210 78.44 79.02 79.32 71.06
Actual - g / - oz 2,318 1,825 2,721 1,909 74.51 58.68 87.48 61.39
FINANCIAL RESULTS (MILLION)
Gold income
531 303 280 1,984 53 39 41 240
Cost of sales 332 208 232 895 33 27 34 106
Cash operating costs 328 266 200 1,054 33 34 29 127
Other cash costs 1 17 (4) 38 - 2 (1) 5
Total cash costs 329 283 196 1,092 33 36 29 132
Rehabilitation and other non-cash costs 29 18 19 67 3 2 3 8
Production costs 357 301 215 1,158 36 39 32 140
Amortisation of tangible assets 71 61 57 243 7 8 8 30
Inventory change (96) (153) (39) (506) (10) (20) (6) (63)
198 94 48 1,089 20 12 7 134
Realised non-hedge derivatives and other commodity contracts (3) (2) 143 (934) - - 21 (118)
195 92 190 155 20 12 28 16
Add back accelerated settlement of non-hedge derivatives - - - 446 - - - 56
195 92 190 601 20 12 28 73
Capital expenditure 36 45 32 221 3 6 5 27
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Shareholders’ notice board
Diary:
Financial year-end 31 December
Annual financial statements posting on or about 23 March 2009
Annual general meeting 11:00 SA time 14 May 2009
Quarterly reports released:
Quarter ended 31 March 2009 15 May 2009
Quarter ended 30 June 2009 31 July 2009
Quarter ended 30 September 2009 2 November 2009
Quarter ended 31 December 2009 *11 February 2010
Dividends /
Dividend Number
Declared
Last date to trade
ordinary shares
cum dividend
Payment date to
shareholders
Payment date to ADS
holders
Interim – No. 104 30 July 2008 15 August 2008 29 August 2008 8 September 2008
Final – No. 105 6 February 2009 27 February 2009 13 March 2009 23 March 2009*
Interim – No. 106 29 July 2009 14 August 2008* 28 August 2008* 7 September 2008*
* Approximate dates.
Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of
AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.
Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their
CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Certain statements contained in this document, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and expenditure, including its intentions and ability to refinance its $1 billion convertible bond, and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2007 dated 19 May 2008, which was filed with the
Securities and Exchange Commission (SEC) on 19 May 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Administrative
information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman
J H Mensah
W A Nairn
Prof W L Nkuhlu
S M Pityana
* British
#
American ##Ghanaian
~ Australian
Officers
Company Secretary:
Ms L Eatwell
Contacts
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: hpersotam@AngloGoldAshanti.com
Renee Beyers
Telephone: +27 11 637 6302
Fax: +27 11 637 6400
E-mail: rbeyers@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 9, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary